     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 2002

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                 AAIPHARMA INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                   2834                                  04-2687849
    (State or other jurisdiction of            (Primary Standard Industrial                   (I.R.S. Employer
     incorporation or organization)            Classification Code Number)                 Identification Number)

                             ---------------------
                           2320 SCIENTIFIC PARK DRIVE
                        WILMINGTON, NORTH CAROLINA 28405
                              TEL: (910) 254-7000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                               GREGORY S. BENTLEY
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                 AAIPHARMA INC.
                           2320 SCIENTIFIC PARK DRIVE
                        WILMINGTON, NORTH CAROLINA 28405
                              TEL: (910) 254-7000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                      STEPHEN M. LYNCH                                           JAMES S. SCOTT, SR.
                      JOHN M. HERRING                                            SHEARMAN & STERLING
             ROBINSON, BRADSHAW & HINSON, P.A.                                   599 LEXINGTON AVENUE
                  1900 INDEPENDENCE CENTER                                     NEW YORK, NEW YORK 10022
              CHARLOTTE, NORTH CAROLINA 28246                                    TEL: (212) 848-4000
                    TEL: (704) 377-2536

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box: [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
           TITLE OF EACH CLASS OF                    AMOUNT              OFFERING            AGGREGATE           REGISTRATION
         SECURITIES TO BE REGISTERED          TO BE REGISTERED(1)   PRICE PER UNIT(2)    OFFERING PRICE(2)           FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value................      3,033,700             $33.795            $102,523,892            $9,433
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes (i) 1,500,000 shares of common stock to be initially offered for sale by us in the offering described herein, (ii) 1,138,000 shares of common stock to be sold by selling stockholders, and (iii) 395,700 shares of common stock that the underwriters will have the option to purchase from us and the selling stockholders to cover over-allotments, if any, in connection with the offering.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c). On April 4, 2002, the average of the high and low trading price for our common stock on the Nasdaq National Market was $33.795 per share.
                             ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE COMMON STOCK COVERED BY THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE COMMON STOCK AND IT IS NOT SOLICITING AN OFFER TO BUY THE COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED APRIL 5, 2002

                                2,638,000 SHARES

                             (AAIPHARMA INC. LOGO)

                                 AAIPHARMA INC.

                                  COMMON STOCK

                         ------------------------------

     Of the 2,638,000 shares of common stock offered, 1,500,000 shares are being sold by aaiPharma Inc. and 1,138,000 shares are being sold by the selling stockholders named in this prospectus. aaiPharma will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

     Our common stock is quoted on the Nasdaq National Market under the symbol "AAII." The last reported sale price of the common stock on April 4, 2002 was $32.50 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                         ------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                         ------------------------------

                                                                 PER
                                                                SHARE     TOTAL
                                                              ---------   -----
Offering Price..............................................   $          $
Discounts and Commissions to Underwriters...................   $          $
Offering Proceeds to aaiPharma Inc..........................   $          $
Offering Proceeds to the Selling Stockholders...............   $          $

     THE UNDERWRITERS MAY ALSO PURCHASE UP TO AN ADDITIONAL 168,100 SHARES FROM US AND AN ADDITIONAL 227,600 AGGREGATE SHARES FROM THE SELLING STOCKHOLDERS AT THE PUBLIC OFFERING PRICE, LESS THE UNDERWRITING DISCOUNT, WITHIN 30 DAYS FROM THE DATE OF THIS PROSPECTUS.

                         ------------------------------

     The underwriters expect to deliver the shares in New York, New York on
                    , 2002.

                         ------------------------------

BANC OF AMERICA SECURITIES LLC
                               CIBC WORLD MARKETS
                                                      WACHOVIA SECURITIES

             The date of this prospectus is                , 2002.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY PERSON TO PROVIDE YOU WITH ANY INFORMATION OR REPRESENT ANYTHING ABOUT US OR THIS OFFERING THAT IS NOT CONTAINED IN THIS PROSPECTUS, AND, IF ANY PERSON GIVES YOU ANY OTHER INFORMATION OR MAKES OTHER REPRESENTATIONS, YOU SHOULD NOT RELY UPON THAT INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US OR THE UNDERWRITERS. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SHARES IN ANY JURISDICTION WHERE AN OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.
                         ------------------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................      1
Risk Factors................................................      6
Forward-Looking Statements..................................     17
Use of Proceeds.............................................     19
Price Range of Common Stock.................................     19
Dividend Policy.............................................     20
Capitalization..............................................     20
Selected Historical Financial Data..........................     21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     22
Industry Overview...........................................     35
Business....................................................     37
Management..................................................     66
Principal and Selling Stockholders..........................     72
Certain Relationships and Related Transactions..............     74
Description of Certain Debt.................................     77
Description of Capital Stock................................     78
Shares Eligible for Future Sale.............................     81
Underwriting................................................     82
Legal Matters...............................................     84
Experts.....................................................     84
Where You Can Find More Information.........................     85
Index to Financial Statements...............................    F-1

                         ------------------------------

                         MARKET, RANKING AND OTHER DATA

     The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, and other data, are based on independent industry publications, reports of government agencies or other published industry sources, including data published by IMS Health Incorporated, Scott-Levin, a Quintiles Transnational Corporation company, and Frost & Sullivan Research Services, and our estimates are based on our management's knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. However, this information may prove to be inaccurate because of the way we obtained the data for our estimates or because this information cannot be verified with certainty due to the bias of the source, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in data gathering. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may be incorrect. Neither we nor the underwriters can guarantee the accuracy or completeness of the information contained in this prospectus.

                           TRADEMARKS AND TRADE NAMES

     We own the U.S. rights to the following registered and unregistered trademarks: M.V.I.(R), M.V.I.-12(R), M.V.I.-Pediatric(TM), Aquasol(TM), Aquasol A(R), Aquasol E(R), Aquasol D(TM), Brethine(R), Darvon(R), Darvon-N(R), Darvocet-N(R), ProSorb(R), ProSLO(TM), ProSLO II(TM), ProCore(TM), ProSpher(TM), ProLonic(TM), ProMelt(TM), Tanatril(TM), NeoSan(TM), AzaSan(TM), aaiPharma(TM) and AAI(R). We also reference trademarks owned by other companies. Calcijex(R) is a registered trademark of Abbott Laboratories, Cataflam(R) is a registered trademark of Novartis Corporation, Imuran(R) is a registered trademark of Prometheus Laboratories, Inc., Infuvite(R) is a registered trademark of Sabex Inc., Oxycontin(R) is a registered trademark of Purdue Pharma L.P., Prilosec(R) is a registered trademark of AstraZeneca AB, Proventil(R) is a registered trademark of Schering Corporation, Prozac(R) is a registered trademark of Eli Lilly and Company, Ultram(R) is a registered trademark of Johnson & Johnson Corporation and Volmax(R) is a registered trademark of GlaxoSmithKline. All references in this prospectus to any of these terms lacking the "(R)" or "(TM)" symbols are defined terms that reference the products, technologies or businesses bearing the trademarks with these symbols.

                             SHARE DATA AND EBITDA

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters' option to purchase an additional 168,100 shares from us and 227,600 shares from the selling stockholders will not be exercised.

     In this prospectus, we present data for our earnings before interest, taxes, depreciation and amortization, or EBITDA. We have included this data because we believe that some investors will find it useful in measuring our ability to meet debt service, capital expenditure and working capital requirements. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to, or more meaningful than, income (loss) from operations or other traditional indicators of operating performance and net cash provided by (used in) operating activities determined in accordance with generally accepted accounting principles. In addition, companies define EBITDA differently, and our definition of EBITDA may not be comparable to that of other companies.

                               PROSPECTUS SUMMARY

     The following summary does not contain all of the information that is important to you. When deciding whether to buy our stock, we urge you to read this entire prospectus carefully.

                                  OUR COMPANY

     We are a specialty pharmaceutical company focused on the commercialization of branded pharmaceutical products that we develop or acquire. We have over 20 years of pharmaceutical research and development experience, with operations primarily in the United States and Europe. We have acquired three branded product lines since August 2001 which had $120.2 million of 2001 net revenues on a pro forma basis assuming these acquisitions had been completed on January 1, 2001. In addition, we are developing our own proprietary products, as well as improvements and line extensions to our acquired products, by applying our scientific expertise and our portfolio of drug-delivery technologies. Historically, we have generated our revenues by providing a comprehensive spectrum of pharmaceutical research and development services on a fee-for-service basis to a broad base of customers, including large pharmaceutical companies such as AstraZeneca PLC, Bayer AG, Eli Lilly and Company, and Novartis Corporation.

     In 2001, we began acquiring established, branded pharmaceutical products whose sales we believe can be increased through enhanced marketing and promotion. We seek to acquire products that we also believe we can improve by applying our significant research and development capabilities and that fall within our targeted therapeutic classes -- critical care, central nervous system, pain management, oncology, immunosuppression and cardiology.

     - In August 2001, we acquired from AstraZeneca the U.S. rights to the M.V.I. and Aquasol branded product lines of critical care injectable and oral nutritional products, which provide nutrients to cancer, AIDS, post-operative and nutritionally compromised patients. We acquired the M.V.I. and Aquasol brands because of their strong brand names and high market share. We believe that the M.V.I. and Aquasol brands have significant growth opportunities that we can capture through our enhanced promotional support and development of product line extensions and improvements.

     - In December 2001, we acquired from Novartis the U.S. rights to the Brethine branded product line, which treats asthma. We acquired Brethine because of its strong brand recognition, 25 years of clinical experience and well established safety record. Our goal is to enhance the sales of Brethine by actively promoting the brand name and using our existing relationships with hospitals and group purchasing organizations to expand Brethine's distribution channels, in addition to developing product line extensions and improvements.

     - In March 2002, we acquired from Eli Lilly the U.S. rights to the Darvon and Darvocet branded product lines, which treat mild to moderate pain. We acquired the Darvon and Darvocet brands because they are pain management brands we believe have high customer recognition. These product lines provide us with an established position in our targeted pain management therapeutic class. Our goal is to increase the value of these brands by actively marketing and promoting them and repositioning them through the development of product line extensions and improvements.

In 2001, on a pro forma basis for these acquisitions, as if they had been completed on January 1, 2001, we would have had net revenues of $243.7 million, EBITDA of $88.4 million and net income of $23.3 million.

     Our product pipeline includes the following drugs that we intend to market and promote as branded drug products upon approval by the FDA:

     - Aquasol D, an injectable vitamin D nutritional product, for which we are awaiting FDA approval;

     - three new dosages of our azathioprine tablet, which treats rheumatoid arthritis and post-transplant organ rejection, for which we are awaiting FDA approval;

     - imidapril, an angiotensin-converting-enzyme (ACE) inhibitor for the treatment of cardiovascular disease, for which we are planning Phase III clinical trials;

     - ProSorb-D, a pain management product combining diclofenac with our patented ProSorb drug-delivery technology, currently in Phase III clinical trials; and

     - 6-omeprazole, which is a quick-dissolving tablet for the treatment of gastrointestinal ailments, currently in prototype development.

     Our company is structured within three divisions:

     - NeoSan Pharmaceuticals. NeoSan commercializes branded pharmaceutical products in our targeted therapeutic classes. We market and promote our branded products directly through our dedicated contract sales force to high-prescribing physicians of our products and products in our targeted therapeutic classes. When we acquire products, we seek products that we believe will benefit from our sales promotion and to which we can apply the scientific expertise of our other divisions to develop product line extensions and improvements. NeoSan had $130.1 million of net revenues in 2001 on a pro forma basis assuming the acquisitions of the M.V.I., Aquasol, Brethine, Darvon and Darvocet product lines had occurred on January 1, 2001.

     - aaiResearch. aaiResearch provides research and development expertise and our portfolio of drug-delivery technologies and intellectual property rights, which we use to enhance and develop products that are innovative, safer or more effective, convenient or cost-efficient. This can result in renewed regulatory or patent exclusivity, adding to the commercially valuable life of the product. We apply this expertise to internally develop our own new products and improve our acquired products. In addition, we offer these product improvement, or life cycle management, activities to our customers for royalties, milestone payments and fees. Net revenues for aaiResearch in 2001 were $20.4 million.

     - AAI International. AAI International offers a comprehensive range of pharmaceutical product development services to our customers on an international basis. These services include formulation, development, analytical, bioanalytical and stability testing services, human clinical trials, regulatory consulting and manufacturing. These services generally are provided on a fee-for-service basis. Net revenues for AAI International in 2001 were $93.2 million.

                           OUR COMPETITIVE STRENGTHS

     We believe that our competitive position is attributable to our scientific expertise and a number of our other key strengths, including the following:

Established Pharmaceutical Business Infrastructure. We have a long history of assisting our customers in developing and commercializing pharmaceutical products and have an established infrastructure to do so. We offer our customers a wide range of scientific capabilities, including analytical services, biopharmaceutical services, pharmaceutical product development services, Phase I to IV clinical services, product manufacturing, and regulatory and other consulting services, in addition to product life cycle management activities.

Well Recognized Brands. Each of the product lines we have acquired has been sold in the U.S. for over 18 years, and the Darvon and Darvocet products have been sold in the U.S. for over 25 years. These branded product lines have generated sales and gross profits for many years despite competition from generic and other competitive products. The acquired product lines had a gross margin of 79% in 2001, based on their 2001 pro forma net revenues.

Expertise in Product Life Cycle Management. Through AAI International and aaiResearch, we can apply to our own products, and offer to our customers, a strong base of resources, expertise and ideas to better understand and improve existing products and develop new products and product line extensions. Our portfolio of patents and proprietary and in-licensed technologies may provide us, and our customers, with new formulations, delivery systems, indications and dosage forms to improve the safety, efficacy or cost effectiveness, or reduce the side effects, of the drugs. This can result in renewed regulatory or patent exclusivity, adding to the commercially valuable life of the product.

Established Customer Base Enhances Product Acquisition Opportunities. We have developed strong relationships with major pharmaceutical companies through years of client service on research, product development, and product life cycle management projects. These relationships position us to acquire established, branded products that are no longer the focus of our customers' development, marketing and promotional efforts.

Experienced Management Team. We have an experienced management team that is led by Frederick D. Sancilio, Ph.D., Chairman and Chief Executive Officer, Philip S. Tabbiner, D.B.A., President and Chief Operating Officer, William L. Ginna, Jr., Executive Vice President and Chief Financial Officer, David Johnston, Ph.D., President of AAI International, George E. Van Lear, Ph.D., President of aaiResearch, and David M. Hurley, President of NeoSan Pharmaceuticals. These senior executives have an average of over 20 years of experience in the pharmaceutical industry.

                                  OUR STRATEGY

     We believe that our ability to apply our scientific expertise to develop new and improved products and product line extensions, to leverage our marketing and promotion organization and our strong relationships with many large pharmaceutical companies, and to identify and acquire branded pharmaceutical products positions our company for continued growth. Specifically, we intend to pursue the following growth strategies:

Enhance Sales of Acquired Products Through Focused Marketing and Promotion. We seek to increase sales of our acquired branded pharmaceutical products through active marketing and promotion directed at high-prescribing physicians, using one-on-one meetings, free product samples, educational programs, advertising, direct mail and website promotion. We believe that we can successfully increase sales of these products by combining the strength of their brand names with active promotion of the products.

Strengthen Our Acquired Brands Through Product Life Cycle Management. We plan to strengthen our acquired branded product lines through product life cycle management activities. We plan to use our research and development expertise and our portfolio of patents and proprietary and in-licensed technologies to provide new formulations, delivery systems, indications and dosage forms that will improve the characteristics of our acquired products, such as their safety, efficacy, convenience, cost effectiveness or side effects.

Launch Internally Developed Branded Products. We plan to continue to develop new drugs in our targeted therapeutic classes, with the view of marketing these products under our own brand names. Although we have successfully developed a number of products in the past, we did so with the intention of licensing or selling the products to our customers. We are currently developing several new drug products using our drug-delivery technologies that we intend to market under our own brand names.

Seek Attractive Acquisition Opportunities. We intend to continue taking advantage of industry consolidation trends by identifying and selectively acquiring branded pharmaceutical products. We generally will seek attractive branded pharmaceutical products that we believe have not been actively marketed and promoted for at least several years prior to our acquiring them, and thus can benefit from enhanced sales and marketing efforts, and lend themselves to product life cycle management opportunities such as new formulations, delivery systems, indications and dosage forms.

                              RECENT DEVELOPMENTS

     On March 28, 2002, we acquired the U.S. rights to the Darvon and Darvocet branded product lines and existing inventory from Eli Lilly and Company for $211.4 million in cash, subject to reduction based on the net sales of these products before and after the closing of the acquisition. The Darvon and Darvocet product lines have been sold in the U.S. for over 25 years and are used to treat mild and moderate pain. We acquired these products because we believe they have high customer recognition in the pain management therapeutic class, an area where we currently have products under development.

     In connection with the acquisition of Darvon and Darvocet, we entered into $175 million senior credit facilities, issued $175 million of senior subordinated notes due 2010, repaid all of the borrowings outstanding under our prior senior credit facilities, and terminated our tax retention operating lease and purchased the properties underlying that lease.

                                  THE OFFERING

Common stock offered by us....   1,500,000 shares

Common stock offered by
selling stockholders..........   1,138,000 shares

Common stock to be outstanding
after the offering............   19,534,068 shares

Use of proceeds...............   We estimate that the net proceeds from this
                                 offering to us will be approximately $45.5 million, assuming a public offering price of $32.50 per share (which is the last reported sale price of the common stock on the Nasdaq
                                 Stock Market on April 4, 2002) and after deducting the estimated underwriting discount and offering expenses payable by us. We expect to use the net proceeds from this offering to reduce the borrowings outstanding under our new senior credit facilities. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

Risk factors..................   See "Risk Factors" beginning on page 6 for a
                                 discussion of risks that you should carefully consider before deciding to invest in our common stock.

Nasdaq Stock Market symbol....   "AAII"

                         ------------------------------

     Our principal executive offices are located at 2320 Scientific Park Drive, Wilmington, North Carolina 28405, and our telephone number is (910) 254-7000. Our website address is www.aaipharma.com; information included or referred to on our website is not a part of or incorporated by reference into this prospectus.

                             SUMMARY FINANCIAL DATA

     The summary historical consolidated financial information below is derived from our audited consolidated financial statements for 1997, 1998, 1999, 2000 and 2001. The table also contains summary unaudited pro forma consolidated financial information derived from the Unaudited Pro Forma Consolidated Financial Statements beginning on page F-2 of this prospectus, as adjusted to reflect the sale of common stock by us in this offering and our use of the proceeds as described in "Use of Proceeds." The Unaudited Pro Forma Consolidated Financial Statements beginning on page F-2 of this prospectus give effect to the acquisition of the M.V.I., Aquasol, Brethine, Darvon and Darvocet product lines and related financing transactions.

                                                             YEARS ENDED DECEMBER 31,
                                         -----------------------------------------------------------------
                                                                                               PRO FORMA,
                                                             HISTORICAL                        AS ADJUSTED
                                         ---------------------------------------------------   -----------
                                           1997      1998       1999       2000       2001        2001
                                         --------   -------   --------   --------   --------   -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues...........................  $ 80,105   $98,243   $102,175   $104,245   $141,073    $243,722
Direct costs...........................    42,667    50,833     56,139     50,955     70,372      89,270
Selling................................     9,539     9,953     12,160     11,891     13,974      24,434
General and administrative.............    18,643    21,724     25,186     27,144     30,524      42,660
Research and development...............     7,791     6,130     11,072     12,221     10,851      13,501
Direct pharmaceutical start-up costs...        --        --         --         --      2,123       2,123
Transaction, integration and
  restructuring costs(1)...............        --        --      6,400         --         --          --
                                         --------   -------   --------   --------   --------    --------
Income (loss) from operations..........     1,465     9,603     (8,782)     2,034     13,229      71,734
Interest income (expense), net.........       690       270     (1,256)    (2,134)    (3,646)    (29,419)
Other income (expense), net............       685       232       (153)       218       (444)       (444)
                                         --------   -------   --------   --------   --------    --------
Income (loss) before income taxes and
  cumulative effect of accounting
  change...............................     2,840    10,105    (10,191)       118      9,139      41,871
Provision for (benefit from) income
  taxes................................       342     3,567     (2,278)      (441)     3,199      16,292
                                         --------   -------   --------   --------   --------    --------
Income (loss) before cumulative effect
  of accounting change.................     2,498     6,538     (7,913)       559      5,940      25,579
Cumulative effect of a change in
  accounting principle, net of taxes...        --        --         --       (961)        --          --
                                         --------   -------   --------   --------   --------    --------
Net income (loss)......................  $  2,498   $ 6,538   $ (7,913)  $   (402)  $  5,940    $ 25,579
                                         ========   =======   ========   ========   ========    ========
Net income (loss) per share, basic.....  $   0.15   $  0.38   $  (0.46)  $  (0.02)  $   0.33    $   1.33
                                         ========   =======   ========   ========   ========    ========
Weighted average shares outstanding,
  basic................................    17,092    17,124     17,204     17,488     17,794      19,294
                                         ========   =======   ========   ========   ========    ========
Net income (loss) per share, diluted...  $   0.14   $  0.37   $  (0.46)  $  (0.02)  $   0.32    $   1.29
                                         ========   =======   ========   ========   ========    ========
Weighted average shares outstanding,
  diluted..............................    17,772    17,722     17,204     17,771     18,308      19,808
                                         ========   =======   ========   ========   ========    ========
BALANCE SHEET DATA:
Cash and cash equivalents........................................................   $  6,371    $  6,371
Working capital..................................................................     20,493      20,305
Goodwill and other intangibles, net..............................................     88,504     298,504
Total assets.....................................................................    196,286     428,088
Total debt.......................................................................     78,878     271,658
Stockholders' equity.............................................................     76,364     117,643

------------

(1) In connection with a merger with Medical & Technical Research Associates, Inc. in 1999, which we accounted for as a pooling of interests, we recorded a $6.4 million nonrecurring charge.

                                  RISK FACTORS

     You should carefully consider the risks below before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

                         RISKS RELATING TO OUR BUSINESS

WE HAVE RECENTLY TRANSITIONED OUR COMPANY TO A SPECIALTY PHARMACEUTICAL COMPANY WITH CHALLENGES AND RISKS THAT WE HAVE NOT HISTORICALLY FACED.

     Our decision to commercialize branded products through NeoSan represents a change in our business with new challenges. We have only seven months' experience in acquiring, marketing and promoting branded products. In the past, we generally partnered with customers in development projects, sharing the risk that the project would be unsuccessful. We anticipate that the integration of our acquired products will require significant management attention and expansion of our contract sales force. In order to effectively manage our acquisitions, we must maintain adequate operational, financial and management information systems and motivate and manage an increasing number of employees. In addition, our acquired branded products may generate lower-than-expected sales or need to be reformulated. They may be subject to manufacturing delays, product shortages or shut-downs due to FDA oversight and regulation, or product liability claims or recalls. Our business, financial condition and results of operations could be materially and adversely affected if we are unable to meet these challenges associated with our new specialty pharmaceutical business.

WE MAY INCUR SUBSTANTIAL EXPENSE TO DEVELOP PRODUCTS THAT WE NEVER SUCCESSFULLY COMMERCIALIZE.

     We will incur substantial research and development expenses, and other expenses, attempting to develop new or improved products or product line extensions. These expenses will substantially exceed our prior research and development expenses. The products or line extensions to which we devote operational and financial resources could be commercial failures. Successful commercialization of products and product line extensions requires accurate anticipation of market and customer acceptance of particular products, customers' needs and emerging technological trends, among other things. Additionally, we must complete many complex formulation and analytical testing requirements and obtain regulatory approvals from the FDA and other regulatory agencies. When developed, new or reformulated drugs may not exhibit desired characteristics. Complications can also arise during production scale-up. Our products and line extensions may encounter unexpected, unresolvable patent conflicts or not have enforceable intellectual property rights. Delays or problems also may arise from internal conflicts for resource availability, personnel errors or equipment failures. If we incur significant expenses for a product or line extension that we do not successfully commercialize, there could be a material adverse effect on our business, financial condition and results of operations.

OUR ACQUISITION STRATEGY COULD HAVE A MATERIAL AND ADVERSE EFFECT ON US; THE PRODUCT SALES OF DARVON AND DARVOCET HAVE RECENTLY DECREASED.

     We have increased our net revenues and net income through acquisitions of branded products, and we intend to pursue additional acquisition opportunities. The acquisition prices that we pay for branded products are based upon many factors, including our analysis of sales history, cost of goods sold, manufacturing and supply sources, marketing potential, brand strength, competition and product improvement opportunities. While we carefully analyze the prices that we pay, we may have overpaid, or may in the future overpay, for a branded product line that may not produce sufficient cash flow to repay our debt, including indebtedness incurred in connection with the acquisition, or provide an acceptable rate of return on our investment.

     When we determine the purchase price for acquired product lines, we rely in large part on levels of past sales of the products. We do not know, however, whether past levels of product sales can be sustained, even with our sales promotion of, and improvements and line extensions to, these acquired product lines. Sales of an acquired product line may be deteriorating or trending down as we purchase it, and we may not be able to stop or reverse this trend. Average monthly net sales of Darvon and Darvocet were $4.1 million in 1999, $4.7 million in 2000 and $5.2 million in 2001. However, net sales of these products were $3.2 million in February 2002, $3.4 million in January 2002, $3.9 million in December 2001 and $3.1 million in November 2001. We believe that the levels of net sales in 1999 and 2000 are more indicative of future sales levels than the elevated sales levels in 2001 or the reduced sales levels during the four months ended February 28, 2002. Although we have focused on the longer-term trends in evaluating the acquisition of these product lines, this decrease in monthly sales may not be temporary and sales levels may never return to the range existing in 1999 and 2000. If sales continue at these recent levels, annual product sales of Darvon and Darvocet will be less than $41 million, or 35% less than the amount shown in our Unaudited Pro Forma Consolidated Financial Statements beginning on page F-2 of this prospectus. Any prolonged decrease in sales of these products or their failure to return to the sales levels existing in 1999 and 2000 will have a material adverse effect on our business, results of operations and financial condition.

     Our growth strategy is dependent upon our ability to develop line extensions or improvements related to our acquired branded products and acquire branded products that can be promoted through our marketing and distribution channels. Despite our strong relationships with many large pharmaceutical companies which are our customers, other companies, including those with substantially greater financial, marketing and sales resources, are competing with us to acquire the same products. As a result, we may not be able to acquire rights to additional products or may pay too much when we acquire them.

     Additionally, our acquisitions will be dependent upon our ability to obtain necessary financing. Our senior credit facilities and senior subordinated notes limit our ability to obtain additional debt financing. Difficulties encountered in developing line extensions or improvements to acquired products may delay and increase the cost of a development project, requiring additional external funding. Events beyond our control, such as terrorist attacks and their aftermath, may adversely affect capital markets and limit our ability to obtain the equity or debt financing that we would need to pursue additional product line acquisitions. The inability to effect acquisitions of additional branded products could have a material adverse effect on our future business, financial condition and results of operations.

WE ARE DEPENDENT ON THIRD PARTIES FOR ESSENTIAL BUSINESS FUNCTIONS, AND PROBLEMS WITH THESE THIRD-PARTY ARRANGEMENTS COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE AND SELL PRODUCTS AND OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

We are dependent on third parties for the manufacture of our products. We have entered into agreements with third parties for many of our product manufacturing requirements. Our manufacturing dependence upon third parties may adversely affect our profit margins and our ability to deliver our products on a timely and competitive basis. If we are unable to retain or replace third-party manufacturers on commercially acceptable terms, we may not be able to distribute our products as planned. If we encounter delays or difficulties with contract manufacturers in producing or packaging our products, the distribution, marketing and subsequent sales of these products would be adversely affected, and we may have to seek alternative sources of supply, lose sales or abandon or divest a product line on unsatisfactory terms. We may be unable to enter into alternative supply arrangements at commercially acceptable rates on a timely basis, if at all. The manufacturers that we utilize may not be able to provide us with sufficient quantities of our products, and the products supplied to us may not meet our specifications. Moreover, our contract manufacturers may not comply with regulatory requirements and keep their facilities validated and in good working order. Manufacturing at these facilities can be suspended and halted for lengthy periods of time by the FDA if these manufacturers do not comply with regulatory requirements. Additionally, modifications, enhancements or changes in manufacturing sites of approved products are subject to FDA approval that we may or may not be able to obtain and that may be subject to a lengthy application process.

     M.V.I. product line shortages existed in the mid-1990s due to third-party manufacturing problems, which were resolved in 2000 when AstraZeneca brought manufacturing of M.V.I.-12 in house. Additionally, in

September 2001 after an FDA inspection of its facilities, our third party supplier of M.V.I.-Pediatric halted production of M.V.I.-Pediatric at its manufacturing facility as a result of its discovery of microbial growth in other products manufactured in the section of the facility used for the production of M.V.I.-Pediatric. This manufacturer resumed production of M.V.I.-Pediatric in February 2002 and experienced initial production problems. We anticipate that these problems will be promptly resolved and that new products will be shipped to our customers beginning early in the second quarter. The shutdown has created temporary shortages in the marketplace. M.V.I.-Pediatric accounted for 31% of the M.V.I. product line sales in 2000 and 34% in 1999.

     Our acquired products are subject to interim supply agreements, each with terms generally not exceeding three years. After expiration of these contracts, our manufacturing costs could be higher and the move of the manufacturing of any of our products will cause us to incur significant start-up costs associated with that move. Additionally, any move of the manufacturing site of any of these products would require FDA approval of the new manufacturing facility. FDA approval, however, is not within our control, and we may not receive it for a long time, if at all.

We are dependent on third parties for the supply of critical raw materials. Sales of our products are dependent on our ability to obtain FDA-approved supplies of raw materials, including active and inactive pharmaceutical ingredients, and packaging materials, at commercially acceptable prices and terms, in time to satisfy critical product development, testing, analytical and manufacturing activities, customer contracts, or our development plans. Generally, there are limited suppliers, and in most cases only one supplier, of a critical raw material. The FDA must approve the supply source of many ingredients for our products. The qualification of a new supply source could delay the manufacture of the drug involved. Arrangements with our foreign suppliers are subject to certain additional risks, including the availability of governmental clearances, export duties, political instability, currency fluctuations and restrictions on the transfer of funds. Any constraints on the supply of raw materials could materially and adversely affect our business, financial condition and results of operations.

     Novartis, which is manufacturing Brethine products for us under a supply agreement we entered into when we acquired the Brethine product line, maintains an inventory of the active ingredient, terbutaline sulfate, used to manufacture both the oral and injectable forms of the Brethine products. The supplier of this existing inventory, however, has stopped producing terbutaline sulfate. As a result, we have identified and are seeking FDA approval of a new supplier and are responding to FDA requests regarding the new supplier's material. We believe the current inventory of terbutaline sulfate from the approved supplier is sufficient to continue to manufacture the oral form of Brethine to supply anticipated orders until September 2002 for one dosage strength and several months later for the other dosage strengths and to manufacture the injectable form of Brethine to fill anticipated orders for several years. Novartis has acquired an inventory of terbutaline sulfate from the new supplier, but the Brethine products it manufactures for us with this material may not be sold until this new supplier is approved by the FDA. We believe that we will obtain approval of the new supplier prior to September 2002, but we may not receive this approval until much later, if at all. If the FDA does not approve the new supplier, we will not be able to supply one dosage strength of Brethine tablets to our customers after August 2002 and will not be able to supply the remaining oral dosage strength within several months after that. Sales of the oral form of Brethine accounted for approximately 65% of net sales of Brethine in 2001.

We use, and are dependent on, a contract sales force and a contract distribution program. We have contracted with Ventiv Health U.S. Sales, Inc., a national pharmaceutical sales organization, to provide our sales force and product distribution support. Additionally, we have contracted with Integrated Commercialization Solutions, Inc., a national pharmaceutical product distribution company, to provide warehousing, product distribution, inventory tracking, customer service and financial administrative assistance related to our distribution program. The Ventiv agreement may be terminated by either party with 90 days' written notice, while the Integrated Commercialization Solutions contract may be terminated by either party with 180 days' written notice. We are dependent on the capabilities of these third parties to sell and distribute our products effectively and interact with our customers. We do not have extensive experience performing these functions ourselves and may suffer significant disruption if we have to do so or find alternative providers. The failure to adequately support our sales and distribution efforts or effectively manage our relationships with customers could have a material adverse effect on our business, financial condition and results of operations.

WE ENCOUNTER AGGRESSIVE COMPETITION IN ALL AREAS OF OUR BUSINESS.

The pharmaceutical industry is highly competitive and innovative. Our branded products are in competition with branded products marketed and promoted by many other pharmaceutical companies, including large, fully integrated companies with financial, marketing, legal and product development resources substantially greater than ours. Additional competitors may emerge to compete directly with us for acquisitions of branded product lines, any of which could materially adversely affect our ability to successfully make additional acquisitions of branded product lines or our ability to sell our products on a successful basis. We also compete with pharmaceutical companies in developing, marketing and promoting our own internally developed pharmaceutical products. Because the sales prices of pharmaceutical products typically decline as competition increases, this competition could materially adversely affect us.

Our branded products are subject to generic competition. There is no proprietary protection for most of the branded pharmaceutical products that we sell, and as a result our branded pharmaceutical products are or may become subject to competition from generic substitutes. These generic substitutes for our branded products are sold by competitors at significantly lower prices than branded products, due to the significantly lower costs associated with them. These generic products may be precisely identical, in every respect, to the higher-priced branded drugs we sell. In addition, governmental and other pressures, including from third-party payers such as health maintenance organizations, or HMOs, and health insurers to reduce pharmaceutical costs may result in physicians or pharmacies increasingly using generic substitutes for our products. Further, Congress is currently considering legislation that would, if enacted, reduce regulatory obstacles to approval of generic products. Additional state and federal legislation may be considered in the future that would adversely affect sales of branded pharmaceutical products in favor of generic products, such as laws more broadly mandating substitution of generic products for prescriptions written for branded products. Competition from generic products or additional legislation or regulatory developments favoring generic products could cause the revenues from our branded products to decrease significantly and could have a material and adverse effect on our business, financial condition and results of operations. In addition, consideration of legislative or regulatory changes that favor generic products or press reports of possible changes may adversely affect the trading price of our common stock.

Newly developed branded products could adversely affect the commercially valuable life of our products. The rapid product development and technological changes occurring in the pharmaceutical industry could render our branded products obsolete or uneconomical. New drugs to treat the conditions addressed by our products could emerge. For example, we believe that sales of Darvon and Darvocet decreased significantly in the early and mid-1990s, due to the introduction of Oxycontin and the COX-2 class of drugs, which were thought to be superior to Darvon and Darvocet. In fact, companies that sell or have sold us a particular product line could be developing a competing product line to replace the line they are selling or have sold to us. Our competitors also may be able to complete the product regulatory approval process before us and, therefore, begin marketing their products in advance of our products. Additionally, technological advances, which could affect the efficacy, approval, cost, production or marketing of products, could benefit our competitors without similarly aiding us. Our business, financial condition and results of operations could be materially and adversely affected by any one or more of these developments.

Our fee-for-service business is subject to increasing competitive pressures. We are also subject to the impact of marketplace actions of our competitors in our fee-for-service business. For example, in the event of business difficulties or changes in market supply and demand for products, a competitor may decide to slash its prices or take other pricing or market actions in order to obtain new business at any price. These actions could disrupt the entire marketplace, resulting in potential reduced revenues, either from responsive pricing reductions or a reduction in customer contracts. This could adversely affect our business, financial condition and results of operations.

WE MAY BE UNABLE TO OBTAIN GOVERNMENT APPROVAL FOR OUR PRODUCTS OR COMPLY WITH GOVERNMENT REGULATIONS RELATING TO OUR BUSINESS.

     The commercialization of pharmaceutical products is subject to extensive federal, state and local regulation in the United States and similar foreign regulation. We do not know the extent to which we may be affected by legislative and other regulatory actions and developments concerning various aspects of our operations, our products and the health care field generally. We do not know what effect changes in governmental regulation and other actions or decisions by governmental agencies may have on our business in the future. Any changes could require changes to manufacturing methods or facilities, expanded or different labeling, new approvals, the recall, replacement or discontinuance of certain products, additional record keeping, and expanded documentation of the properties of certain products and scientific substantiation. Any regulatory changes could have a material adverse effect on our business, financial condition and results of operations or our competitive position.

     The manufacturing, processing, formulation, packaging, labeling, distribution, importation, pricing, reimbursement and advertising of our products, and disposal of waste products arising from these activities, are also subject to regulation by the Drug Enforcement Administration, the Federal Trade Commission, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration, the U.S. Environmental Protection Agency, the U.S. Customs Service and the Centers for Medicare and Medicaid Services, as well as state, local and foreign governments.

     We are required to obtain approval from the FDA based upon pre-clinical testing, clinical trials showing safety and effectiveness, chemistry and manufacturing control data, and other data and information before marketing most drug products. The generation of the required data is regulated by the FDA and can be time-consuming and expensive, and the results might not justify approval. Our FDA product filings may not be approved in a timely manner, if at all, and we may be unable to meet other regulatory requirements for our products. Pharmaceutical products also must be distributed, sampled, advertised and promoted in accordance with FDA requirements.

     Even if we are successful in obtaining all required pre-marketing approvals, post-marketing requirements and our failure to comply with other regulations could result in suspension or limitation of approvals. The FDA could also require reformulation of products during the post-marketing stage. For example, prior to our acquisition of the M.V.I. and Aquasol product lines, the FDA determined that M.V.I.-12, an adult multivitamin injectable product, must be reformulated (along with other similar adult multivitamin products) to include higher doses of Vitamins B1, B6, C and folic acid and to add Vitamin K. Our formulation development laboratory has been working closely with AstraZeneca on this reformulation, and we are hopeful that FDA approval of the reformulation can be obtained by the end of this year or early next year, although this approval could take longer and may never be obtained.

     All of our drugs must be manufactured in conformity with current Good Manufacturing Practice regulations, as interpreted and enforced by the FDA, and drug products subject to an FDA-approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the application. Additionally, modifications, enhancements or changes in manufacturing sites of approved products are, in many circumstances, subject to FDA approval, which may be subject to a lengthy application process or which we may be unable to obtain. Our facilities, including the facilities used in our fee-for-service business, and those of our third-party manufacturers are periodically subject to inspection by the FDA and other governmental agencies, and operations at these facilities could be interrupted or halted if such inspections are unsatisfactory.

     Failure to comply with FDA or other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA's review of our product applications, termination of ongoing research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although we have instituted internal compliance programs, if our compliance is deficient in any significant way, it could have a material adverse effect on us. Most of our suppliers are subject to similar regulations and periodic inspections.

     The federal health care program antikickback statute makes it illegal for anyone to knowingly and willfully make or receive "kickbacks" in return for any health care item or service reimbursed under any federally financed healthcare program. This statute applies to arrangements between pharmaceutical companies and the persons to whom they market, promote, sell and distribute their products. Federal false claims laws prohibit any person from knowingly making a false claim to the federal government for payment. Recently, several pharmaceutical companies have been prosecuted under these laws, even though they did not submit claims to government healthcare programs. The prosecutors alleged that they were inflating drug prices they report to pricing services, which are in turn used by the government to set Medicare and Medicaid reimbursement rates. Pharmaceutical companies also have been prosecuted under these laws for allegedly providing free products to customers with the expectation that the customers would bill federal programs for the products. Additionally, the majority of states have laws similar to the federal antikickback law and false claims laws. Sanctions under these federal and state laws include monetary penalties, exclusion from reimbursement for products under government programs, criminal fines and imprisonment. While we have internal policies and practices requiring and detailing compliance with the health care fraud and abuse laws and false claims laws, it is possible that some of our business practices could be subject to challenge under one or more of these laws, which could have a material adverse effect on our business, financial condition and results of operations.

     Additionally, our business involves the controlled storage, use and disposal of hazardous or highly potent materials and biological hazardous materials. We are subject to numerous environmental laws and regulations in the jurisdictions in which we operate. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply in all material respects with the standards prescribed by law and regulation in each of our locations, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable to governmental authorities or private parties for any damages that result, and the liability could exceed our resources. In addition, we may be held liable for costs associated with contamination of our currently or formerly occupied properties, or at other parties' disposal sites where we disposed of hazardous wastes, even though this contamination may have been caused by third parties or the disposal may have complied with the regulatory requirements then in place. Current or future environmental laws and regulations, or adverse changes in the way current laws and regulations are interpreted or enforced, may materially adversely affect our business, financial condition and results of operations. We maintain liability insurance for some environmental risks that our management believes to be appropriate and in accordance with industry practice. However, we may incur liabilities beyond the limits or outside the coverage of our insurance and may not be able to maintain insurance on acceptable terms.

     In connection with our activities outside the U.S., we are subject to foreign regulatory requirements governing the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical products. These requirements vary from country to country. Even if FDA approval has been obtained for a product, approval by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. For example, some of our foreign operations are subject to regulations by the European Medicines Evaluations Agency and the U.K. Medicines Control Agency. The approval process may be more or less rigorous from country to country, and the time required for approval may be longer or shorter than that required in the U.S. Clinical studies conducted outside of any particular country may not be accepted by that country, and the approval of a pharmaceutical product in one country does not assure that the product will be approved in another country. In addition, regulatory agency approval of pricing is required in many countries and may be required for our marketing of any drug in those countries.

WE ARE VULNERABLE TO PRESSURES FROM THIRD-PARTY PAYERS.

     Our commercial success in product sales will depend on patients being reimbursed by third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. For example, third-party payers strenuously discourage use of branded products such as ours when generic substitutes are available. As a result, reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product acquisition and development. If adequate reimbursement levels are not provided, our business, financial condition and results of operations could be materially and adversely affected.

     The market for our products may be limited by actions of third-party payers. For example, many managed health care organizations are now limiting the pharmaceutical products that are on their lists of approved drugs. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a broad line of products for a given class of therapy or disease, which we cannot do. Our products may not be included on the approved drug list of managed care organizations, and downward pricing pressures in the industry generally could materially and adversely impact our business, financial condition and results of operations.

     Additionally, a number of legislative and regulatory proposals aimed at reducing the costs of medical products and services have been enacted or proposed. For example, President Bush's administration has recently proposed a program that would give Medicare beneficiaries the right to purchase a discount card for a nominal fee. The discount card would entitle the purchaser to receive pre-negotiated discounts on certain prescription drugs. Additionally, certain state governments have enacted legislation that seeks to reduce the price paid by Medicaid recipients for prescription drugs. In Florida, pharmaceutical companies that sell to state Medicaid programs are now required to offer rebates in addition to the already discounted prices mandated by federal law, and a new program in Michigan is designed to force pharmaceutical companies to reduce the prices of their prescription drugs to be placed on the state's preferred list of drugs eligible for Medicaid reimbursement. A number of states are considering additional legislation and other measures that would, if enacted, further adversely affect revenues from the sale of branded drugs, for example, through limits on the purchase of branded drugs by state institutions and restrictions on reimbursement for branded drugs in programs subject to state jurisdiction. Additionally, several large pharmaceutical companies have recently adopted discount plans for the elderly. Our business, financial condition and results of operations could be materially and adversely affected if recently established or future legislative or regulatory programs that are designed to reduce the costs of medical products and services are effective or require consumers to use generic substitutes for our branded products.

OUR SUCCESS IS DEPENDENT UPON A LIMITED NUMBER OF KEY PRODUCT LINES, WHICH MEANS THAT ANY UNFAVORABLE DEVELOPMENTS WITH RESPECT TO ANY ONE PRODUCT LINE COULD MATERIALLY AND ADVERSELY AFFECT US.

     We have a significant investment in a limited number of key product lines. Each of our branded product lines, and particularly Darvon and Darvocet, will represent a significant portion of our total product sales for the foreseeable future. On a pro forma basis as if we had completed the product line acquisition on January 1, 2001, sales of Darvon and Darvocet would have represented 26% of our net revenues and 37% of our gross margin dollars for 2001. Accordingly, any factor adversely affecting sales of any of our branded products, such as any problem with their safety or efficacy, could have a material adverse effect on our business, financial condition and results of operations. In addition, any perceived problems with our products could have a similar material adverse effect. We are aware of press and consumer advocate reports challenging the safety of Darvon and Darvocet, alleging that these products are addictive, not effective and have caused fatalities in the case of overdoses. Challenges to the safety and efficacy of Darvon and Darvocet could have a material adverse effect on our business, financial condition and results of operations.

CONSOLIDATION OF OUR DISTRIBUTION NETWORK FOR PHARMACEUTICAL PRODUCTS COULD RESULT IN REDUCED PRODUCT PURCHASES AND INCREASED PRODUCT RETURNS BY OUR CUSTOMERS.

     The distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. These large, well-established distributors are NeoSan's primary customers. We anticipate that as NeoSan's business expands, some of these wholesalers and distributors may become significant customers accounting for 10% or more of our consolidated net revenues. We have experienced concentration of business in our other business units in the past, and in 2001 and 2000 the same customer and its affiliates accounted for approximately 15% of our consolidated net revenues. This consolidation trend could cause our distributors to stop carrying or reduce their inventory levels of our products, return our products or reduce our product offerings. For example, many pharmacies do not carry Darvon and Darvocet, instead carrying only generic substitutes. Additionally, there could be negative developments with any of these distributors or any of them could have financial difficulties. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

THE PRODUCT LINE AND PRO FORMA INFORMATION INCLUDED IN THIS PROSPECTUS IS BASED ON ESTIMATES AND ASSUMPTIONS AND MAY NOT NECESSARILY BE INDICATIVE OF OUR ACTUAL REVENUES AND COSTS.

     Prior to our acquisition, the M.V.I., Aquasol, Brethine, Darvon and Darvocet product lines were owned by large pharmaceutical companies with an extensive portfolio of pharmaceutical products. As a result, these companies never created financial statements or systems designed to track the profitability of these product lines separately. The product line financial statements contained in this prospectus were created and audited after the periods and dates they reflect and provide only limited line item and note disclosure. As a result, these product line financial statements have a limited value for determining the financial consequences of owning the brands they represent and may not be indicative of the actual sales and costs that would have resulted if we had owned the product lines for the periods presented.

     The pro forma financial information included in this prospectus is based upon the historical financial information set forth in these product line financial statements and on estimated costs to be incurred by NeoSan for selling, general and administrative, and research and development expenses. While we believe that our assumptions are reasonable, our actual costs may not be the same.

     On a pro forma basis as if we had acquired the M.V.I., Aquasol, Brethine, Darvon and Darvocet product lines on January 1, 2001, these product lines would have represented 49% of our total net revenues and 92% of net revenues from product sales in 2001 and Darvon and Darvocet would have represented 26% of total net revenues and 48% of net revenues from product sales in 2001. Net sales of Darvon and Darvocet in the four months ended February 28, 2002 decreased significantly compared to average monthly net sales in 2001, 2000 and 1999. If sales continue at these recent levels, annual product sales of Darvon and Darvocet will be less than $41 million, or 35% less than the amount shown in the Unaudited Pro Forma Consolidated Financial Statements beginning on page F-2 of this prospectus.

     Additionally, we will probably move manufacturing of our products to new sites. This will involve costs and require FDA approval of the new manufacturing facilities. We may not receive this FDA approval for a long time, if at all. Neither our pro forma financial statements, which use the prices in our supply contracts, nor the product line financial statements, which use the seller's estimated actual direct manufacturing costs, include or estimate the possibility of these higher costs. Therefore, the unaudited pro forma consolidated financial statements do not represent what our results of operations would actually have been if the events described therein had in fact occurred on the date indicated or project our results of operations for any future period. For all these reasons, investors should not place undue reliance on the product line financial statements or the pro forma financial data contained in this prospectus.

PRODUCT LIABILITY CLAIMS OR PRODUCT RECALLS COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in adverse effects. Such risks will exist even with respect to those products that receive regulatory approval for commercial sale. While we take what we believe are appropriate precautions, we may not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $10 million for aggregate annual claims. This insurance is subject to significant limitations, including a $100,000 deductible per incident, among other things. This level of insurance coverage, however, may not be sufficient to cover all potential claims against us or involving our products. Also, adequate insurance coverage may not be available in the future at acceptable costs, if at all. When we acquire or develop new products, we cannot assure you that additional liability insurance coverage for these new products will be available on acceptable terms, if at all. Although we have yet to face a product liability claim, the assertion of this type of claim could have a material adverse affect on our business, financial condition and results of operations.

     Product recalls may be issued at our discretion or at the discretion of the FDA, other government agencies or others having regulatory authority for pharmaceutical product sales. For example, we initiated a recall of one batch of M.V.I.-Pediatric manufactured in April 2001, even though we do not believe that we are legally responsible because we did not own the product when this batch was manufactured. We believe that none of the recalled product remains in the market. Any product recall could materially adversely affect our business, financial condition and results of operations.

WE MAY BE UNABLE TO SECURE OR ENFORCE ADEQUATE INTELLECTUAL PROPERTY RIGHTS TO PROTECT THE NEW PRODUCTS OR TECHNOLOGIES WE DEVELOP, AND OUR EXISTING INTELLECTUAL PROPERTY RIGHTS MAY NOT BE ADEQUATE TO PROTECT US OR PROVIDE US WITH A COMPETITIVE ADVANTAGE.

     Our ability to successfully commercialize new branded products or technologies is dependent upon our ability to secure and enforce strong intellectual property rights, generally patents, and we may be unable to do so. To obtain patent protection we must be able to successfully persuade the U.S. Patent and Trademark Office and its foreign counterparts to issue patents on a timely basis and possibly in the face of third party challenges. Even if we are granted a patent, our rights may later be challenged or circumvented by third parties. The issuance of a patent is not conclusive as to its validity or enforceability. In addition, from time to time, we have received notices from third parties regarding patent claims against us. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, and cause us to incur significant expenses. In addition, any potential intellectual property litigation could require that we stop selling our products, obtain a license from the owner to sell or use the relevant intellectual property, which we may not be able to obtain on favorable terms, if at all, or modify our products to avoid using the relevant intellectual property. In the event of a successful claim of infringement against us, our business, financial condition and results of operations could be materially and adversely affected.

     Additionally, we also rely on trade secrets and other unprotected proprietary knowledge, which we generally seek to protect by confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies. These agreements, however, may be breached, may not be enforceable or we may not have adequate remedies for a breach by the other party. Additionally, our trade secrets may become known by our competitors. Parties to those agreements may claim rights to intellectual property arising out of their work. The disclosure or misappropriation of our intellectual property for any of these reasons could materially and adversely affect our business, financial condition or results of operations.

WE DEPEND ON KEY PERSONNEL.

     We are highly dependent on key personnel, and the loss of any of them, particularly Frederick D. Sancilio, Ph.D., our Chairman and Chief Executive Officer, would be disruptive and could materially and adversely affect our business and prospects for success. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining skilled and experienced management, operational and scientific personnel, we cannot assure you that we will be able to attract and retain such personnel on acceptable terms. The loss of the services of key scientific, technical and management personnel could have a material adverse effect on us, especially in light of our recent growth. We do not maintain key-person life insurance on, or have any employment agreements with, any of our executives other than Dr. Sancilio.

A SIGNIFICANT PORTION OF OUR FACILITIES ARE LOCATED IN AREAS SUSCEPTIBLE TO HURRICANES AND MAJOR STORM DAMAGE.

     A significant portion of our research and development facilities, our corporate headquarters and other critical business operations and some of our key suppliers are located in geographic areas that have had, and are likely to continue to have, hurricanes and major storms. Although we maintain business interruption and other insurance coverage, this coverage is subject to significant limitations and deductibles and may not be sufficient to offset the impact to our operations and infrastructure caused by future hurricanes and storms.

     RISKS RELATED TO THIS OFFERING, OUR STOCK PRICE AND CORPORATE CONTROL

OUR EXECUTIVE OFFICERS AND DIRECTORS AND ENTITIES AFFILIATED WITH THEM, WHOSE INTERESTS MAY DIFFER FROM OTHER STOCKHOLDERS, WILL HAVE THE ABILITY TO EXERCISE SIGNIFICANT CONTROL OVER US.

     Our executive officers, directors and entities affiliated with them will, as a group, beneficially own approximately 41.9% of our common stock following this offering. Dr. Sancilio will individually own approximately 21.5% of our common stock following this offering. These stockholders, particularly Dr. Sancilio, will be able to exercise significant influence over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, including a change of control of our company. The interests of these stockholders may differ from the interests of our other stockholders.

OUR STOCK PRICE MAY BE VOLATILE AND MAY DECLINE.

     Our stock price has been volatile in the past, due, in part, to low trading volume and the small percentage of our outstanding common stock held by public investors. From January 1, 2000 through April 4, 2002, our stock price has ranged from a low trading price of $6.31 per share to a high trading price of $39.99 per share. Our stock price may continue to be volatile after this offering. The market price of our common stock may also be affected by our ability to meet analysts' and investors' expectations. Failure to meet these expectations, even slightly, could cause the market price of our common stock to fall significantly.

FUTURE SALES OF COMMON STOCK BY OUR PRINCIPAL STOCKHOLDERS MAY CAUSE OUR STOCK PRICE TO DECLINE.

     After this offering, we will have 19,534,068 shares of common stock outstanding, and our directors and executive officers will own 7,050,569 of these shares and the other selling stockholders will own 1,138,832 of these shares. These stockholders will be free to sell these shares, subject to the volume limitations of Rule 144 under the Securities Act of 1933 and the 90-day lock-up agreements that they will enter into with the underwriters. After this offering, some of these stockholders will continue to have registration rights under our investors' agreement. We cannot predict when any of these stockholders may sell their shares or in what volumes. However, the market price of our common stock could decline significantly if these stockholders sell a large number of shares into the public market after this offering or if the market believes that these sales may occur.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY, WHICH COULD DEPRESS OUR STOCK PRICE.

     Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could deter or prevent a change in control of our company or our management that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions, which may be amended only upon recommendation by our board of directors and approval by our stockholders include:

     - a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

     - authorization of special meetings of stockholders only upon a call by the board of directors;

     - authorization to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to our common stockholders;

     - prohibition on stockholder action by written consent; and

     - advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

     In addition, our senior credit facilities and senior subordinated notes could deter a change of control that our stockholders consider favorable or beneficial. A change of control of our company constitutes an event of default under our senior credit facilities, and upon a change of control, we are required to offer to repay all of our outstanding senior subordinated notes. Our senior credit facilities, however, prevent us from repaying any of these notes prior to repaying all obligations under our senior credit facilities. As of March 31, 2002, we had approximately $323.3 million outstanding under these debt agreements.

                      RISKS RELATING TO OUR CAPITALIZATION

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR CASH FLOW AND PREVENT US FROM FULFILLING OUR OBLIGATIONS.

     We have a significant amount of debt and will continue to have a significant amount of debt following the completion of this offering and the use of the net proceeds to repay a portion of our debt. We may have more debt in the future. We have not had this level of debt in the past.

     Our substantial amount of debt could have important consequences to you. For example, it:

     - will make it more difficult for us to satisfy our obligations under our senior credit facilities and senior subordinated notes;

     - will increase our vulnerability to general adverse economic and industry conditions and adverse changes in governmental regulations;

     - will require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

     - could limit our flexibility in planning for, or reacting to, changes in our business and the pharmaceutical industry, which may place us at a competitive disadvantage compared with competitors that have less debt; and

     - could limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

     The terms of our senior credit facilities and senior subordinated notes allow us to incur substantial amounts of additional debt, subject to certain limitations. We might incur additional debt for various reasons, particularly to pay for the additional product line acquisitions that we may make for our NeoSan business unit.

TO SERVICE OUR DEBT, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH, WHICH MAY NOT BE AVAILABLE TO US.

     Our ability to make payments on or refinance our debt will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. For example, in 1999 we had a loss from operations of $8.8 million and net cash used in operating activities of $12.7 million. If we are unable to generate sufficient cash flow to meet our debt service requirements, we may have to renegotiate the terms of our debt. We cannot assure you that we will be able to repay or refinance any of our debt, including our senior credit facilities or senior subordinated notes, on commercially reasonable terms or at all.

     If we were unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

     - sales of certain assets to meet our debt service obligations;

     - sales of equity; and

     - negotiations with our lenders to restructure the applicable debt.

     However, these options may not be feasible or prove adequate. Our credit agreement and the indenture may restrict, or market or business conditions may limit, our ability to do some of these things.

THE FINANCING AGREEMENTS GOVERNING OUR DEBT, INCLUDING OUR SENIOR CREDIT FACILITIES AND SENIOR SUBORDINATED NOTES, CONTAIN VARIOUS COVENANTS THAT LIMIT OUR DISCRETION IN THE OPERATION OF OUR BUSINESS AND COULD LEAD TO ACCELERATION OF DEBT.

     Our existing financing agreements impose operating and financial restrictions on our activities. These restrictions require us to comply with or maintain certain financial tests and ratios, and limit or prohibit our ability to, among other things:

     - incur additional debt and issue preferred stock;

     - create liens;

     - redeem and/or prepay certain debt;

     - sell capital stock of subsidiaries or other assets;

     - make certain investments;

     - enter new lines of business;

     - engage in consolidations, mergers and acquisitions;

     - make certain capital expenditures; and

     - pay dividends and make other distributions.

     These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

     Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain the financial tests and ratios required by some of the instruments governing our financing arrangements. Failure to comply with any of the covenants in our financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing that debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under our senior credit facilities and senior subordinated notes. In addition, the limitations imposed by these financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We may not be able to obtain future waivers or amendments, if necessary.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that include the words "may," "will," "estimate," "intend," "project," "target," "objective," "goal," "should," "could," "might," "continue," "believe," "expect," "plan," "anticipate" and other similar words are intended to be forward-looking statements. We assume no obligation to update forward-looking statements, or any other statements, contained in this prospectus.

     Although we believe that the expectations underlying any of our forward-looking statements are reasonable, these expectations may prove to be incorrect and all of these statements are subject to risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. We have identified below some important factors that could cause our forward-looking statements to differ materially from actual results, performance or financial condition:

     - We have recently transitioned our company to a specialty pharmaceutical company with challenges and risks that we have not historically faced in our fee-for-services and product development businesses;

     - We may devote significant operational and financial resources to develop products that we may never be able to successfully commercialize;

     - We have increased our sales and net income through a series of acquisitions of branded products, and we intend to seek more acquisition opportunities; we may have overpaid, or may overpay in the future, for a branded product line that may not produce sufficient cash flow to repay our debt, including indebtedness incurred in connection with that acquisition;

     - We are dependent on third parties for essential business functions and problems with these third-party arrangements could materially adversely affect our ability to manufacture and sell products and our financial condition and results of operations;

     - Competition from the sale of generic products and the development by other companies of new branded products could cause the revenues from our branded products to decrease significantly;

     - We may be unable to obtain government approval for our products or comply with government regulations relating to our business; and

     - Monthly net sales of the Darvon and Darvocet products that we recently acquired from Eli Lilly and Company decreased significantly for the four months ended February 28, 2002 compared to average monthly sales in 2001, 2000 and 1999.

For a more comprehensive discussion of risks relating to our capital structure and business, we strongly urge you to carefully read the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                                USE OF PROCEEDS

     We estimate that our net proceeds from this offering, assuming an offering price of $32.50 per share (which is the last reported sale price of the common stock on the Nasdaq Stock Market on April 4, 2002) and after deducting the estimated underwriting discount and offering expenses payable by us, will be approximately $45.5 million, or $50.6 million if the underwriters' over-allotment option is exercised in full. We intend to use these net proceeds to reduce the amounts outstanding under our senior credit facilities. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

     Our senior credit facilities provide for a $75 million revolving credit facility and a $100 million term loan facility and mature on March 28, 2007. At March 31, 2002, we had approximately $49.4 million of borrowings outstanding under our revolving credit facility. Our senior credit facilities were incurred to pay a portion of the purchase price of the Darvon and Darvocet acquisition, to refinance our prior senior credit facilities, to terminate our existing tax retention operating lease and purchase the underlying properties, and to pay transaction costs associated with these transactions. Borrowings under our revolving credit facility are also available for permitted acquisitions, for working capital and general corporate purposes and to fund all or a portion of our contingent payment obligations arising in connection with our acquisitions. The interest rates per annum applicable to our senior credit facilities are LIBOR plus the applicable margin (as defined below) or, at our option, the alternate base rate (which will be the higher of (i) the Bank of America, N.A. prime rate and (ii) the federal funds rate plus 0.50%), plus the applicable margin. The applicable margin for revolving credit loans will be, until November 2002, 3.75% per annum in the case of LIBOR rate advances and 2.75% per annum in the case of alternate base rate advances and, thereafter, shall be determined by a performance pricing grid based on our total leverage ratio. The applicable margin for term loans will be 4.50% per annum in the case of LIBOR rate advances and 3.50% per annum in the case of alternate base rate advances over the life of the facility. Until the aggregate principal amount of the term loan facility is reduced by at least the sum of $50.0 million plus, with respect to any date after December 31, 2002, the aggregate amount of all scheduled amortization of the term loan for the period from January 1, 2003 through the relevant measurement date, (i) we are obligated to pay, on December 31, 2002 and each six months thereafter occurring before the term loans are so reduced, a fee of 0.25% per annum on the entire amount of our senior credit facilities on such date and
(ii) the applicable interest rates increase by 0.25% per annum on December 31, 2002 and each six months thereafter occurring before the term loans are so reduced. We are also obligated to pay a commitment fee of 0.5% per annum on the unused portion of our revolving credit facility. Affiliates of several of the underwriters of this offering are lenders under our senior credit facilities. See "Underwriting."

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on the Nasdaq Stock Market under the symbol "AAII." The following table sets forth the high and low sales prices of our common stock for the calendar quarters indicated.

                                                                          QUARTER
                                                             ---------------------------------
                                                             FIRST    SECOND   THIRD    FOURTH
                                                             ------   ------   ------   ------
2002 (through April 4, 2002)
  High.....................................................  $36.15   $39.99       --       --
  Low......................................................   21.14    30.34       --       --
2001
  High.....................................................   12.69    18.23    23.05    25.16
  Low......................................................    8.50    12.50    15.17    13.85
2000
  High.....................................................   11.50    11.25     9.63    10.19
  Low......................................................    7.88     6.31     7.63     6.88

     On April 4, 2002, the closing price for our common stock on the Nasdaq Stock Market was $32.50 per share, and there were approximately 3,200 holders of record and beneficial owners of our common stock.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We intend to retain future earnings for the development and operation of our business. In addition, our debt agreements restrict our ability to pay cash dividends. We do not anticipate paying cash dividends on our common stock at any time in the foreseeable future. Accordingly, investors should only look to appreciation in the value of their shares for a return on their investment in us.

                                 CAPITALIZATION

     The following table shows our capitalization as of December 31, 2001:

     - on an actual basis;

     - on a pro forma basis to give effect to our acquisition of the Darvon and Darvocet branded product lines and inventories and the related financings on March 28, 2002, as described in the Unaudited Pro Forma Consolidated Financial Statements beginning on page F-2 of this prospectus; and

     - on a pro forma, as adjusted basis to reflect the matters above and the sale of common stock by us in this offering and our use of the net proceeds of this offering as described in "Use of Proceeds."

     You should read this table in connection with "Use of Proceeds," "Selected Historical Financial Data," "Description of Certain Debt" and the financial statements and related notes appearing in the back of this prospectus.

                                                                 AS OF DECEMBER 31, 2001
                                                         ----------------------------------------
                                                                                     PRO FORMA,
                                                          ACTUAL    PRO FORMA(3)   AS ADJUSTED(3)
                                                         --------   ------------   --------------
                                                                    (UNAUDITED)     (UNAUDITED)
                                                                      (IN THOUSANDS)
Cash and cash equivalents..............................  $  6,371     $  6,371        $  6,371
                                                         ========     ========        ========
Total debt:
  Prior senior credit facilities.......................  $ 78,000     $     --        $     --
  Other long-term debt.................................       878          878             878
  Senior credit facilities(1)..........................        --      142,425          96,925
                                                         --------     --------        --------
          Total senior debt............................    78,878      143,303          97,803
  Senior subordinated notes(2).........................        --      173,855         173,855
                                                         --------     --------        --------
          Total debt...................................    78,878      317,158         271,658
Redeemable warrants....................................     2,855        2,855           2,855
Total stockholders' equity.............................    76,364       72,143         117,643
                                                         --------     --------        --------
          Total capitalization.........................  $158,097     $392,156        $392,156
                                                         ========     ========        ========

------------

(1) In connection with the acquisition of the Darvon and Darvocet branded product lines on March 28, 2002, we entered into senior credit facilities that consist of a $75 million five-year revolving credit facility and a $100 million five-year term loan.

(2) In connection with the acquisition of the Darvon and Darvocet branded product lines on March 28, 2002, we sold $175 million of our 11% senior subordinated notes due 2010. The proceeds of $173.9 million from the issuance of these notes is net of original issue discount of $1.1 million to the initial purchasers of the notes.

(3) Does not give effect to our repurchase, on March 27, 2002, of the redeemable warrants for approximately $3.8 million.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth our selected historical consolidated financial data for 1997, 1998, 1999, 2000 and 2001 and have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors.

                                                                  YEARS ENDED DECEMBER 31,
                                                    ----------------------------------------------------
                                                      1997       1998       1999       2000       2001
                                                    --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenues......................................  $ 80,105   $ 98,243   $102,175   $104,245   $141,073
Direct costs......................................    42,667     50,833     56,139     50,955     70,372
Selling...........................................     9,539      9,953     12,160     11,891     13,974
General and administrative........................    18,643     21,724     25,186     27,144     30,524
Research and development..........................     7,791      6,130     11,072     12,221     10,851
Direct pharmaceutical start-up costs..............        --         --         --         --      2,123
Transaction, integration and restructuring
  costs(1)........................................        --         --      6,400         --         --
                                                    --------   --------   --------   --------   --------
Income (loss) from operations.....................     1,465      9,603     (8,782)     2,034     13,229
Interest income (expense), net....................       690        270     (1,256)    (2,134)    (3,646)
Other income (expense), net.......................       685        232       (153)       218       (444)
                                                    --------   --------   --------   --------   --------
Income (loss) before income taxes and cumulative
  effect of accounting change.....................     2,840     10,105    (10,191)       118      9,139
Provision for (benefit from) income taxes.........       342      3,567     (2,278)      (441)     3,199
                                                    --------   --------   --------   --------   --------
Income (loss) before cumulative effect of
  accounting change...............................     2,498      6,538     (7,913)       559      5,940
Cumulative effect of a change in accounting
  principle, net of taxes.........................        --         --         --       (961)        --
                                                    --------   --------   --------   --------   --------
Net income (loss).................................  $  2,498   $  6,538   $ (7,913)  $   (402)  $  5,940
                                                    ========   ========   ========   ========   ========
Basic earnings (loss) per share
  Income (loss) before cumulative effect..........  $   0.15   $   0.38   $  (0.46)  $   0.03   $   0.33
  Cumulative effect of accounting change..........        --         --         --      (0.05)        --
                                                    --------   --------   --------   --------   --------
Net income (loss).................................  $   0.15   $   0.38   $  (0.46)  $  (0.02)  $   0.33
                                                    ========   ========   ========   ========   ========
Weighted average shares outstanding...............    17,092     17,124     17,204     17,488     17,794
                                                    ========   ========   ========   ========   ========
Diluted earnings (loss) per share
  Income (loss) before cumulative effect..........  $   0.14   $   0.37   $  (0.46)  $   0.03   $   0.32
  Cumulative effect of accounting change..........        --         --         --      (0.05)        --
                                                    --------   --------   --------   --------   --------
Net income (loss).................................  $   0.14   $   0.37   $  (0.46)  $  (0.02)  $   0.32
                                                    ========   ========   ========   ========   ========
Weighted average shares outstanding...............    17,772     17,722     17,204     17,771     18,308
                                                    ========   ========   ========   ========   ========
BALANCE SHEET DATA:
Cash and cash equivalents.........................  $ 27,436   $ 12,299   $  1,988   $  1,225   $  6,371
Working capital...................................    32,523     26,160      6,507     10,558     20,493
Goodwill and other intangibles, net...............    13,747     15,509     13,040     11,266     88,504
Total assets......................................   108,768    121,252    123,558    112,151    196,286
Total debt........................................    14,501     14,788     29,324     17,393     78,878
Redeemable warrants...............................        --         --         --         --      2,855
Total stockholders' equity........................    67,411     75,122     66,558     65,721     76,364

------------

(1) In connection with a merger with Medical & Technical Research Associates, Inc. in 1999, which we accounted for as a pooling of interests, we recorded a $6.4 million nonrecurring charge.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. The notes to our consolidated financial statements set forth critical accounting policies, including polices relating to revenue recognition, research and development expense, and use of estimates. These policies are summarized below under "-- Critical Accounting Policies."

OVERVIEW

     aaiPharma Inc. is a specialty pharmaceutical company focused on the commercialization of branded pharmaceutical products that we develop or acquire. Historically, the majority of our net revenues have been in our research revenues business, with an increasing portion of our resources devoted to our product sales and product development businesses. Major customers for our pharmaceutical products are large well-established medical wholesalers and distributors. Major customers for our research revenues and product development businesses are pharmaceutical and biotechnology companies.

     Product Sales

     Our product sales business unit, NeoSan Pharmaceuticals, is focused on commercializing branded pharmaceutical products that we develop and acquire within our targeted therapeutic classes -- critical care, central nervous system, pain management, oncology, immunosuppression and cardiology. We market and promote our branded products directly through our dedicated contract sales force. When we acquire products, we seek products that we believe will benefit from our sales promotion and to which we can apply the scientific expertise of our other divisions to develop product line extensions and improvements. We currently market products under the M.V.I., Aquasol, Brethine, Darvon and Darvocet brand names, as a result of our product line acquisitions in 2001 and 2002. Product sales also include the commercial manufacturing of low volume products marketed and sold by other pharmaceutical companies. The principal costs of this business include manufacturing costs under agreements with third-party manufacturers, selling expense of our contract sales force, and research and development expense for product improvements and line extensions.

     Our results of operations can be influenced by the timing of purchases made by customers of NeoSan. These customers are wholesalers and may increase their purchases if they anticipate a price increase. Wholesalers may anticipate a price increase due to the timing of prior increases, the acquisition of a product by a new supplier, our announcement of an increase or other reasons. Any increase in revenues during one period due to an anticipated price increase may likely be offset by decreased revenues in subsequent periods. However, there may be some volatility of NeoSan's revenue in future periods due to the timing of its customers' purchasing decisions.

     Product Development

     Our product development business unit, aaiResearch, uses our research and development expertise to study and develop new drug-delivery technologies, improve existing pharmaceutical products and develop new products. We license some of the developed technologies and products to customers, usually before the development is complete. In these cases, we generally receive payments for our efforts and innovations upon the occurrence of defined events, known as milestones, which are intended to help cover the costs of development. These milestone payments are not refundable. In most of these cases, we also receive royalties on the eventual sales of the product. Because of the long-term nature of these projects, we may recognize revenues from milestone payments or royalties in one period and the associated expenses in prior periods. The principal expense of this business is research and development expense, which consists primarily of labor costs and costs for clinical trials. In some cases where we license the technologies or products to customers, these costs may be directly reimbursed by our customers.

     Research Revenues

     Our research revenues business unit, AAI International, provides research services through two primary groups, a non-clinical group and a clinical group. The non-clinical group analyzes and tests various chemical compounds and provides small scale manufacturing of chemical compounds to be used for human clinical trials. The services performed by the non-clinical group also include chemical analysis, chemical synthesis, drug formulation, bio-analytical testing, product life cycle management studies, and regulatory and compliance consulting. All of these non-clinical services involve either laboratory work or consulting services. The clinical group performs testing for customers of new pharmaceutical products in humans under controlled conditions as part of the regulatory approval process for pharmaceutical products. These clinical services involve conducting human clinical studies and the statistical analysis relating to these studies.

     Both the non-clinical and clinical groups receive requests for services from customers, often on a competitive basis. These projects vary in length from one month to several years. In general, our customers may cancel a project upon 30 days' notice. The principal expenses of this business are labor and depreciation of capital equipment.

ACQUISITIONS

     M.V.I. and Aquasol Product Lines

     On August 17, 2001, we acquired the M.V.I. and Aquasol branded lines of critical care injectable and oral nutritional products from AstraZeneca for up to $100 million payable over three years. Of this amount, we paid $52.5 million at closing. We funded this purchase price with increased borrowings under our prior senior credit facilities, which are described in "-- Liquidity and Capital Resources." Future guaranteed payments of $1.0 million each are due in August 2002 and 2003. Future contingent payments of $2.0 million and $43.5 million are potentially due in August 2003 and 2004, respectively, but are contingent upon certain obligations being completed by AstraZeneca, and have not yet been recorded as a liability on our consolidated balance sheet. The M.V.I. and Aquasol product lines did not have separable assets and liabilities associated with them, other than inventory. Therefore we allocated the remaining purchase price to acquired identifiable intangible assets, with the excess of the purchase price over the identifiable intangible assets recorded as goodwill.

     Brethine Product Line

     On December 13, 2001, we acquired the Brethine branded line of products from Novartis for $26.6 million. We used borrowings of $25.0 million under our prior senior credit facilities and cash on hand to pay this purchase price. The Brethine product line did not have separable assets and liabilities associated with it. Therefore we allocated the purchase price to acquired identifiable intangible assets, with the excess of the purchase price over the identifiable intangible assets recorded as goodwill.

     Darvon and Darvocet Product Lines

     On March 28, 2002, we acquired the U.S. rights to the Darvon and Darvocet branded product lines and existing inventory from Eli Lilly and Company for $211.4 million, subject to reduction based on the net sales of these products before and after the closing of the acquisition. We paid this purchase price with borrowings under our credit facilities and our senior subordinated notes due 2010. The Darvon and Darvocet product lines did not have separable assets and liabilities associated with them, other than inventory. Therefore we allocated the remaining purchase price to acquired identifiable intangible assets, with the excess of the purchase price over the identifiable intangible assets recorded as goodwill.

CRITICAL ACCOUNTING POLICIES

     Revenue Recognition

Net Revenues. Our net revenues represent our total revenues less allowances for customer credits, including estimated discounts, product returns and non-research and development expenses reimbursed by customers. We accept returns of expired products.

Product Sales. We recognize revenues for product sales at the time our products are shipped.

Product Development. We recognize licensing revenues upon completion of interim contract milestones. Revenues from upfront licensing fees are deferred and amortized over the term of the associated agreement or as on-going services are performed. We recognize revenues for achieving contract milestones when achieved and royalty revenues as earned based on sales of the underlying products. We bear the risk that some of the development projects may not be approved or that the eventual sales of a royalty-generating product may not meet expectations.

Research Revenues. We recognize revenues from fee-for-service contracts on a percentage-of-completion basis as the work is performed or on a time and materials basis in accordance with the specific contract terms. Revenues recognized prior to contract billing terms are recorded as work-in-progress. Provisions for losses on contracts, if any, are recognized when identified.

SAB 101. In December 1999, the Securities and Exchange Commission, or the SEC, issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." This bulletin specifically addresses revenue recognition issues related to certain upfront payments or fees. Under this bulletin, certain upfront fees and payments recognized as income in prior periods are required to be deferred and are being amortized into revenues over the terms of the relevant agreements or as the on-going services are performed. We implemented Staff Accounting Bulletin No. 101 in the fourth quarter of 2000 and the cumulative effect of a change in accounting principle was retroactively adopted as of the beginning of the first quarter of 2000. During the year ended December 31, 2000, we recorded a charge of $1.5 million ($1.0 million after tax), or a loss of ($0.05) per share for the cumulative effect of this change in accounting principle. We recognized $0.5 million in 2001 and $0.7 million in 2000 of revenues related to the amortization of these deferred amounts.

Stock Options. In accordance with APB No. 25, we do not recognize compensation expense when we issue stock options to employees and non-employee directors, unless the exercise price is below the stock price on the date of grant. Our compensation expense would have been higher by $2.4 million, net of taxes, and our diluted earnings per share would have been $0.12 lower in 2001 had we recognized an expense equal to the estimated fair market value of employee stock options we granted in 2001. For more information on this subject, you should refer to note 8 to our consolidated financial statements included in the back of this prospectus.

     Research and Development Expense

     Research and development expense consists of salaries of research and development personnel, raw material expenses, third-party consulting and testing costs, and indirect costs such as management and administrative overhead and facilities costs. Research and development costs are charged to expense as incurred.

RESEARCH AND DEVELOPMENT ARRANGEMENTS

     Research and development expense was 8% of our net revenues in 2001, and we expect research and development activities to account for between 8% and 10% of budgeted annual net revenues in 2002. The following product development table identifies, for each of our major development programs in 2001, the stage of development at December 31, 2001 of the lead product in each program, research and development spending on each program in 2001, cumulative research and development spending on each program from inception through December 31, 2001, an estimate of the additional research and development expense to complete the development of the lead product in the program, and the year in which we anticipate completing the lead product in the program. The estimated additional expense to complete the lead product and the timing of completion represent our estimates. As we continue these development programs and evaluate our interim results and other information, we may decide to change the scope and direction of a program and we may change how we allocate our research and development spending to pursue more promising product candidates. In addition, our actual costs in developing these products may be materially different from our estimates due to uncertainties inherent in product development. Moreover, because of these inherent uncertainties, we may not be able to successfully develop, commercialize or license the products or technologies included in the table within the time periods specified, if at all.

                                                                                                   ESTIMATED
                                                                                                   ADDITIONAL
                                                                                                      R&D
                                                                         CUMULATIVE PROGRAM R&D   SPENDING TO    ESTIMATED YEAR OF
MAJOR DEVELOPMENT PROGRAM   STAGE OF DEVELOPMENT FOR    2001 PROGRAM        SPENDING THROUGH        COMPLETE        COMPLETION
(AND LEAD PRODUCT)          LEAD PRODUCT IN PROGRAM    R&D SPENDING(1)     DECEMBER 31, 2001      LEAD PRODUCT    OF LEAD PRODUCT
-------------------------   ------------------------   ---------------   ----------------------   ------------   -----------------
                                                                    (DOLLARS IN MILLIONS)
PRODUCTS:
  Immunosuppression
    (AzaSan)                Awaiting FDA approval           $ 1.3                 $6.9              $    0.1           2002
  Pain Management
    (ProSorb-D)             Phase III                         2.7                  4.9(2)            4.0-6.0           2004
  Gastrointestinal
    (6-Omeprazole)          Prototype development             4.1                  9.0               3.0-5.0           2005
                            (3)
  Critical Care (M.V.I.-
    Pediatric Liquid)       Stability(4)                       --                  0.6                   1.6           2002
  Other                     n/a                               0.5                  n/a                   n/a            n/a
TECHNOLOGIES:
  Drug Delivery             Phase III
  (Fexofenadine/            manufacturing
  Pseudoephedrine)          scale-up(5)                       2.3                  7.0(6)                0.2(7)        2004
                                                            -----
                                                            $10.9
                                                            =====

---------------
(1) Includes an allocation of $4.1 million of indirect costs, primarily management and administrative overhead and facilities costs, based on direct research and development costs in 2001.

(2) Includes research and development expense incurred in connection with development of our patented ProSorb technology, which is being applied to the lead product in this development program.

(3) We plan to file for FDA approval pursuant to a 505(b)(2) application, a description of which is contained in "Business -- Government
     Regulation -- The Drug Development Regulatory Process -- Referencing and Relying on New Drug Applications."

(4) The lead product in this program, a liquid form of M.V.I.-Pediatric, is undergoing stability testing. Under FDA regulations, we believe that approval of this product will not require any clinical studies.

(5) This product is being developed for a customer pursuant to a development agreement.

(6) Excludes research and development expense incurred in connection with the development of our patented ProSorb technology.

(7) We are developing additional identified products using our technologies for licensing to customers and anticipate an additional $3.5 million to $4.0 million of research and development expense to complete the development of these products.

     In addition to the specifically identified programs named in the table, we have targeted additional product development programs or projects. These other programs or projects may require significant research and development spending in future periods.

     There is a risk that any specific research and development program or project may not produce revenues. We believe that the potential profit margins from successful development programs or projects will compensate for costs incurred for unsuccessful projects. We are currently involved in many pharmaceutical and technology development programs or projects and believe that these activities help to diversify our portfolio and manage our risk. See "Risk Factors -- We may incur substantial expense to develop products that we never successfully commercialize."

SIGNIFICANT DEVELOPMENT AGREEMENT

     We have a development agreement with a customer that provides for us to receive contingent periodic payments based on sales of the customer's product and obligates the customer to use us on a fee-for-service basis for a product life cycle management project related to the product. The development agreement relates to a product with respect to which we have licensed intellectual property that we developed in the past. We have recognized product development royalty revenues under this agreement for the periodic payments based on product sales, and have recognized research revenues related to the product life cycle management project. Product development revenues from this agreement were $14.9 million in 2001, $3.5 million in 2000 and $1.5 million in 1999. We recognized no research and development expense in 2001 and 2000 associated with the royalty payments we received in 2001 and 2000. The expense of our work associated with these royalty revenues was recognized primarily in 1999, 1998 and 1997. We do not anticipate incurring significant expense associated with the product development revenues under this agreement in future periods. Research revenues associated with this agreement were $6.3 million in 2001, $12.6 million in 2000 and $2.7 million in 1999. Because of the research and development nature of our activities in this product life cycle management project and the potential that these activities could result in continuation of product development revenues into the future, we have recorded our costs incurred in this project as research and development expense -- $2.3 million in 2001, $4.4 million in 2000 and $0.8 million in 1999. Accordingly, for our research revenues business unit, we have recognized no expense associated with the research revenues arising under this agreement, as this expense was recognized by our product development business unit.

     We amended this agreement in December 2001. As amended, the agreement provides that, if we remain available to provide the customer with development and formulation services for an identified class of pharmaceutical products on an exclusive basis in a calendar quarter, we will be entitled to fees based on the level of sales over a prior monthly period of the product that was the subject of our development work. The customer is obligated to make these quarterly payments based on whether defined market events have occurred in the prior measurement month -- e.g., if the defined market events have not occurred during three consecutive months, we would be entitled to fees in three consecutive quarters, with, for example, the amount of the fees in the first quarter being based on product sales in the first month. However, if we do not continue to provide these development and formulation services on an exclusive basis in any quarter, we will not be entitled to these fees for that quarter and all subsequent quarters. Under the agreement, we have the right, at any time, to terminate our obligation to provide the development and formulation services on an exclusive basis. Accordingly, we will not recognize product development revenues under this agreement in any quarter until we have satisfied the exclusivity requirement for that quarter.

     We believe that we will be entitled to product development fees in each quarter of 2002 and the first quarter of 2003 if we continue to provide the development services to the customer on an exclusive basis during those periods. The amount of the fees due in the first quarter of 2002 is approximately $1.4 million. Although we do not yet have sufficient data to calculate with precision the amounts that would be due in the remaining quarters of 2002, we believe that the aggregate amount for 2002, including the first quarter, will be in the range of $14 million to $18 million, although the actual amount could be higher or lower. Although we may also be entitled to receive similar fees in subsequent periods, neither we nor our customer control whether the market events will occur. We believe there is significant risk that the market events will occur, and that as a result we will not be entitled to receive product development fees after the first quarter of 2003.

     The development agreement requires the customer to use a minimum amount of our research services at standard rates on the product life cycle management project in specified calendar quarters. In 2000, the amount of research work we performed for the customer on this project was significantly greater than the minimum amount, and during 2001 the project wound down to the minimum contractual levels. The customer is obligated to continue the project at minimum levels through 2002, and may be obligated to continue the project at further reduced levels for subsequent periods if the market events associated with terminating our right to receive product development fees described above do not occur.

RESULTS OF OPERATIONS

     The following table presents the net revenues for each of our business units and our consolidated expenses and net income (loss) and each item expressed as a percentage of net revenues:

                                                          YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                                 1999               2000               2001
                                            --------------     --------------     --------------
                                                           (DOLLARS IN THOUSANDS)
Net revenues:
  Product sales...........................  $ 12,726    12%    $  7,341     7%    $ 27,448    19%
  Product development.....................    10,065    10%       9,896    10%      20,426    14%
  Research revenues:
     Non-clinical.........................    51,652    51%      62,821    60%      64,262    46%
     Clinical.............................    27,732    27%      24,187    23%      28,937    21%
                                            --------   ---     --------   ---     --------   ---
                                              79,384    78%      87,008    83%      93,199    67%
                                            --------   ---     --------   ---     --------   ---
                                            $102,175   100%    $104,245   100%    $141,073   100%
                                            ========   ===     ========   ===     ========   ===

Direct costs..............................  $ 56,139    55%    $ 50,955    49%    $ 70,372    50%
Selling...................................    12,160    12%      11,891    11%      13,974    10%
General and administrative................    25,186    25%      27,144    26%      30,524    22%
Research and development..................    11,072    11%      12,221    12%      10,851     8%
Direct pharmaceutical start-up costs......        --    --           --    --        2,123     2%
Interest income (expense), net............    (1,256)   (1)%     (2,134)   (2)%     (3,646)   (3)%
Provision for (benefit from) income
  taxes...................................    (2,278)   (2)%       (441)    0%       3,199     2%
Net income (loss).........................    (7,913)   (8)%       (402)    0%       5,940     4%

     Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Our net revenues for the year ended December 31, 2001 increased 35% to $141.1 million, from $104.2 million in 2000. This increase is primarily due to the acquisition by our NeoSan business unit of the M.V.I., Aquasol and Brethine branded products and an increase of $5.1 million of net revenues associated with our significant development agreement described above.

     Net revenues from product sales increased 274% in 2001 to $27.4 million, from $7.3 million in 2000, due to sales of our M.V.I., Aquasol and Brethine products after we acquired them. Because these acquired product lines will contribute revenues for the full year ending December 31, 2002, we have planned for significantly increased net revenues and expenses from these product lines for 2002. Net revenues from product sales in 2000 and prior periods consist of revenues from commercial manufacturing of products marketed by other pharmaceutical companies. Net revenues from commercial manufacturing contributed $9.9 million to net revenues from product sales in 2001.

     Net revenues from product development increased 106% in 2001 to $20.4 million, from $9.9 million in 2000, primarily due to a 325% increase, or an increase of $11.4 million, of product development net revenues under our significant development agreement described above in "-- Significant Development Agreement." Our expenses associated with the development work performed under this agreement were recognized primarily in 1999, 1998 and 1997. No significant expense was associated with the product development revenues recognized in 2001 or 2000, and we do not anticipate incurring significant expense associated with product development revenues from this agreement in future periods.

     Net revenues from our research revenues business increased 7% in 2001 to $93.2 million, from $87.0 million in 2000. Non-clinical research revenues increased by 2% in 2001 to $64.3 million, an increase of $1.4 million over the prior year. Clinical research revenues increased by 20% in 2001 to $28.9 million, from $24.2 million in 2000. This increase was primarily attributable to revenues generated from significant new Phase III clinical trial contracts that we entered into in the second half of 2000, including amendments to those contracts, in 2001. Net revenues from our research revenues business associated with our significant development agreement described above decreased 50% in 2001 to $6.3 million, from $12.6 million in 2000.

     Gross margin dollars, or net revenues less direct costs, increased $17.4 million, or 33%, to $70.7 million, from $53.3 million in 2000, reflecting our increased net revenues in 2001 over the prior year. As a percentage of net revenues, gross margin dollars decreased slightly to 50% in 2001 from 51% in 2000. Gross margin dollars from our product sales business increased $12.3 million in 2001, from $1.2 million in 2000, with a gross margin percentage of 49% in 2001. Additionally, gross margin dollars from our product development business increased 106% to $20.4 million in 2001 from $9.9 million in 2000, benefitting significantly from the $14.9 million of product development revenues from our significant development agreement described above. These higher margins generated by our product sales and product development businesses were offset by the lower gross margin percentage of our research revenues business in 2001, reflecting a significant increase in lower-margin clinical revenues and decrease in higher-margin non-clinical revenues, including fee-for-service revenues under our significant development agreement described above.

     Selling expenses increased 18% in 2001 to $14.0 million, from $11.9 million in 2000. This increase is primarily due to additional selling expenses incurred by our product sales business associated with marketing and promoting our new products, maintaining and enhancing distribution channels, and developing our product sales force.

     General and administrative costs increased 12% in 2001 to $30.5 million, from $27.1 million in 2000. This increase was primarily due to increases in employee benefits, including healthcare, vacation costs and employee performance awards, and increases in legal fees related to protecting our intellectual property rights.

     Research and development expenses were approximately 8% of net revenues, or $10.9 million, in 2001, a decrease from 12% of net revenues, or $12.2 million, in 2000. This decrease is primarily attributable to the winding down in 2001 of a significant product life cycle management project associated with the significant development agreement described above. In general, we target annual research and development expenses to be approximately 8% to 10% of our estimated net revenues.

     The direct pharmaceutical start-up costs of $2.1 million in 2001 represent costs of developing NeoSan's organizational and marketing infrastructure. These costs were incurred prior to our acquisition of any product lines and were expensed as incurred in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." Upon the acquisition of our first product line in August 2001, we began classifying similar costs as selling or general and administrative costs, as appropriate.

     Net interest expense increased 71% in 2001 to $3.6 million, from $2.1 million in 2000. This $1.5 million increase is primarily attributable to the borrowings in 2001 that funded our product line acquisitions in August and December. We have planned for significantly higher net interest expense in 2002 associated with the debt incurred to fund the acquisitions of the M.V.I., Aquasol and Brethine product lines. Completion of the pending acquisition of the Darvon and Darvocet product lines will also significantly increase interest expense in 2002. See "-- Liquidity and Capital Resources."

     Income from operations was $13.2 million in 2001, an $11.2 million increase over the prior year. This increase is primarily attributable to the expansion of our product sales business and an increase in product development revenues (with low associated expenses) from our significant development agreement described above. This increase was offset by a decrease in income from operations in our research revenues business caused by the changing mix of revenues in that business. We recorded income from operations for our product sales business of $7.7 million in 2001, compared to $0.3 million in the prior year. This increase is primarily attributable to our acquisitions of the M.V.I., Aquasol and Brethine product lines during 2001.

     We recorded income from operations for our product development business of $9.8 million in 2001, compared to a loss from operations of $3.5 million in 2000. This resulted from increases in net revenues related to our significant development agreement described above.

     Unallocated corporate expenses increased by 14% in 2001 to $13.0 million, from $11.3 million in 2000. This higher level was attributable to additions to our corporate infrastructure to accommodate the expansion of our overall business.

     We recorded income from operations for our research revenues business of $8.7 million in 2001, compared to $16.6 million in 2000. This decrease is primarily due to the changing mix of research revenues, with a significant increase in lower-margin clinical revenues and a decline in higher margin product life cycle management revenues.

     We recorded a tax provision of $3.2 million in 2001, based on an effective tax rate of 35%. This rate is slightly higher than the statutory rate due principally to permanent differences of $0.4 million. We recorded a net deferred tax asset of $3.6 million at December 31, 2001, which we expect to utilize.

     Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Our net revenues for the year ended December 31, 2000 grew 2% to $104.2 million, compared to $102.2 million in 1999, primarily due to an increase in revenues from our research revenues business, offset by lower product sales revenues.

     Net revenues from our research revenues business increased 10% to $87.0 million, from the $79.4 million recorded in 1999. Non-clinical research revenues increased 22% to $62.8 million in 2000, from $51.7 million in 1999. Non-clinical research revenues increased primarily due to the increased revenues associated with our significant development agreement described above. Clinical research revenues declined 13% in 2000 to $24.2 million, down from $27.7 million in 1999.

     Net revenues from product sales decreased 42% in 2000 to $7.3 million, from $12.7 million in 1999. These net revenues are solely from our manufacturing of low volume products for other pharmaceutical companies. This decrease is primarily due to higher manufacturing volume in the fourth quarter of 1999 in connection with the commercial launch of an azathioprine product manufactured by us and marketed by another pharmaceutical company.

     Net revenues from product development decreased 2% in 2000 to $9.9 million, compared to $10.1 million in 1999.

     Gross margin dollars increased 16% to $53.3 million in 2000, from $46.0 million in 1999. Gross margin dollars as a percentage of net revenues increased from 45% in 1999 to 51% in 2000. The higher gross margin percentage in 2000 reflects an increase in higher-margin non-clinical revenues from our significant development agreement described above and the full-year effect of cost-containment programs that we initiated in late 1999.

     Selling expenses decreased 2% in 2000 to $11.9 million, from $12.2 million the prior year. As a percentage of net revenues, selling expense decreased to approximately 11% in 2000 compared to 12% in 1999. This decrease was primarily related to the realignment of our workforce in Europe related to our merger with Medical & Technical Research Associates, Inc.

     General and administrative costs increased 8% in 2000 to $27.1 million, from $25.2 million in 1999. This increase is primarily due to expanding our management team and costs associated with organizing NeoSan.

     Research and development expenses were $12.2 million in 2000, or approximately 12% of net revenues, compared with approximately 11% in 1999. This increase is consistent with our strategy of long-term product development and our continuing commitment to our development pipeline.

     Income from operations was $2.0 million in 2000, compared to a loss of $8.8 million in 1999. This improvement was due in part to the impact on gross margin dollars of a more favorable revenue mix and the
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$6.4 million pre-tax charge in 1999 for costs associated with our merger with
Medical & Technical Research Associates, Inc. and subsequent restructuring.

     Income before the cumulative effect of a change in accounting principle was $0.6 million, or $0.03 per diluted share, compared to a loss of $7.9 million, or ($0.46) per diluted share in 1999.

     Our effective tax benefit rate in 2000 was different from the statutory rate primarily due to $1.2 million in permanent differences offset by a $2.0 million benefit resulting from the benefit of foreign net operating losses. We had recorded a net deferred tax asset of $2.5 million at December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have funded our businesses with cash flows provided by operations and proceeds from borrowings. Cash flow provided by operations in 2001 was $20.4 million, up from $14.7 million in 2000. This increase is primarily due to our improved management of working capital, which was strongly influenced by the timing of transactions, including our receipt of $14.9 million of product development payments associated with our significant development agreement described above and the collection of a significant receivable associated with this agreement. Our working capital improvement was partially offset by additional working capital needed to acquire the M.V.I., Aquasol and Brethine product lines.

     Cash used in investing activities was $81.8 million in 2001, which is primarily related to our acquisition of branded product lines. Our initial payment to AstraZeneca to acquire the M.V.I. and Aquasol product lines was $52.5 million. Future guaranteed payments of $1.0 million each are due in August 2002 and 2003. Future contingent payments of $2.0 million and $43.5 million are potentially due in August 2003 and 2004, respectively. In addition, we paid $26.6 million to acquire the Brethine product line and made an initial payment of $0.9 million to acquire a sterile manufacturing facility located in Charleston, South Carolina. Additional contingent payments of up to $5.0 million plus additional royalties may be due in increments through June 30, 2006 based on the level of manufacturing revenues at the Charleston facility during this period. Further, we have up to $1.5 million of contingent milestone payments in connection with our acquisition in February 2002 of Aquasol D. These contingent payment obligations, including the contingent payments potentially due in connection with the acquisition of the M.V.I. and Aquasol product lines, have not yet been recorded as a liability on our balance sheet.

     Capital expenditures were $6.3 million during 2001. Capital assets purchased during 2001 were primarily related to our upgrading and replacing pharmaceutical development and information technology equipment.

     Cash provided by financing activities during 2001 was $66.6 million, primarily representing net proceeds of $78.9 million in borrowings to fund our product line acquisitions and $5.1 million of cash proceeds from the exercise of stock options, offset by repayments under our revolving credit facility of $16.3 million.

     In 2000, $14.7 million of cash was provided by operations, benefiting from net cash generated under our significant development agreement and improved working capital management. During 2000, net cash used in investing activities was $3.9 million, primarily consisting of capital expenditures of $4.6 million. Cash used in financing activities during 2000 was $11.5 million, of which $10.7 million represented repayments of borrowings.

     In 1999, $12.7 million of cash was used in operations, $5.7 million of which represented restructuring payments. During 1999, purchases of property and equipment were $13.5 million. Major capital assets purchased during 1999 included equipment for a new corporate facility in Wilmington, North Carolina and continued implementation of a financial and operations enterprise management information system. These uses of cash were funded through cash provided by net financing activities of $16.2 million.

     In August 2001, we amended our prior senior credit facilities to provide for borrowings of up to $85 million, consisting of a term loan of $60 million and a revolving credit facility of up to $25 million. In December 2001, we amended our prior senior credit facilities to provide for an additional $25 million term loan. In December 2001, we re-paid $7 million of the initial term loan. Our prior revolving credit facility was based upon a borrowing base. At December 31, 2001, the entire $25.0 million of the revolving credit facility

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was available for borrowing based on our eligible accounts receivable and inventory. Our prior senior credit facilities provided for variable interest rates based on LIBOR or an alternate base rate, at our option, and was secured by a security interest on substantially all of our domestic assets, all of the stock of our domestic subsidiaries and 65% of the stock of our material foreign subsidiaries directly owned by us or one of our domestic subsidiaries. At December 31, 2001, 30-day LIBOR was 1.87%. These prior senior credit facilities required the payment of certain commitment fees based on the unused portion of the revolving line of credit. Under the terms of these prior senior credit facilities, we were required to comply with various covenants including, but not limited to, those pertaining to maintenance of certain financial ratios and incurring additional indebtedness. We were in compliance with the financial covenants under this credit agreement at December 31, 2001.

     In March 2001, we completed a sale/leaseback transaction on manufacturing equipment, which provided cash of $3.1 million. The lease has a five-year term and provides for payment of approximately $0.6 million annually.

     On March 28, 2002, we acquired the U.S. rights to the Darvon and Darvocet branded product lines and existing inventory from Eli Lilly and Company for $211.4 million in cash, subject to reduction based on the net sales of these products before and after the closing of the acquisition. In connection with the acquisition, we entered into new $175 million senior credit facilities, issued $175 million of senior subordinated notes due 2010, repaid all $78 million of borrowings outstanding under our prior senior credit facilities, and terminated our tax retention operating lease and purchased the underlying properties.

     Our new $175 million senior secured credit facilities consist of a $75.0 million five-year revolving credit facility and a $100 million five-year term loan facility. The term loan facility amortizes over the full five-year term, with amortization of $5.0 million, $15.0 million, $20.0 million, $25.0 million and $35.0 million, respectively, in years one through five of the facility. The availability of borrowings under our revolving credit facility is not limited by a borrowing base. Our new senior credit facilities provide for variable interest rates based on LIBOR or an alternate base rate, at our option. Such facilities are guaranteed by all of our domestic subsidiaries and secured by a security interest on substantially all of our domestic assets, all of the stock of our domestic subsidiaries and 65% of the stock of our material foreign subsidiaries. Our new senior credit facilities require the payment of certain commitment fees based on the unused portion of the revolving credit facility. Under the terms of the credit agreement for our new senior credit facilities, we are required to comply with various covenants including, but not limited to, those pertaining to maintenance of certain financial ratios and incurrence of additional indebtedness. These new senior credit facilities may be prepaid at our option at any time without a premium.

     On March 28, 2002, we issued $175 million of senior subordinated notes due 2010. These notes have a fixed interest rate of 11% per annum and are guaranteed on a subordinated basis by all of our existing domestic subsidiaries and all of our future domestic subsidiaries of which we own 80% or more of the equity interests. The notes are not secured. Prior to the third anniversary of the date of issuance of the notes, up to 35% of the notes are redeemable with the proceeds of qualified sales of equity at 111% of par value. The terms of our new senior credit facilities require us to first repay all of the indebtedness under these facilities before we could repurchase any of the notes. On or after the fourth anniversary of the date of issuance of the notes, all or any portion of the notes are redeemable at declining premiums to par value, beginning at 105.5%. Under the terms of the indenture for the notes, we are required to comply with various covenants including, but not limited to, a covenant relating to incurrence of additional indebtedness.

     On March 28, 2002, we entered into an interest rate swap agreement to effectively convert our interest rate expense on $140 million of our senior subordinated notes for the term of the notes from an 11% fixed annual rate to a floating annual rate equal to 6-month LIBOR plus 4.78%.

     Our liquidity needs increased significantly during 2001 and have increased further following our acquisition of the Darvon and Darvocet product lines. After giving effect to our completed branded product line acquisitions, our annual net interest expense may exceed $30 million in 2002. We may have to make contingent payments in the next several years of $47.0 million in connection with our product line acquisitions and Aquasol D and $5.0 million in connection with the purchase of our Charleston
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manufacturing facility. Additionally, we have $3.3 million of principal repayments due in 2002 under our new senior credit facilities.

     We believe that our new senior credit facilities and cash flow provided by operations will be sufficient to fund near-term growth and fund our guaranteed and contingent payment obligations arising from our acquisitions of the M.V.I. and Aquasol product lines, Aquasol D and the Charleston, South Carolina manufacturing facility. We may require additional financing to pursue other acquisition opportunities or for other reasons. We may from time-to-time seek to obtain additional funds through the public or private issuance of equity or debt securities. While we remain confident that we can obtain additional financing if necessary, we cannot assure you that additional financing, including the proposed debt financing described above, will be available or that the terms will be acceptable to us.

     First Quarter Non-recurring Charges

     In the first quarter of 2002, we recorded approximately $4.2 million of expense, net of tax, from our writing off deferred financing costs associated with our prior debt facilities. This one-time write-off significantly reduced our net income for the first quarter.

     We repurchased outstanding redeemable warrants to purchase shares of our common stock on March 27, 2002. The cost to purchase all of these warrants was approximately $3.8 million and we recognized a charge of $0.9 million.

RELATED PARTY TRANSACTIONS

     In 1994, as part of our internal development program, we organized Endeavor Pharmaceuticals, Inc. to continue development of products that we had been developing on our own and to permit investors to directly invest in the development of these products. We assigned our rights to these products to Endeavor in return for approximately 47% of Endeavor's fully diluted equity. As a result of additional issuances of equity by Endeavor to third party investors, our fully diluted ownership interest in Endeavor has been reduced to approximately 13%. As of December 31, 2001, Dr. Frederick D. Sancilio, our Chairman and Chief Executive Officer, owned 0.8% of Endeavor's fully diluted equity and an affiliate of James L. Waters, one of our directors, owned 0.6%. We had net revenues for development services provided to Endeavor at our standard rates of approximately $0.2 million in 2001, $0.7 million in 2000, and $2.8 million in 1999. We had approximately $79,000 and $147,000 in related accounts receivable at December 31, 2001 and 2000, respectively.

     We organized Aesgen, Inc. with an affiliate of the Mayo Clinic in 1994 and funded it in 1995 with an affiliate of the Mayo Clinic, MOVA Pharmaceutical Corporation and certain other investors to combine our development capabilities with the medical expertise of the Mayo Clinic and to permit investors to directly invest in the development of these products. We distributed our initial common stock investment in Aesgen to our shareholders prior to our initial public offering in 1996. As a result, some of our directors, executive officers and holders of 5% or more of common stock who held our stock prior to the initial public offering beneficially own common equity of Aesgen. In the aggregate they own less than 10% of Aesgen's fully diluted common equity. At January 31, 2002, we held convertible preferred shares of Aesgen that represent approximately 3.8% of Aesgen's fully diluted common equity. In October 2001, we agreed to provide research services to Aesgen, through AAI International, at our standard rates in exchange for $1.1 million of Aesgen convertible preferred stock, which at December 31, 2001 would represent an additional 10.4% of Aesgen's fully diluted common equity. Through December 31, 2001, we had performed $86,000 of services under the agreement.

     In December 2001, we acquired rights, title and interest to some of the products being developed by Aesgen. These products include five products for which abbreviated new drug applications have been approved by the FDA, and two other products under development. As consideration for the purchase of these products, we waived all claims to amounts due from Aesgen. At December 31, 2001, the approximate book value of these assets was $700,000.

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     In February 2002, we purchased a generic injectable vitamin D nutritional product and related patent from Aesgen for payments of $1.0 million in cash and additional contingent milestone payments of up to $1.5 million. If we receive approval from the FDA, we intend to market this product as an extension of our Aquasol product line. Under this agreement, we are obligated to pay royalty payments for the eight-year period following the first commercial sale of this product.

     We recognized net revenues of approximately $86,000, $100,000 and $100,000 from Aesgen for the years ended December 31, 2001, 2000 and 1999, respectively. We had no related accounts receivable or work-in-progress at December 31, 2001, and had approximately $248,000 of related accounts receivable and $377,000 of related work-in-progress at December 31, 2000.

     We have engaged Cetan Technologies, Inc. to provide us with computer scanning and indexing services, as well as FDA-mandated computer validation services. The principal stockholders of Cetan include three of our directors, including Dr. Frederick Sancilio, our Chairman and Chief Executive Officer. We paid Cetan approximately $4,000, $308,000, and $277,000 for the years ended December 31, 2001, 2000 and 1999, respectively, for scanning and validation services. In addition, two of our directors serve as directors of Cetan Technologies, Inc.

     See "Certain Relationships and Related Transactions" and note 9 to our consolidated financial statements included in the back of this prospectus for a more detailed description of these related party transactions.

EURO CONVERSION

     On January 1, 1999, the European Union began denominating significant financial transactions in a new monetary unit, the euro. The euro is intended to replace the traditional currencies of the individual European Union member countries. Our operations in Europe converted to the euro as a functional currency on August 12, 2001. Our significant operations all have multi-currency capable systems and have accounted for euro-denominated transactions without additional modification or difficulty.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the euro. As foreign exchange rates change, the U.S. Dollar equivalent of revenues and expenses denominated in foreign currencies change. If the exchange rate between the euro and the U.S. dollar were to decrease by 10%, our net income would have been lower by $7,000 in 2001 due to the reduction in reported results from European operations.

     We are also exposed to fluctuations in interest rates on borrowings under our senior credit facilities and on $140 million of our senior subordinated notes, due to our entering into the interest rate swap agreement discussed above. Assuming borrowings of $149.4 million under our senior credit facilities, the amount outstanding on March 31, 2002, and that the interest rates payable on these borrowings are based on LIBOR, an increase of 0.5% in LIBOR rates would increase our annual interest expense by $1.5 million.

NEW ACCOUNTING STANDARDS

     In July 2001, Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, "Business Combinations," or SFAS No. 141, and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142. SFAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 141 is effective for all business combinations subsequent to June 30, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but must be reviewed at least annually for impairment. SFAS No. 142 also states that goodwill and intangible assets with indefinite lives acquired after June 30, 2001 should not be amortized. The statement is effective for fiscal years beginning after December 15, 2001. We will adopt SFAS No. 142 in fiscal year 2002 and are in the process of assessing the impact that it will have on our consolidated results of operations and financial position. During 2001, we

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accounted for business combinations consummated subsequent to June 30, 2001 in accordance with SFAS No. 141 and SFAS No. 142.

     In October 2001, FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 144. SFAS No. 144 provides guidance and addresses significant implementation questions on the accounting for the impairment or disposal of long-lived assets. The statement is effective for fiscal years beginning after December 15, 2001. We do not expect that the adoption of SFAS No. 144 will have a significant impact on our consolidated results of operations, financial position or cash flows.

     On an ongoing basis, we assess the recoverability of our goodwill, intangibles and other long-lived assets by determining the ability of these assets to generate future cash flows sufficient to recover the unamortized balances over the remaining useful lives. We will write off goodwill, intangibles and other long-lived assets determined to be unrecoverable based on future cash flows in the period in which we make such a determination.

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                               INDUSTRY OVERVIEW

THE SPECIALTY PHARMACEUTICAL INDUSTRY

     Pharmaceutical products have been playing a larger role in the delivery of healthcare. According to IMS data, sales of prescription drugs accounted for approximately 9.1% of total U.S. healthcare expenditures in 2000 compared to 5.3% in 1994. U.S. sales of prescription drugs in 2000 were approximately $140 billion compared to $122 billion in 1999, an increase of approximately 14.8%. Sales of branded drug products are estimated to have accounted for approximately 93% of total dollar volume of prescribed drugs in 2000. Growth is being driven by factors such as the aging of the population, greater patient demand for rapid and effective treatment for various diseases and conditions, technological breakthroughs and innovations, managed care's preference for drug therapy over costly surgical procedures, and direct-to-consumer advertising.

     The pharmaceutical industry is dominated by large companies such as Pfizer Inc., Eli Lilly and Company, and GlaxoSmithKline plc. However, over the last 10 years, a relatively new group of companies known as specialty pharmaceutical companies has emerged and gained importance in the pharmaceutical, healthcare and investor communities. Specialty pharmaceutical companies are typically smaller in size with smaller research budgets and more limited marketing and promotional resources. In general, specialty pharmaceutical companies do not engage in costly initial stage research searching for new cures or treatments for diseases. Instead, these specialty pharmaceutical companies capitalize on existing products developed by the larger companies and focus on one or more of the following strategies:

     - Launching generic versions of major branded drugs following patent expiration or invalidation. These specialty pharmaceutical companies develop bioequivalent generic substitutes for major patent-protected branded drug products for sale upon the expiration of the protective patents, upon the favorable conclusion of litigation challenging the protective patents' validity, or upon developing bioequivalent substitutes using technology that permits bioequivalence without infringing on the existing patents.

     - Development of novel drug delivery/administration technologies. These specialty pharmaceutical companies develop new technologies that enable an existing drug to be administered to the patient in a new way. The new technology can create value primarily in two ways: first, by increasing patient compliance and convenience by providing a different way to take the drug (e.g., transdermal or inhalation) or changing the daily dosage regimen (for example, from four times to one time a day), and, second, by changing the method and rate at which the drug is absorbed into the body, which can increase the efficacy of the same dosage or allow lower dosing to reduce side effects to the patient.

     - Product life cycle management. These specialty pharmaceutical companies seek to acquire or license existing branded products being divested by larger companies and seek to increase their sales levels through one or more of the following: focused marketing and promotion, improving the drug's safety, efficacy or product characteristics by applying a new delivery technology or developing new formulations or line extension, or developing and gaining approval for new indications.

     Through our NeoSan and aaiResearch businesses, we focus on the latter two business strategies of the specialty pharmaceuticals industry.

     Our major competitors for acquiring additional branded product lines include King Pharmaceuticals, Inc., First Horizon Pharmaceutical Corporation and Watson Pharmaceuticals, Inc. Additionally, our branded products are subject to competition from companies selling a generic version of a product for which the applicable patents have expired. These competitors include Teva Pharmaceutical Industries Ltd. and Mylan Laboratories Inc., two of the world's largest manufacturers of generic products. We also face competition for the sales of our branded products for a particular indication from the branded products of other pharmaceutical companies. Key success factors in the industry include the following:

     - Acquisition of products. Successful acquisition of patented or off-patent products is critical to building business and gaining critical mass. The bidding and acquisition process for branded drugs is competitive and specialty pharmaceutical companies must have relationships with the large
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       pharmaceutical companies, the knowledge and expertise to know the appropriate value of the drugs or product lines, and the ability to raise the necessary capital to finance the acquisitions.

     - Sales Capabilities. Specialty pharmaceutical companies must be able to build an effective sales force or use a contract sales organization to market and promote their acquired products as well as any new product line extensions. Operational leverage and growth is greatly affected by the ability to channel multiple products through a relatively fixed-cost sales force.

     - Line extensions. One of the main advantages of acquiring existing branded products is that the FDA already has approved the chemical entity used in these products. Subsequent product improvements, line extensions or reformulations of branded products often involve less costly, less burdensome, less extensive and less lengthy regulatory approval requirements, in comparison to previously unknown drugs submitted for FDA approval.

THE CONTRACT RESEARCH ORGANIZATION INDUSTRY

     While most large pharmaceutical companies have the capabilities to perform most of their research and development activities in-house, contract resource organizations allow pharmaceutical companies to leverage their in-house capabilities by outsourcing drug research and development work -- thus, shifting fixed costs to variable costs and mitigating risk. According to Frost & Sullivan data, the worldwide contract research organization industry is estimated at $9.8 billion in 2001, compared to $8.5 billion in 2000, and is expected to grow to $16.3 billion in 2005. The U.S. is the largest market, comprising approximately 59% of total worldwide sales. Contract research organizations typically provide services, such as clinical testing, that typically are outsourced by large pharmaceutical companies. Although the contract research organization industry segment is subject to the risk that large pharmaceutical companies will cut back on research and development costs or bring more of these costs in-house, we believe that the industry will benefit from the following trends:

     - strong projected research and development budgets in the pharmaceutical industry;

     - healthy product pipelines driven by an aging population and heightened health awareness;

     - biotechnology companies that rely on contract research organizations to provide critical services; and

     - the focus by large pharmaceutical companies on new drug discovery and development.

     We believe that we are well positioned to benefit from the positive trends affecting both the specialty pharmaceuticals industry and the contract research organization industry.

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                                    BUSINESS

OVERVIEW

     We are a specialty pharmaceutical company focused on the commercialization of branded pharmaceutical products that we develop or acquire. We have over 20 years of pharmaceutical research and development experience, with operations primarily in the United States and Europe. We have acquired three branded product lines since August 2001 which had $120.2 million of 2001 net revenues on a pro forma basis, assuming these acquisitions had been completed on January 1, 2001. In addition, we are developing our own proprietary products, as well as developing improvements and line extensions to our acquired products, by applying our scientific expertise and portfolio of proprietary and in-licensed drug-delivery technologies. Historically, we have generated our revenues by providing a comprehensive spectrum of pharmaceutical research and development services on a fee-for-service basis to a broad base of customers, including large pharmaceutical companies such as AstraZeneca PLC, Bayer AG, Eli Lilly and Company, and Novartis Corporation.

     In 2001, we began acquiring established branded pharmaceutical products whose sales we believe could be increased through enhanced promotion and marketing. We seek to acquire established, branded products that we believe we can improve by applying our significant research and development capabilities and that fall within targeted therapeutic classes -- critical care, central nervous system, pain management, oncology, immunosuppression and cardiology.

     Our product pipeline includes the following drugs that we intend to market and promote as branded drug products upon approval by the FDA:

     - Aquasol D, an injectable vitamin D nutritional product, for which we are awaiting FDA approval;

     - three new dosages of our azathioprine tablet, which treats rheumatoid arthritis and post-transplant organ rejection, for which we are awaiting FDA approval;

     - imidapril, an angiotensin-converting-enzyme (ACE) inhibitor for the treatment of cardiovascular diseases, for which we are planning Phase III clinical trials;

     - ProSorb-D, a pain management product combining diclofenac with our patented ProSorb drug-delivery technology, currently in Phase III clinical trials; and

     - 6-omeprazole, which is a quick-dissolving tablet for the treatment of gastrointestinal ailments, currently in prototype development.

     Our company is structured within three divisions:

     - NeoSan Pharmaceuticals. NeoSan commercializes branded pharmaceutical products in our targeted therapeutic classes. NeoSan had $130.1 million of net revenues in 2001 on a pro forma basis assuming the acquisitions of the M.V.I., Aquasol, Brethine, Darvon, and Darvocet product lines had occurred on January 1, 2001.

     - aaiResearch. aaiResearch applies our research and development expertise and our portfolio of proprietary and in-licensed drug-delivery technologies and intellectual property rights to improve our acquired products and internally develop new products. Additionally, we offer these product improvement, or life cycle management, activities to our customers for royalties, milestone payments and fees. Net revenues for aaiResearch in 2001 were $20.4 million.

     - AAI International. AAI International offers on a fee-for-service basis a comprehensive range of pharmaceutical product development services to our customers on an international basis. Net revenues for AAI International were $93.2 million in 2001.

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OUR COMPETITIVE STRENGTHS

     We believe that our competitive position is attributable to our scientific expertise and a number of our other key strengths, including the following:

Established Pharmaceutical Business Infrastructure. We have a long history of assisting our customers in developing and commercializing pharmaceutical products and have an established infrastructure to do so. We offer our customers a wide range of scientific capabilities, including analytical services, biopharmaceutical services, pharmaceutical product development services, Phase I to IV clinical services, product manufacturing, and regulatory and other consulting services, in addition to product life cycle management activities. We have approximately 700 employees working on the development of drugs and have worked with over 2,000 pharmaceutical compounds in the past 20 years. We plan to use these capabilities to enhance our internal proprietary product candidates.

Well Recognized Brands. Each of the product lines we have acquired has been sold in the U.S. for over 18 years, and the Darvon and Darvocet products have been sold in the U.S. for over 25 years. These branded product lines have generated sales and gross profits for many years despite competition from generic and other competitive products. These acquired product lines had a gross margin of 79% in 2001, based on their 2001 pro forma net revenues. We believe that the cash flows that these products generate are sustainable, and, moreover, we believe we can increase sales of these products by actively promoting them.

Expertise in Product Life Cycle Management. Through AAI International and aaiResearch, we offer our customers a strong base of resources, expertise and ideas to better understand and improve their existing products and develop new products. Our portfolio of patents and proprietary and in-licensed technologies may provide our customers with new formulations, delivery systems, indications and dosage forms to improve the safety, efficacy or cost effectiveness, or reduce the side effects, of their drugs. This can result in renewed regulatory or patent exclusivity, adding to the commercially valuable life of the product. For example, we are currently working with a major pharmaceutical company to reformulate their allergy product to be taken once a day instead of four times a day. In the past, we also have worked with a major pharmaceutical company to develop a long acting version of a cardiovascular product to be taken once a day instead of twice a day and with another major pharmaceutical company to develop a chewable tablet form of an antidepressant.

Established Customer Base Enhances Product Acquisition Opportunities. We have developed strong relationships with major pharmaceutical companies through years of client service on research, product development, and product life cycle management projects. For example, AAI International provided development services to AstraZeneca for both M.V.I.-12 and M.V.I.-Pediatric for several years prior to our acquisition of these products. We have, over the past 15 years, worked on some element of over 80% of the top 200 drug products in the U.S., as ranked by IMS data for 2000. These relationships position us to acquire established, branded products that are no longer the focus of our customers' development, marketing and promotional efforts. We have more than 50 representatives in our research service business who regularly call on key decision makers of the large pharmaceutical companies. These relationships provide important insights into product portfolios and development pipelines and may allow for more rapid identification and acquisition of attractive branded pharmaceutical products.

Experienced Management Team. We have an experienced management team that is led by Frederick D. Sancilio, Ph.D., Chairman and Chief Executive Officer, Philip S. Tabbiner, D.B.A., President and Chief Operating Officer, William L. Ginna, Jr., Executive Vice President and Chief Financial Officer, David Johnston, Ph.D., President of AAI International, George E. Van Lear, Ph.D., President of aaiResearch, and David M. Hurley, President of NeoSan Pharmaceuticals. These senior executives have an average of over 20 years of experience in the pharmaceutical industry.

OUR STRATEGY

     We believe that our ability to apply our scientific expertise to develop new and improved products and product line extensions, to leverage our marketing and promotion organization and our strong relationships

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with many large pharmaceutical companies and to identify and acquire branded pharmaceutical products, positions our company for continued growth. Specifically, we intend to pursue the following growth strategies:

Enhance Sales of our Acquired Products Through Focused Marketing and
Promotion. We seek to increase sales of our acquired branded pharmaceutical products through active marketing and promotion directed at high-prescribing physicians, using one-on-one meetings, free product samples, educational programs, advertising, direct mail and website promotion. For example, we believe that Eli Lilly stopped actively marketing and promoting Darvon and Darvocet approximately nine years ago. We believe that we can successfully increase sales of these products by combining the strength of their brand names with active promotion of the products.

Strengthen Brands of our Acquired Products Through Product Life Cycle Management. We plan to strengthen our acquired branded product lines through product life cycle management activities. We plan to use our research and development expertise and our portfolio of patents and proprietary and in-licensed technologies to provide new formulations, delivery systems, indications and dosage forms that will improve the characteristics of our acquired products, such as their safety, efficacy, convenience, cost effectiveness or side effects. We will seek renewed regulatory or patent exclusivity for our improved drugs, and we plan to market them as line extensions to our acquired branded product lines. We intend to develop product line extensions for each of our acquired product lines. For example, on February 13, 2002, we acquired the rights to a generic injectable vitamin D nutritional product that we intend to market under the name Aquasol D as a line extension to our Aquasol brand name.

Launch Internally Developed Branded Products. We plan to continue to develop new drugs in our targeted therapeutic classes, with the view of marketing these products under our own brand names. Although we have successfully developed a number of products in the past, we did so with the intention of licensing or selling the products to our customers. We are currently developing several new drug products using our patented and in-licensed drug-delivery technologies that we intend to market under our own brand names. For example, we recently concluded Phase II clinical studies for our ProSorb-D product to treat pain. This internally developed product combines the proven pain drug diclofenac with our patented ProSorb drug-delivery technology. ProSorb-D potentially offers the strong pain relief associated with diclofenac, but could act faster, taste better and cause less stomach irritation than other forms of this drug. We recently began Phase III clinical trials for this drug.

Seek Attractive Acquisition Opportunities. We intend to continue taking advantage of industry consolidation trends by identifying and selectively acquiring branded pharmaceutical products. We generally will seek attractive branded pharmaceutical products that we believe have not been actively marketed and promoted for at least several years prior to our acquiring them, and thus can benefit from enhanced sales and marketing efforts, and lend themselves to product life cycle management opportunities such as new formulations, delivery systems, indications and dosage forms.

NEOSAN PHARMACEUTICALS -- OUR PRODUCT SALES BUSINESS

     NeoSan commercializes branded pharmaceutical products that we develop and acquire in our targeted therapeutic classes -- critical care, central nervous system, pain management, oncology, immunosuppression and cardiology. We market and promote our branded products directly through our contract sales force to high-prescribing physicians. We use data generated by third-parties to identify physicians who prescribe our products and products in our targeted therapeutic classes. When we acquire products, we seek products that we believe will benefit from our sales promotion and to which we can apply the scientific expertise of our other divisions to develop product line extensions and improvements.

     In August 2001, we acquired from AstraZeneca the U.S. rights to the M.V.I. and Aquasol branded product lines of critical care injectable and oral nutritional products, which provide nutrients to cancer, AIDS, post-operative and nutritionally compromised patients. In December 2001, we acquired from Novartis the U.S. rights to the Brethine branded product line, which treats asthma. In March 2002, we acquired from Eli Lilly the U.S. rights to Darvon and Darvocet branded product lines, which treat mild to moderate pain.

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     Through NeoSan, we seek commercially stable products within our targeted therapeutic classes with strong brand recognition and high gross margins. We also seek to acquire and commercialize established pharmaceutical products that we believe have not been actively marketed and promoted for at least several years prior to our acquiring them. Our goal is to increase the value of the brands that we acquire by promoting them to high-prescribing physicians, using one-on-one meetings, free product samples, educational programs, advertising, direct mail, and website promotion. We intend to acquire products that we can promote to our existing customer base, thereby leveraging our sales force.

     We also plan to apply the scientific expertise of AAI International and aaiResearch's portfolio of patents and proprietary and in-licensed drug-delivery technologies and other intellectual property to develop new formulations, delivery systems, indications, dosage forms and line extensions for NeoSan's branded products that will improve their safety, efficacy, convenience or cost effectiveness or reduce their side effects. Once approved by the FDA, we intend to market these products under the acquired brand names, thereby leveraging the value of the existing brand for our product improvements and line extensions. Additionally, we will seek renewed regulatory or patent exclusivity for these improved products. A new indication for an existing product or changes in product composition, method of use, formulation and process may provide three-year non-patent exclusivity or longer-term patent protection.

     Additionally, through the development expertise of aaiResearch, our NeoSan business is continuing internal development efforts on our own branded pharmaceutical products. Product candidates in the later stages of development include three new dosage strengths of azathioprine tablets for treatment of rheumatoid arthritis and post-transplant rejection, and an imidapril tablet, which is an angiotensin converting enzyme (ACE)-inhibitor, for treatment of cardiovascular disease. Earlier stage products include a quick-dissolving omeprazole tablet for treatment of stomach and ulcer ailments, a microsphere anticancer agent delivered by injection, and a controlled release mesalamine tablet for treatment of Crohn's disease, a particular type of gastrointestinal disease. The details of NeoSan's pipeline of product candidates from the development work of aaiResearch is discussed in "-- aaiResearch -- Our Product Development Business." We do not know, however, whether we will ever be able to successfully commercialize any of these product candidates.

     NeoSan had $130.1 million of net revenues in 2001 on a pro forma basis assuming the acquisitions of the M.V.I., Aquasol, Brethine, Darvon and Darvocet product lines had occurred on January 1, 2001.

     Darvon and Darvocet Acquisition

     On March 28, 2002, we acquired from Eli Lilly the U.S. rights to the Darvon and Darvocet branded product lines in the U.S. (and the existing inventory of these products) for $211.4 million in cash, subject to adjustments described below. The Darvon and Darvocet products are prescribed for the treatment of mild to moderate pain. The acquired products include Darvon (propoxyphene hydrochloride), Darvocet-N (propoxyphene napsylate and acetaminophen) and Darvon-N (propoxyphene napsylate).

     The Darvon and Darvocet product lines had net sales of $62.9 million in 2001, compared to $56.5 million in 2000 and $49.5 million in 1999. Average monthly net sales of Darvon and Darvocet were $4.1 million in 1999, $4.7 million in 2000 and $5.2 million in 2001. However, net sales of these products were $3.2 million in February 2002, $3.4 million in January 2002, $3.9 million in December 2001 and $3.1 million in November 2001. We believe that the levels of net sales in 1999 and 2000 are more indicative of future sales levels than the elevated sales levels in 2001 or the reduced sales levels during the four months ended February 28, 2002. Although we have focused on the longer-term trends in evaluating the acquisition of these product lines, this decrease in monthly sales may not be temporary and sales levels may never return to the range existing in 1999 and 2000. If sales continue at these recent levels, annual product sales of Darvon and Darvocet will be less than $41 million, or 35% less than the amount shown in our pro forma financial statements beginning on page F-2 of this prospectus. Any prolonged decrease in sales of these products or the failure to return to the sales levels existing in 1999 and 2000 will have a material adverse effect on our business, results of operations and financial condition.

     These product lines have been sold in the U.S. for over 25 years, with the initial marketing of Darvon beginning in 1957. Darvon lost its patent exclusivity in 1973 and Darvon-N and Darvocet-N in 1985. The
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first generic version of Darvon was introduced in 1973, and by 1985 numerous generic products were being marketed for substitution for Darvon and Darvocet. We believe that Eli Lilly ceased actively promoting these brands in approximately 1993.

Product Market. Darvon and Darvocet compete primarily in the pain management market, especially with products indicated for the management of mild to moderate pain. According to Scott-Levin data, the size of the U.S. pain management market has grown to approximately $16 billion in 2001, from $6.4 billion in 1995. The Darvon and Darvocet products compete with a large number of other branded and generic products generally used to treat mild to moderate pain, including Ultram and other non-steroidal anti-inflammatory drugs, or NSAIDs, such as ibuprofen. We believe all of these products comprise approximately 50% of the total U.S. pain management market.

     Additionally, major promotional efforts in the U.S. pain management market today involve a relatively new class of drugs, the cyclo-oxygenase 2, or the COX-2 enzyme, inhibitors. They are designed to work as effectively as Darvon and Darvocet and NSAIDs, but without side effects such as ulcers and gastrointestinal bleeding. These new COX-2 inhibitors are more selective than traditional NSAIDS. The non-selective inhibition of both COX-1 and COX-2 enzymes in other NSAIDs is responsible for the toxicities and side effects.

     Each of the Darvon and Darvocet products currently faces competition from generic products, and two of the world's largest manufacturers of generic products, Teva Pharmaceutical Industries Ltd. and Mylan Laboratories Inc., sell generic substitutes for the Darvon and Darvocet products. These generic substitutes are sold at significantly lower prices than Darvon or Darvocet, due to the significantly lower costs associated with them. While precise data on generic substitution is not available, we believe the vast majority of the prescriptions written for Darvon and Darvocet are filled with generic propoxyphene products.

Product Line Strategy. We acquired the Darvon and Darvocet brands because they are pain management brands we believe have high customer recognition. These product lines provide us with an established position in our targeted pain management therapeutic class. Our goal is to increase the value of these brands by actively marketing and promoting them and repositioning them through the development of product line extensions and improvements. In addition, we plan to reintroduce previously approved, but not currently marketed forms and dosage strengths of Darvon and Darvocet, such as the liquid form of Darvocet.

     Specifically, we seek to enhance the value of Darvon and Darvocet by increasing the size of our contract sales force from approximately 20 to 50 people and creating sales incentives with respect to these products. Additionally, we intend to individually target high-prescribing physicians in an effort to boost sales of Darvon and Darvocet. We also plan to work with respected physicians at leading pain clinics to develop pain-management guidelines that specify the use of our Darvon and Darvocet products. These clinics provide guidelines to primary-care physicians for the proper management and selection of products to treat pain.

     We plan to develop improved products and line extensions with improved product, delivery, and therapeutic characteristics and potential regulatory and patent exclusivity, including the following products that we are beginning to develop.

     Controlled Release Combination Product of Propoxyphene and an NSAID. We are initiating a product development plan for a new propoxyphene and NSAID combination oral dosage product for the treatment of mild to moderate pain. The new product will be based on propoxyphene compounds in certain of our immediate release Darvon and Darvocet products (some of which are already combination products using propoxyphene and acetaminophen) and an NSAID, in order to create a controlled release line extension product in the Darvon and Darvocet family of products. At present, our products must be taken every four hours as needed, with a maximum dosage of 600 milligrams per day for mild to moderate pain.

     We plan to develop a 12-hour controlled release product to provide an immediate release of the NSAID and a controlled release of propoxyphene. We anticipate that this product will be based on the patented ProSlo II technology available to us for mutually acceptable products through our cooperative agreements with Osmotica Corporation. We believe that we can submit a 505(b)(2) regulatory submission with the FDA

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

for approval of this product based on "pivotal pharmacokinetic and bioequivalence" clinical studies involving up to 36 persons and a duration of 12 weeks after a three-month stability study.

     Immediate Release Combination Product of Propoxyphene and ProSorb-D. We are initiating a development plan for an immediate release combination oral dosage product combining propoxyphene with diclofenac potassium, the pain relief product in our ProSorb-D product currently under development. We believe that a combination product of diclofenac and propoxyphene using our patented ProSorb technology will provide superior pain relief at reduced dosage levels. We believe that reducing the amount of NSAIDs in a new dosage form will result in a drug that will be safer and cause less stomach irritation. Our objective for this combination product is to develop a product providing faster, longer and better pain relief.

     We believe that we can submit a 505(b)(2) regulatory submission with the FDA for approval of this product based on "pivotal pharmacokinetic and bioequivalence" clinical studies involving up to 36 persons and a duration of 12 weeks after a three-month stability study.

Acquisition Terms. We paid $211.4 million in cash for the rights in the U.S. to these products and Eli Lilly's existing inventory of these products. This amount will be reduced in the event that net sales by Eli Lilly of Darvon and Darvocet products from February 1, 2002 until the day before closing were greater than target net sales for that period calculated at a monthly rate of $4.167 million. If actual net sales during that period exceed the target, then the purchase price will be reduced by 90% of the excess amount. The purchase price will further be reduced by up to $18 million if net sales of the Darvon and Darvocet products during a 12-month measurement period are less than targeted levels. The measurement period will be any 12 months, as selected by Eli Lilly, ending on any calendar month end from December 31, 2002 until March 31, 2003. If net sales are less than $50 million during the 12-month measurement period, the purchase price will be reduced incrementally by $0.9 million for each $250,000 that actual sales are below $50 million. The maximum amount of this post-closing reduction is $18 million. The amount of this reduction is to be paid by Eli Lilly to us following confirmation of the amount of net sales during the measurement period. In addition, we have agreed to pay Eli Lilly royalties upon sales of our future developed improvements to the Darvon and Darvocet products or other products containing the active ingredient propoxyphene and any other pharmaceutical products sold under the name Darvon, Darvocet or certain other trademarks. We will pay a royalty on sales of each of these future products during each calendar quarter for a ten-year period beginning upon the product's commercial introduction, provided that the total net sales of all of these future products, combined with the total net sales of the current Darvon and Darvocet products, exceed $15.8 million in the applicable calendar quarter. We will not owe any royalties on the sales of the Darvon and Darvocet products themselves that we acquire from Eli Lilly.

Supply of Product. Under a manufacturing agreement that we have entered into with Eli Lilly, Eli Lilly agreed to supply a specified percentage of our requirements from and after closing for the existing 12 Darvon and Darvocet product presentations (form and dosage). The supply agreement will extend through December 31, 2004. Upon the satisfaction of certain conditions, we may extend the agreement for an additional six months, during which Eli Lilly will use commercially reasonable efforts to supply NeoSan with a full calendar year's supply of products during the extension period, subject to certain maximum and minimum quantities. Under this agreement, we have agreed to order the manufacture of certain minimum amounts of Darvon and Darvocet products and certain minimum percentages of our requirements: 60% of our requirements in the first year, 50% in the second year, and 40% in the third year. Also under this agreement, the supply obligation of Eli Lilly is subject to a maximum amount of the Darvon and Darvocet products over the life of the contract. We anticipate that this maximum supply obligation of Eli Lilly is sufficient to cover all of our supply needs through the end of 2005. We will purchase these products manufactured by Eli Lilly for a fixed unit cost, subject to a percentage increase on each January 1 plus any increase in Eli Lilly's cost of raw materials during that year. However, the purchase price for these products will be no less than Eli Lilly's standard cost of manufacturing, which includes raw materials, direct labor, and plant overhead attributable to the Darvon and Darvocet products. Prior to expiration of this agreement, we intend to have FDA approval permitting the transfer of the manufacturing of these products to our manufacturing facilities, one or more third-party manufacturing facilities, or a combination of these facilities. This approval, however, could require significant expense and much more time, and it is possible that we never receive it.
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     Brethine Acquisition

     On December 13, 2001, we acquired the U.S. rights to the Brethine branded product line from Novartis Pharmaceuticals Corporation and Novartis Corporation for $26.6 million in cash. Brethine is administered in oral and injectable forms for the prevention and reversal of bronchospasm in patients age 12 and older with asthma and reversible bronchospasm associated with bronchitis and emphysema. Although physicians also prescribe Brethine to stop premature labor, this drug has not been approved by the FDA for this indication and thus it cannot be marketed or promoted for this use. Brethine had net sales of $15.2 million for the eleven and one-half months ended December 13, 2001, the audited period prior to our acquisition. Brethine was initially marketed beginning in 1975. We believe that Novartis ceased actively promoting Brethine in the early 1990s, although Novartis selectively marketed and promoted Brethine since then and a third party provided marketing support for Brethine during 1999 and 2000.

Product Market. Brethine, or terbutaline sulfate, is a beta-adrenergic agonist bronchodilator, meaning that it aids in the flow of air through the bronchial tubes for people suffering from asthma, emphysema, chronic bronchitis, and other lung diseases. According to Scott-Levin data, oral and injectable drugs to treat these ailments generated sales of approximately $200 million in 2001. IMPAX Laboratories has been marketing a generic form of the oral form of Brethine since July 2001. There are no approved generic forms of the injectable form of this drug. Major branded products competing against Brethine to treat these ailments include Volmax, Proventil, and branded and generic forms of albuterol. Additionally, Brethine is prescribed to stop premature labor in pregnant women. According to Scott-Levin data, this use is estimated to have generated 42% of the total sales of Brethine in 2000.

Product Line Strategy. We acquired Brethine because of its strong brand recognition, 25 years of clinical experience and well established safety record. Our goal is to enhance the sales of Brethine by actively promoting the brand name and using our existing relationships with hospitals and group purchasing organizations to expand Brethine's distribution channels, in addition to developing product line extensions. We are initially seeking to position Brethine as a preferred treatment of asthma, when a short-acting agent is required. Our marketing efforts emphasize this product's efficacy and its 25-year record of safety.

     Historically, Brethine has been sold through wholesalers, and we are considering the benefit of adding it to product lines carried by group purchasing organizations that we already have as customers. Our existing sales force also is targeting high-prescribing physicians in hospitals and private practices and hospital and retail pharmacists to expand the use of Brethine. We also are working with leading physician groups to have Brethine included in their recommendations and guidelines for the treatment of asthma and related ailments.

     Our strategy for Brethine also involves product line extensions and improvements, including a vial form of injectable Brethine to replace a glass ampoule that must be scored and broken prior to use and two controlled release, long acting dosage strengths.

Supply of Product. We entered into an interim supply agreement with Novartis providing for its manufacture and packaging of the oral and injectable form of Brethine for sale by us in the U.S. through December 13, 2004. We may terminate the manufacturing component of the supply agreement on 12-months notice and the packaging component on six months' notice. Under the supply agreement, we may purchase the products for a fixed unit cost during the term of the agreement, subject to an annual price adjustment on January 1, 2003 and January 1, 2004 tied to the Consumer Price Index and to a downward adjustment in the event product packaging is moved to a third party. We intend to transfer the Brethine manufacturing processes to our own facilities prior to expiration of the supply agreement. This move, however, is subject to FDA approval, and it is possible that this approval will involve significant expense and will not be obtained on a timely basis, if at all.

     Novartis maintains an inventory of the active ingredient, terbutaline sulfate, used to manufacture both the oral and injectable forms of the Brethine products. The supplier of this existing inventory, however, has stopped producing terbutaline sulfate. As a result, we have identified and are seeking FDA approval of a new supplier and are responding to FDA requests regarding the new supplier's material. We believe the current inventory of terbutaline sulfate from the approved supplier is sufficient to continue to manufacture the oral

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form of Brethine to supply anticipated orders until September 2002 for some dosage strengths and several months later for other dosage strengths and to manufacture the injectable form of Brethine to fill anticipated orders for several years. Novartis has acquired an inventory of terbutaline sulfate from the new supplier, but the Brethine products it manufactures for us with this material may not be sold until the new supplier is approved by the FDA. We believe that we will obtain approval of the new supplier prior to September 2002, but it is possible that we may not receive approval until much later, if at all. If the FDA does not approve the new supplier, we will not be able to supply one dosage strength of Brethine tablets to our customers after August 2002 and will not be able to supply the remaining oral dosage strength within several months after that. Sales of the oral form of Brethine accounted for approximately 65% of net sales of Brethine in 2001.

     M.V.I. and Aquasol Acquisition

     On August 17, 2001, we acquired the U.S. rights to a line of critical care injectable and oral nutritional products from AstraZeneca for up to $100 million in cash, of which we paid $52.5 million at closing of the acquisition. Future guaranteed payments of $1.0 million each are due in August 2002 and 2003. Future contingent payments of $2.0 million and $43.5 million are potentially due in August 2003 and 2004, respectively. The acquired products are M.V.I.-12, M.V.I.-Pediatric, Aquasol A and Aquasol E. The M.V.I.-12, M.V.I.-Pediatric and Aquasol A products are administered by intravenous or injected solution to provide nutrients to severely ill patients for whom oral nutrition is not feasible. Aquasol E is administered by oral solution.

     The M.V.I. and Aquasol brands had net sales of $24.6 million for the period from January 1, 2001 to August 17, 2001, the audited period prior to their acquisition. These brands had net revenues of $16.8 million for us during the remaining portion of 2001. The initial M.V.I. product and Aquasol A were approved for marketing over 45 years ago, and M.V.I.-Pediatric was approved in 1983. No FDA approval is necessary to market Aquasol E.

     The M.V.I. products and Aquasol A are approved by the FDA for the following uses:

     - M.V.I.-12 is a multivitamin solution for intravenous use as a daily multivitamin for adults and children over 11 years receiving parenteral nutrition. It also is used in other situations where intravenous dosing is required due to nutrient depletion, including in surgery, for extensive burns, fractures and other trauma, for severe infectious diseases, and for comatose states.

     - M.V.I.-Pediatric is a sterile powder intended for reconstitution as a solution for intravenous use as a daily multivitamin for infants and children up to 11 years of age receiving parenteral nutrition. It also is used in other situations where intravenous dosing is required due to nutrient depletion, including in surgery, for extensive burns, fractures and other trauma, for severe infectious diseases, and for comatose states.

     - Aquasol A (vitamin A) Parenteral is an injectable vitamin solution used to provide vitamin A. Aquasol E (vitamin E) Drops, which do not require FDA approval to be marketed, are nutritional supplements taken orally to provide vitamin E.

     On February 13, 2002, we acquired from Aesgen, Inc. the rights to a generic injectable vitamin D nutritional product that we intend to market under our Aquasol brand name as Aquasol D. We paid $1.0 million for this product at the time of acquisition and agreed to make additional contingent milestone payments of up to $1.5 million and certain royalty payments for the eight-year period following the first commercial sale of this product. We are awaiting FDA approval and are seeking as the approved indication of this drug the management of hypocalcemia, or bone loss, in patients undergoing kidney dialysis.

Product Market. According to IMS data, the U.S. market for injectable nutritional products was approximately $310 million in annual sales in 2001, up from $60 million of annual sales in 1996. Of this $310 million, the market for injectable vitamin D products, where Aquasol D will compete, was approximately $267 million in annual sales in 2001 and the market for injectable general nutritional products, where M.V.I.-12 and M.V.I.-Pediatric compete, was $39 million in annual sales in 2001. Injectable nutrition products are used primarily as part of total parenteral nutrition therapy for patients, both in the hospital and
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for in-home health care. Many patients receiving this therapy are recovering from malnutrition, burns, trauma and surgery.

     M.V.I.-12 and M.V.I.-Pediatric are market leaders in the U.S. for injectable multi-vitamin drugs. According to IMS data, in 2001, M.V.I.-12 had over a 90% share of the market for adult injectable multi-vitamins and M.V.I.-Pediatric had over a 90% share of the market for pediatric injectable multi-vitamins. The main competition for M.V.I.-12 is Infuvite Adult, which is marketed by Baxter Healthcare Corporation. The main competition of M.V.I.-Pediatric is Infuvite Pediatric, which also is marketed by Baxter Healthcare Corporation. Aquasol A is the only injectable Vitamin A product on the market. Aquasol E competes with various other vitamin E products. If approved by the FDA, the main competition of Aquasol D is expected to be Calcijex and Zemplar, marketed by Abbott Laboratories, and Hectorol, marketed by Bone Care International, Inc. Aquasol D has been submitted for approval by the FDA as a generic substitute for Calcijex, although Aquasol D will be packaged in a vial, rather than an ampoule, form.

     The FDA has examined the product formulation and the current state of medical thought on the vitamin levels needed in M.V.I.-12. After examining data from a public workshop between the FDA and the American Medical Association as to the appropriate dosage level of vitamins in parenteral multivitamin preparations, the FDA increased the targeted dosage levels of vitamins B1, B6, C and folic acid to be included in multivitamin injectable products to a level greater than that included in any existing product and required the inclusion of Vitamin K. Prior to our acquisition of the M.V.I. product line from AstraZeneca, we had been working with AstraZeneca on a fee-for-service basis to reformulate M.V.I.-12 to meet these guidelines. We anticipate that an application will be submitted to the FDA for this reformulated product in the second half of this year.

Product Line Strategy. We acquired the M.V.I. and Aquasol brands because of their strong brand names and high market share. We believe that the M.V.I. and Aquasol brands have significant growth opportunities that we can capture through our enhanced promotional support and development of product line extensions and improvements.

     We intend to enhance the sales of the M.V.I. and Aquasol products by actively promoting them with our sales force. Our sales efforts have focused on the supply of over 20 group purchasing organizations, or GPOs, for hospital and outpatient settings, whose purchase contracts for M.V.I. were assigned to us by AstraZeneca, and other wholesale customers, including managed care organizations. We have actively marketed to GPOs, both to expand sales of M.V.I. and to add Aquasol products to the contracts. Additionally, we are marketing to pharmacy directors, nutritional staff and key physicians in the hospital and institutional health care markets. The targeted physician groups are intensive care specialists in hospitals, and oncologists and geriatricians active in-home health care programs. We believe that significant marketing opportunities also exist with providers in extended care, oncology, HIV, substance abuse and outpatient surgery -- providers that deliver parenteral nutrition in markets that have traditionally been underserved by M.V.I. Augmenting our sales force activities are indirect marketing initiatives that revolve around our websites, including www.neosan.com, www.mvi-us.com and www.TPNpro.com. The data on these websites is not part of this prospectus.

     We are directing some of our marketing efforts at educating hospitals about a change in the recommended dosage of injectable nutritional products. Due to industry-wide shortages in the mid-1990s, we believe the dosage used at many hospitals for total parenteral nutritional therapy was changed from once a day to every other day. The American Society of Parenteral and Enteral Nutrition, or ASPEN, has recently reaffirmed its recommended daily dosage of parenteral nutritional products, which we intend to emphasize in our promotional efforts. Also, we intend to work with ASPEN and leading physicians to have their recommendations for nutritional products specifically address the benefits of the M.V.I. and Aquasol product lines.

     Since our acquisition of the M.V.I. and Aquasol product lines, we have demonstrated success in increasing their sales and unit growth. We have recruited a highly competent sales force and focused their promotional emphasis on hospitals with the largest sales potential for these products. Additionally, we have expanded the use of Aquasol A and Aquasol E in the marketplace by including them within the scope of our contracts with group purchasing organizations. We have increased the average monthly sales of the M.V.I. and

Aquasol products to $3.8 million in the period September 2001 to December 2001, from an average of approximately $3.3 million in the period January 1, 2001 to August 17, 2001 and $3.1 million in 2000. We believe this increase reflects the focused promotional efforts of our sales force on hospitals with the highest sales potential.

     Our product line strategy for M.V.I. and Aquasol will also focus on developing and marketing new replacement products, product improvements and product line extensions, including the following products that we are currently developing.

     M.V.I. Line Extensions. We are developing two forms of M.V.I.-Pediatric line extensions and four forms of M.V.I.-12 line extensions, including the reformulation of M.V.I.-12 required by the FDA.

     Aquasol D We are developing Aquasol D, an injectable product for the management of hypocalcemia, or bone loss, in patients undergoing kidney dialysis. Aquasol D is a vitamin D (calcitriol) product that is a generic version of Abbott's Calcijex product and that will be marketed by us as a branded product under the Aquasol D trademark. Aquasol D will be manufactured through our patented process and will be offered in a vial form that offers competitive advantages over Abbott's Calcijex ampoule product. The vials are safer than glass ampoules that must be scored and broken prior to use. On February 13, 2002, we acquired all rights to this product from Aesgen Inc., for which we had previously been developing Aquasol D. On March 27, 2000, an Abbreviated New Drug Application was filed with the FDA for this product. According to IMS Data, total U.S. sales for injectable vitamin D products were approximately $267 million in 2001.

Acquisition Terms. We acquired the rights to M.V.I. and Aquasol in the U.S. and its territories for payments of up to $100 million over three years, with an initial payment of $52.5 million paid on August 17, 2001. Additional payments of $1.0 million each are due in August 2002 and August 2003 (subject to reduction in the event that product returns in each preceding period exceed certain dollar minimums set forth in the purchase agreement). A contingent payment of $2.0 million is due in August 2003 if the FDA approves by December 31, 2002 the reformulated M.V.I.-12 product with a minimum shelf life of 12 months. In addition, a contingent payment of up to $43.5 million is due in August 2004 if the FDA approval of the reformulated M.V.I.-12 product is received on or before December 31, 2003, with the $43.5 million payment being reduced by $1.0 million for each month after December 31, 2002 during which FDA approval is not obtained and with the contingent $43.5 million payment becoming $0 in the event FDA approval is not obtained on or prior to December 31, 2003. As indicated above, we believe that approval of this reformulation could be obtained by the end of 2002 or early 2003.

Supply of Product. In connection with the M.V.I. and Aquasol acquisition, we entered into an interim supply arrangement with AstraZeneca to supply us with M.V.I.-12 in single-dose vials, multi-dose vials and bulk, Aquasol A and Aquasol
E. The initial term of this interim supply agreement is for two years through August 17, 2003, but we have the option to extend the term for an additional year. Under the interim supply agreement, we may purchase the products for a fixed unit cost for the first two years equal to AstraZeneca's cost of goods sold during 2000 for the relevant product, subject to full adjustment in August 2002 for changes in the cost of raw materials and an adjustment (limited to changes in the Consumer Price Index) for changes in other manufacturing costs. If the contract is extended to the third year, the price will increase to AstraZeneca's full variable and fixed costs plus 20%. If we obtain FDA approval for the reformulated M.V.I.-12 product, AstraZeneca will supply the reformulated product to us at a price equal to AstraZeneca's costs, including materials, labor and variable overhead. In addition, AstraZeneca assigned to us its manufacturing agreement with a third-party supplier for the production of M.V.I.-Pediatric for an indefinite period of time, provided that either party can terminate this agreement upon at least four year's prior notice.

     M.V.I. product line shortages existed in the mid-1990s due to third-party manufacturing problems, which were resolved in 2000 when AstraZeneca brought manufacturing of M.V.I.-12 in-house. Additionally, in September 2001 after an FDA inspection of its facilities, our third party supplier of M.V.I.-Pediatric halted production of M.V.I.-Pediatric at its manufacturing facility upon discovery of microbial growth in other products manufactured in the section of its facility used for the production of M.V.I.-Pediatric. This shutdown created temporary shortages in marketplace. The manufacturer resumed production of M.V.I.-Pediatric in February 2002 and experienced initial production problems. We anticipate that these problems will be promptly resolved and that new products will be shipped to our customers beginning early in the second quarter of 2002. M.V.I.-Pediatric accounted for 31% of the M.V.I. product line sales in 2000 and 34% in 1999.

     We expect to transfer the manufacture of the Aquasol products to our Charleston and Wilmington manufacturing facilities, and to either bring the manufacture of the M.V.I. product lines in-house or contract with third-party manufacturers to ensure a continued, long-term supply on market terms.

     Sales and Distribution of Branded Products

     In connection with our acquisition of the M.V.I. and Aquasol product lines, we engaged Ventiv Health U.S. Sales, Inc., a national pharmaceutical sales organization, to provide us with a dedicated contract sales force of 20 sales representatives and two sales managers. As we expand our branded product line offerings, we intend to use Ventiv to assist us in expanding our field sales organization. With the addition of the Darvon and Darvocet products, we plan to expand the size of our dedicated sales force to 50 and the sales management team to five. Ventiv provides over 2,500 sales representatives to pharmaceutical clients, with each sales representative dedicated exclusively to one pharmaceutical company pursuant to contract. Our relationship with Ventiv enables us to ramp up our sales staff quickly and economically in connection with the acquisition of a branded product and avoid incurring incremental sales and marketing costs prior to an acquisition. The initial term on our contract with Ventiv runs through December 31, 2003. However, either party may terminate the agreement at any time upon 90 days prior written notice. If we decide to employ any contract personnel provided by Ventiv under the agreement during the term of the agreement or within one year of its termination, we must pay Ventiv certain fees. Additionally, we have approximately 11 employees marketing and promoting our branded products in support of our sales force.

     Similarly, we have also contracted with Integrated Commercialization Solutions, Inc., or ICS, to provide warehousing, distribution, inventory tracking, customer service and financial administrative assistance related to the distribution program (including management of applicable rebates, chargebacks and accounts receivable collection).

     Small Volume Manufacturing

     We currently manufacture certain high-potency and high-toxicity drug products, along with controlled substance products, for clients in our manufacturing facility in Wilmington, North Carolina. Our manufacturing generally covers small volume products. We also manufacture certain drugs developed on behalf of clients for commercial sale while client production facilities are being built and validated. We recently acquired a 48,000 square foot sterile facility in Charleston, South Carolina where we manufacture sterile products. Our manufacturing facilities and equipment are qualified and validated to operate under current Good Manufacturing Practice regulations. We also provide manufacturing, packaging and labeling of non-parenteral clinical trial materials.

AAIRESEARCH -- OUR PRODUCT DEVELOPMENT BUSINESS

     aaiResearch provides research and development expertise and a portfolio of proprietary and in-licensed drug-delivery technologies and intellectual property rights, which we use to enhance and develop products that are innovative, safer, or more effective, convenient or cost-efficient. This can result in renewed regulatory or patent exclusivity, adding to the commercially valuable life of the product. We offer these product improvement, or life cycle management, activities to our customers for royalties, milestone payments and fees. In addition, we apply this expertise to improve our acquired products and internally develop our own new products. Net revenues for aaiResearch in 2001 were $20.4 million.

     In addition to product development, aaiResearch seeks to develop proprietary drug delivery technologies for licensing to our clients. We have historically dedicated a portion of our technical resources and operating capacity to internal drug and technology development with the objective of licensing marketing rights to third parties. aaiResearch continues to pursue this strategy today.

     Our internal product and technology development program has resulted in multiple product applications filed with the FDA and European regulatory agencies. Many of these products have been licensed or sold. Others are still in development. The internal development program has also resulted in patents covering drugs and drug technology and numerous pending patent applications. During 2001, we filed 15 new patent applications with the U.S. Patent and Trademark Office, with international patent applications filed according to applicable conventions.

     We have significant experience in providing product life cycle management services to our clients, which we leverage to develop our own proprietary products. Product life cycle management offers product improvement and line extension opportunities to clients, generally for marketed products facing patent expiration and that could commercially benefit from improvements or line extensions. Product improvements and line extensions offer clients an opportunity to improve product or product delivery characteristics, thus enhancing and extending the commercial value of a branded product line. Improved product characteristics may include enhancement of product stability, creation of additional absorption profiles (e.g., quick or sustained release), higher drug absorption or bioavailability (permitting reduced drug loads per dose with the potential for lower costs and side effects), improved taste, more attractive appearance, or better dosage regimes (e.g., once a day versus multiple doses per day). Product line extensions may include new dosage forms, such as solids, liquids and chewables, to increase patient populations who can benefit from such drugs (e.g., pediatric or geriatric patient populations), as well as new dosage strengths that may be more convenient for doctors and patients under current treatment regimens. Product modifications and line extensions offer clients the opportunity to target new patient subpopulations and improve patient compliance and convenience. Product life cycle management activities also can lead to new inventions and discoveries in the course of the research and development work, providing new opportunities for long-term patent protection for the modified products and potential long-term value for licensees of our technologies.

     Our Drug-Delivery Technologies

     Our portfolio of internally developed and in-licensed drug-delivery technologies provide us with some opportunities for the expansion of a drug product's effective market life. Our currently available technologies include:

     - ProCore -- a patented multiparticulate technology for controlled release of a drug incorporated into a two-layer coated pellet. The first layer allows for control of the lag time before an active agent begins its release while the second layer controls the rate of release, and thus the duration of the sustained release effect for the product.

     - ProSorb -- technologies designed to accelerate absorption rates and thus permit weakly acidic compounds to exhibit a longer duration and shorter onset of action relative to conventional dosage forms. The concept of the technology is that the acidic drugs incorporated into the technology form a dispersion pattern upon release in the stomach that allows faster and more complete absorption. ProSorb is a broad-based technology primarily used with liquid or encapsulated drug products. Using this technology with diclofenac, a non-steroidal anti-inflammatory drug, has resulted in our proprietary ProSorb-D product candidate, which is discussed below.

     - ProSLO I and ProSLO II -- an osmosis technology designed for combination product therapy. Osmotic action is the natural movement of water through a membrane and is used to make oral drug administration more accurate, precise and convenient. Our technology has an immediate release component in the outside layer of a laser drilled tablet. This tablet allows a controlled release of multiple active ingredients. The advantages over existing technologies are its easy scalability, the ability to use it with numerous active ingredients, the ability to create both a long- and short-acting drug combination, and its ability to handle what normally are insoluble active ingredients.

     - ProLonic -- a drug-delivery technology specifically designed to release an active agent in the colon. This patented technology can be incorporated into a tablet, a pellet, or a capsule dosage form and uses conventional manufacturing equipment and processes. The advantage represented by this technology is the ability to control the location and timing of release.

     - ProMelt -- a fine particle, rapidly disintegrating technology that allows for creation of a fast melt tablet dosage form while also permitting taste masking, targeted delivery or controlled release of the active agent. The technology is particularly applicable to pediatric and geriatric treatments for patients who have difficulty swallowing more traditional dosage forms such as tablets and capsules.

     - ProSpher -- an injectable, depot formulation for controlled release of active agents from days to months. It is capable of delivering therapeutically important agents with reduced "burst effect," or immediate release, upon administration, as compared to other depot technologies. The technology is designed to allow the development of convenient single does treatment for drug therapies lasting up to six months.

     The ProSLO I and ProSLO II technologies are available for use by us and our clients in the U.S. through an exclusive cooperative agreement with Osmotica Corporation, provided that Osmotica Corporation must agree that the technology is suitable for use with a particular drug product. Osmotica Corporation will receive royalties from the use of these technologies. Additionally, the ProLonic, ProMelt and ProSpher technologies are available to us pursuant to a joint development agreement with Tanabe Seiyaku Co. Ltd. This agreement with Tanabe provides for the joint development by us and Tanabe of certain mutually agreeable drug technologies identified by Tanabe. Under this agreement, we have an exclusive worldwide license, other than in certain Asian countries, to the developed technologies and we are required to pay Tanabe a portion of all down payments and milestone payments, and all royalties, received by us in connection with the commercialization of products using these jointly developed technologies.

     aaiResearch has continued our internal development of products to be licensed to third parties that have additional marketing and distribution capabilities or a therapeutic focus different than ours. We have entered into multiple licensing agreements for products that are currently in development. The terms of the agreements vary as to amounts of milestone payments and fees, as well as methods and extent of revenue participation such as royalties. While we anticipate that most of our product licensing agreements will provide that prospective clients will ultimately sponsor the approved product, in certain instances we have made submissions for internally developed products in our own name.

     Our Internal Product Development Pipeline

     We have a number of proprietary pharmaceutical products under development, which include the products in the chart below. We are pursuing internal product development candidates in three primary categories:

     - existing active pharmaceutical ingredients or chemical compounds, where the development of product line extensions, new forms (such as different dosages, formulations or delivery mechanisms -- e.g., liquids versus tablets), or combination drugs involving two known active ingredients, offer potential therapeutic or marketing advantages. Examples of this type of product development include ProSorb-D and our planned line extensions for most of our acquired branded drug products, as well as for a fexofenadine/pseudoephedrine 24-hour combination allergy product that we have licensed to a third party;

     - new active ingredients or compounds that are chemically similar to currently marketed products with established therapeutic and safety profiles, and that offer improved characteristics over the marketed products. An example for this category of development includes 6-omeprazole; and

     - new active ingredients or chemical entities that fall within our targeted therapeutic classes, including some that are marketed in other countries but not currently marketed in the United States. An example for us in this category of product development is imidapril.

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

     Our product development strategy focuses on products that we expect will have some period of market exclusivity, such as through patent or regulatory exclusivity, without competition from generic substitutes or other third party products that infringe the patents covering our line extensions or other developed products.

                                           DELIVERY
                                         MECHANISM OR                              STAGE OF
PRODUCT                                   TECHNOLOGY       THERAPEUTIC CLASS     DEVELOPMENT     MARKETING RIGHTS
-------                                -----------------   ------------------   --------------   ----------------
Aquasol D............................   Vial-injection          Critical         Awaiting FDA         NeoSan
                                                             Care/Nutrition        approval

AzaSan...............................       Tablet         Immunosuppression     Awaiting FDA         NeoSan
                                                                                   approval

Imidapril............................       Tablet           Cardiovascular       Phase III           NeoSan
                                                                                   protocol
                                                                                 development

M.V.I. line extensions...............      Injection            Critical         Stability(1)         NeoSan
                                                             Care/Nutrition

M.V.I.-12 reformulation..............      Injection            Critical         Stability(1)         NeoSan
                                                             Care/Nutrition

M.V.I.-Pediatric.....................  Liquid injectable        Critical         Stability(1)         NeoSan
                                                             Care/Nutrition

ProSorb-D............................    ProSorb oral       Central Nervous       Phase III           NeoSan
                                        softgel capsule       System/Pain

Darvon controlled release............      ProSlo II        Central Nervous       Initiating          NeoSan
                                                              System/Pain           early
                                                                                development(2)

Darvon immediate release.............       ProSorb         Central Nervous       Initiating          NeoSan
                                                              System/Pain           early
                                                                                development(2)

Brethine.............................   Vial-injection      Central Nervous      Stability(1)         NeoSan
                                                             System/Asthma

Brethine L.A. .......................       ProCore         Central Nervous       Phase I(2)          NeoSan
                                                             System/Asthma

6-Omeprazole.........................       ProMelt         Gastrointestinal      Prototype           NeoSan
                                                                                development(2)

Fexofenadine/pseudoephedrine 24
  hour...............................       ProSlo          Central Nervous       Phase III          Customer
                                                             System/Allergy     manufacturing    (under contract)
                                                                                   scale-up

---------------
(1) These products are undergoing stability testing. Under FDA regulations, we believe that approval of these products will not require any clinical studies.

(2) We plan to file for FDA approval pursuant to a 505(b)(2) application, a description of which is contained in "-- Government Regulation -- The Drug Development Regulatory Process -- Referencing and Relying on New Drug Applications."

     In addition to the line extensions to our acquired products discussed above in " -- NeoSan Pharmaceuticals-- Our Product Sales Business," we are developing the following products.

AzaSan. We are developing three line extensions to our current 50 milligram azathioprine tablet product: 25 milligram, 75 milligram and 100 milligram tablets. Azathioprine is an immunosuppression agent used in the prevention of organ rejection in kidney transplants and for the management of severe, active rheumatoid arthritis unresponsive to rest, aspirin or other nonsteroidal anti-inflammatory drugs, or NSAIDs. These azathioprine products are generic forms of Imuran, a branded product sold by Prometheus Laboratories, Inc., and will be sold by us as branded products under our AzaSan trademark. Our 50 milligram azathioprine tablet product was developed by us and launched in 1999, with sales to Geneva Pharmaceuticals, a division of Novartis, for resale into the marketplace. We are currently in the process of assuming direct promotion and sales of our 50 milligram product, and intend to sell the three line extensions directly, once approved by the FDA.

     On August 31, 2001, we filed an Abbreviated New Drug Application with the FDA for the 25 milligram azathioprine tablet, and on January 29, 2002, we filed Abbreviated New Drug Applications for the 75 milligram and 100 milligram tablets. These line extension products are intended to provide better patient compliance and convenience to the patients, as patients typically begin treatment with 25 milligram dosages of azathioprine and move up over time in dosages to 150 to 200 milligrams per day, and greater flexibility to the prescribing physician to tailor the dose for the patient.

     Based on Scott-Levin data, total U.S. sales for azathioprine were approximately $82 million in 2001.

Imidapril. We are developing an imidapril tablet for sale in the United States. Imidapril is an angiotensin converting enzyme (ACE)-inhibitor for the treatment of cardiovascular disease. It has been sold in Japan since 1993 by Tanabe Seiyaku Co., Ltd. under the name Tanatril for the treatment of hypertension, or high blood pressure. In addition, Tanabe has recently obtained approval in Japan to market Tanatril for the treatment of kidney disease associated with Type I insulin dependent diabetes mellitus. We licensed the U.S. rights to this product from Tanabe in January 2002.

     Imidapril is also approved for sale in Europe for hypertension. We are presently reviewing the European dossier used by Tanabe to obtain approval for sale of imidapril in Europe as a basis for our regulatory filings with the FDA for approval to sell imidapril in the United States. Upon completion of our review, we anticipate meeting with the FDA in the second quarter of 2002 to review the findings and propose a program for the development and registration of the product in the United States.

     Based on Scott-Levin data, total U.S. sales for ACE inhibitors were $4.78 billion in 2001.

ProSorb-D. ProSorb-D is a softgel capsule that combines diclofenac, a proven pain medication, with our ProSorb rapid-absorption technology. We are developing this product for the management of pain and have recently begun Phase III clinical trials. We have enrolled the first group of patients in our Phase III studies and expect the Phase III clinical trials to be completed by the end of 2002, with the filing of a New Drug Application, or NDA, with the FDA in early 2003.

     Our completed Phase II clinical studies involving ProSorb-D examined the reduction of pain in approximately 75 patients given either a single dose of ProSorb-D, a single dose of Cataflam, which is an established diclofenac branded product marketed by Novartis, or a placebo after the removal of three or more impacted third molars. The results of the study indicated that 50% of the subjects taking ProSorb-D reported the onset of meaningful analgesic activity, or pain relief, within 18 minutes, with a median duration of 302 minutes. By comparison, 50% of those taking Cataflam reported an onset of meaningful analgesic activity within 38 minutes, with a median duration of 272 minutes. After six hours from the time of molar removal, 72% of the patients given ProSorb-D rated the medication as a very good or excellent pain reliever, while only 45% of the subjects rated Cataflam with this mark.

     In accordance with FDA requirements agreed upon at a pre-Phase III meeting in 2001, our Phase III clinical studies will use two different pain models: post-operative dental pain and knee pain. In each model we are conducting two identical Phase III trials using separate groups of clinical investigators. The dental pain studies will evaluate the safety and efficacy of a single dose of ProSorb-D in the treatment of post-operative dental pain. We plan to study over 400 patients with full enrollment anticipated by the end of the second quarter 2002. The studies of knee pain will evaluate the safety and efficacy of ProSorb-D in the treatment of arthroscopic knee surgery pain. We plan to study over 300 patients. These clinical trials have only recently begun enrollment, with full enrollment anticipated by the end of the third quarter 2002.

     We also will undertake Phase III studies to evaluate the safety and efficacy of diclofenac potassium softgel capsules to treat orthodontic discomfort in patients eight to 16 years of age and conduct a food-effects study to evaluate the drug's interaction in healthy patients with and without food in their stomachs.

6-Omeprazole. We acquired the exclusive U.S. rights to the ProMelt technology in 2001 from Tanabe Seiyaku Co. Ltd. We are using this technology with an isomer of omeprazole patented by us to develop a convenient quick-dissolving tablet for the treatment of ulcers, heartburn and symptoms associated with gastroesophogeal reflux disease. The ProMelt technology allows specially coated fine particles of omeprazole in a tablet dosage form to rapidly disintegrate in the mouth. Our patented isomer of omeprazole is potentially more stable than existing omeprazole products.

     Our licensing partner developed the initial prototype formulations. We are in the process of transferring the prototype technology to our manufacturing site and conducting other manufacturing scale-up activities to support a pilot "pharmacokinetic bioequivalence" study later this year. We intend to market this product under our own brand name.

     Based on Scott-Levin data, total U.S. sales for proton pump inhibitors were approximately $8.9 billion in 2001.

Fexofenadine/pseudoephedrine. In 2000, we acquired exclusive U.S. rights to use the patented ProSlo technology for the development of certain agreed upon products from Osmotica Corporation, a drug-delivery company based in Argentina. The ProSlo technology allows for the immediate release of one active ingredient and a controlled release of a second active ingredient. Using this technology, we are developing a product that combines an immediate release of fexofenadine with a controlled release of pseudoephedrine. This new product will only require one dose per day as opposed to the currently approved product, which requires two doses per day. The currently approved product is indicated for the relief of symptoms associated with seasonal allergic rhinitis in adults and children age 12 and older.

     We have completed a prototype formulation of this product and have successfully conducted pharmacokinetic studies using the prototype formulation. We are in the process of assisting our client in the scale-up of the manufacturing process at its manufacturing facility. Pivotal batches of this product will be manufactured at our client's facility, and we expect to place the manufactured product on stability studies in the second quarter of 2002. The pivotal batches will also be used for a clinical study comparing the pharmacokinetic effect of this product with fed and fasted persons. We do not believe that the FDA will require any additional clinical trials.

     We have licensed the rights to this fexofenadine/pseudoephedrine product to a client for milestones and royalty payments. Based on Scott-Levin data, total U.S. sales for oral antihistamines were approximately $4.4 billion in 2001.

Other Product Candidates. In addition to the specifically identified products named in the chart above, we have targeted and will target additional products to develop. As we continue our product development activities and evaluate our interim results and other information, we may decide to change the scope and direction of any of our development programs and projects and we may change how we allocate our research and development spending to pursue more promising product candidates. Moreover, we may not be able to successfully develop, commercialize or license any of the products discussed in this prospectus.

AAI INTERNATIONAL -- OUR FEE-FOR-SERVICE BUSINESS

     AAI International offers a comprehensive range of pharmaceutical product development services to our customers on a worldwide basis. These services include formulation development, analytical, bioanalytical and stability testing services, production scale-up, human clinical trials, regulatory consulting, and manufacturing. These services generally are provided on a fee-for-service basis. Net revenues for AAI International were $93.2 million in 2001 and $87.0 million in 2000.

     Until our transition to a specialty pharmaceutical company, this fee-for-service business was the core of our operations. AAI International provides its services, both individually and in an integrated fashion, to

     - our customers, to help them develop, control, and improve their drug products;

     - NeoSan, to improve its acquired drug products; and

     - aaiResearch, to assist in its development of drugs and drug-delivery technologies and product life cycle management activities.

     We have a strong base of resources, expertise and ideas that allows us to develop and improve drug products and carry out product life cycle management activities both for our customers and ourselves. AAI International provides analytical, clinical and manufacturing services and expertise to our other business units, which do not have independent operations in these areas.

     We focus on our customers' individual needs when marketing our services, often placing our technical personnel with our clients' development teams to participate in planning meetings for the development or improvement of a product. We assign our sales and technical personnel as contacts for our larger clients, understanding that technical personnel may be better able to identify the full scope of our client's needs and suggest innovative approaches. Additionally, we host several technical seminars each year to help our customers stay abreast of the latest developments in their industries.

     Our third-party product development contracts typically provide for upfront fees and milestone payments. The commercialization of the products on which AAI International works is the responsibility of our client. We typically provide signed service estimates estimating fees for specified services. During our performance of a project, clients often adjust the scope of services to be provided by us, at which time the amount of fees is adjusted accordingly. Generally, AAI International's fee-for-service contracts are terminable by the client upon notice of 30 days or less. Although the contracts typically permit payment of certain fees for winding down a project, the loss of a large contract or the loss of multiple contracts could adversely affect our future revenue and profitability in our research revenues business. Contracts may be terminated for a variety of reasons, including the client's decision to stop a particular study, the failure of product prototypes to satisfy safety requirements, and unexpected or undesired results of product testing.

     Since our founding in 1979, we have contributed to the submission, approval or continued marketing of many client products, encompassing a wide range of therapeutic categories and technologies. We believe that our ability to offer an extensive portfolio of high quality drug development and support services enables us to effectively compete as pharmaceutical and biotechnology companies look for a mixture of standalone and integrated drug development solutions that offer cost-effective results on an accelerated basis. AAI International's core services are organized internally along pharmaceutical, analytical, biopharmaceutical, clinical and regulatory affairs lines to best address the product life cycle issues challenging a client.

     Pharmaceutical Services

     AAI International provides a variety of pharmaceutical services to its customers, including drug formulation development, niche manufacturing, and storage and distribution of clinical trial supplies. The services are organized to help clients from the pre-clinical to post-marketing stages.

Formulation Development Services. AAI International provides integrated formulation development services for its customers' pharmaceutical products, by which it takes a compound and works to develop a safe and stable product with desired characteristics. We believe that AAI International's formulation expertise and significant analytical capabilities enable it to provide an efficient development program, with a dedicated project team tracking the product through all stages of formulation development. AAI International provides formulation development services during each phase of the drug development process, from new compounds to modifications of existing products. AAI International's formulation development projects may support a small segment of critical development activities for a short duration or may last for several years, ranging from early formulation development to a validated, production-scale, commercial product.

     AAI International's formulation development group's expertise spans a broad spectrum of therapeutic classes. It works with clients, and its own product development personnel in the course of proprietary work, to develop products with desired characteristics, including dosage form, strength, release rate, absorption properties, stability and appearance. AAI International has developed significant product and process capabilities that enhance its ability to efficiently solve the complex problems that arise in developing

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formulations with targeted characteristics and has developed a range of proprietary product technologies that enhance its ability to efficiently achieve desired results in product design and development.

     In providing formulation services, AAI International works closely with clients to design and conduct feasibility studies to chart the potential of formulating a drug using a combination of active drug ingredients and inert materials called excipients. Using experimental designs, initial prototype formulations are prepared to identify potential problems in stability, bioavailability and manufacturing. Generally, formulation development is an iterative process, with numerous formulations being modified as problems are encountered or to provide our clients with viable options.

     We believe that AAI International's experience and expertise in formulation development, as well as certain proprietary technologies, permit it to design efficient protocols for identifying and enhancing formulation prototypes with the greatest potential. Upon selection of the final product prototypes, AAI International develops protocols to scale the product batch size from development stage (e.g., hundreds or thousands of units) to clinical scale (e.g., thousands or millions of units). During the clinical phase, AAI International refines the formulation in response to clinical, bioanalytical and stability data. The manufacturing scale-up process involves identifying and resolving manufacturing problems to facilitate an efficient transfer to the full-scale production equipment of AAI International's clients. Throughout the development process, AAI International develops and validates the analytical methods necessary to test the product to establish and confirm product specifications.

     In addition to new drug development, AAI International's formulations team provides product modification and line extension services to clients through product life cycle management contracts it enters into by us, generally for marketed products facing patent expiration or that can benefit from formulation improvements. Modifications of existing products offer clients an opportunity to improve product characteristics, increasing product market viability. Improved product characteristics include enhancement of stability, absorption profiles (e.g., quick, controlled or sustained release), taste, and appearance. Product line extensions may include new dosage forms, such as solids, liquids and chewables, as well as new dosage strengths. Product modifications and line extensions offer clients the opportunity to target new patient sub-populations and improve patient acceptance of the product. AAI International's product optimization services also cover investigation of impurities, contaminants and degradation, the updating of mature products to meet current regulatory standards and laboratory validation services.

Manufacture of Clinical Trial Supplies. AAI International manufactures clinical trials materials for Phase I through IV drug-product clinical trials. It has expertise in manufacturing tablets, capsules, sachets, liquids and suspensions, creams, gels, lotions and ointments. We believe that outsourcing of clinical supply manufacturing is particularly attractive to pharmaceutical companies that maintain large, commercial-quantity, batch facilities, where clinical supply manufacturing would divert resources from revenue-producing manufacturing. AAI International has a dedicated 25,000 square foot facility in Wilmington, North Carolina and another facility in Neu-Ulm, Germany to distribute and track clinical trial materials used in clinical studies, with the capacity for controlled substance storage and handling. In addition, AAI International provides its clients with assistance in scaling up production of clinical supply quantities to commercial quantity manufacturing.

     Analytical Services

     AAI International provides a wide variety of analytical services, as well as services pertaining to method development and validation, drug product and active pharmaceutical ingredient characterization and control, microbiological support, stability storage and studies, and technical support and problem solving with respect to pharmaceuticals. In support of the drug development and compliance programs of its customers, AAI International offers laboratory services to characterize and measure drug components and impurities. We have more than two decades' of experience in providing analytical testing services dedicated exclusively to the drug industry and have developed the scientific expertise, technologically advanced equipment, and broad range of scientific methods to accurately and quickly analyze almost any compound or product.

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Method Development and Validation.  AAI International develops and validates methods used in a broad range of laboratory testing necessary to determine physical or chemical characteristics of compounds. Over the last 20 years, we have developed over ten thousand methods on behalf of clients to be applied to all types of dosage forms and drug substances. Analytical methods are developed to demonstrate potency, purity, stability, or other physical or chemical attributes. These methods are validated to ensure the data generated by these methods are accurate, precise, reproducible and reliable, and are used throughout the drug development process and in product support testing.

Product Characterization. AAI International has the expertise and instruments required to identify and characterize a broad range of chemical entities. Characterization analysis identifies the chemical composition, structure, and physical properties of a compound, and characterization data forms a significant portion of an application to seek regulatory approval to market a new or modified drug. AAI International uses numerous techniques to characterize a compound, including spectroscopy, chromatographic analyses and other physical chemistry techniques. Additionally, it uses such information for control testing to be performed throughout development and marketing to confirm consistent drug composition. Once appropriate test methods are developed and validated, and appropriate reference standards are characterized and certified, AAI International can assist clients by routinely testing compounds for clinical and commercial use.

Raw Materials and Product Release Testing. AAI International offers testing required by the FDA and other regulatory agencies to confirm that raw materials used in production of finished drug products, and the resulting finished products themselves, are consistent with established specifications. Due to the incorporation of "just-in-time" inventory control systems in client production schedules, release testing for both raw materials and the finished products often cannot be scheduled by clients in advance, yet must be performed immediately. AAI International believes that its internal scheduling systems, analytical laboratory expertise and systems for prompt testing provide it with a competitive advantage in providing both raw material and batch release testing. AAI International believes that this service enhances its clients' confidence in adopting cost-saving "just-in-time" inventory control systems.

Microbiological Testing. Microbiological testing is an essential indicator to ensure that a drug product, whether raw material or finished product, does not contain harmful microorganisms. AAI International performs sterility testing to ensure the absence of microorganisms from injection products. AAI International has significant experience conducting various microbial tests to identify and quantify micro-organisms that may be present, including limulus amebocyte lysate testing, which measures endotoxins (toxic byproducts of micro-organisms) and particulate matter testing, which determines the presence of foreign matter in injectable drug products. In addition, it performs tests to determine the effectiveness of antibiotics against microorganisms and the minimum levels of preservatives necessary in product formulations to ensure that they remain resistant to bacteria throughout their shelf life.

     AAI International also assists clients with environmental monitoring, including water and air systems testing, using an automated biochemical system to identify microorganisms that are present and determine whether such systems are within applicable microbial limits. It also assists clients in validating their environmental control systems to ensure compliance with the FDA's current Good Manufacturing Practice regulations.

Stability Studies. AAI International provides stability testing and secure storage facilities necessary to establish and confirm product purity, potency and other shelf-life characteristics. Stability testing is required at all phases of product development, from dosage form development through commercial production, to confirm the shelf life of each manufactured batch. AAI International maintains technologically advanced climate-controlled facilities in the United States and Germany to determine the impact of a range of storage conditions on product integrity. FDA regulations and the regulations of European regulatory authorities require that samples of clinical and commercial products placed in stability chambers be analyzed in a timely fashion after scheduled "pull points" occur, based on the date of manufacture.

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     Biopharmaceutical Services

     AAI International integrates a Phase I clinical study capability with strong bioanalytical and biotechnology expertise to provide biopharmaceutical services to its customers. The analysis of drugs, metabolites and endogenous compounds in biological samples is a core service of AAI International.

Phase I Clinical Services. AAI International has a 48-bed Phase I clinical trial facility located in Research Triangle Park, North Carolina, and a 76-bed facility in Neu-Ulm, Germany for conducting certain Phase I clinical trials. In Phase I clinical trials, drugs are administered to human volunteers pursuant to protocols approved by institutional review boards and blood samples are taken at the times prescribed in the study protocols for subsequent bioanalytical testing of the plasma samples.

Bioanalytical Testing. AAI International offers bioanalytical testing services to support bioequivalence studies and Phase I through IV clinical trials for its clients' pharmaceutical product development needs, analyzing plasma samples to characterize the metabolized forms of the drug and determine the rate of absorption. Bioanalytical studies of new drugs often present challenging and complex issues, with products being metabolized into multiple active and inactive forms, each of which must be measured. AAI International works with its clients to develop and validate analytical methods to permit detection and measurement of the various components to trace levels.

Biotechnology Analysis and Synthesis. Although the types of analytical investigations of biotechnology products are similar to those required for more traditional pharmaceutical products, the complex molecular structure of many biotechnology products require different technology and expertise. AAI International provides a broad array of biotechnology services, including both analytical and biological testing and method development and validation. AAI International's breadth of services allows it to rapidly deduce and characterize the complex structure of the biotechnology product and measure the molecule or its metabolites in human blood plasma to support clinical trial evaluation. It has expertise in a broad spectrum of biochemical and immunochemical methods for characterization and analysis of biotechnology drugs. These methods include amino acid sequencing, amino acid analysis, peptide mapping, carbohydrate and lipid analysis and electrophoresis. AAI International also has expertise in developing chromatographic methods that precisely evaluate the purity and stability of biotechnology products. This breadth and diversity of analytical skills and technologies enable AAI International to assist its clients from early product development through the investigational new drug application and product license application stages and commercial production.

     Phase I to IV Clinical Services

     In the late 1990's, we expanded our Phase I clinical trial capabilities and added the ability to conduct and monitor Phase II to IV clinical studies and multi-center trials focused in niche therapeutic classes, including hepatic disease, chemotherapeutics and hormone replacement therapy.

     AAI International can provide a broad range of Phase I through IV clinical services to customers in the pharmaceutical, biotechnology and medical device industries for assistance in the drug development and regulatory approval process in North America. The clinical services include clinical trial management and monitoring, site selection, medical affairs (including safety surveillance and serious adverse event management), data management and statistics, with the core services focused on clinical monitoring and data management.

     Regulatory and Other Consulting Services

     AAI International provides consulting services with respect to regulatory affairs, quality compliance, and process validations. It assists in the preparation of regulatory submissions for drugs, devices and biologics, audits a client's vendors and client operations, conducts seminars, provides training courses, and advises clients on applicable regulatory requirements. AAI International also assists clients in designing development programs for new or existing drugs intended to be marketed in the United States and Europe.

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     At a client's request, AAI International will review client-prepared submissions, draft and assemble regulatory submission packages, and attend FDA meetings with clients. AAI International assists clients in preparation for FDA inspections and in correcting any deficiencies noted in FDA inspections. In preparation for an FDA inspection, AAI International's regulatory affairs specialists conduct mock inspections to anticipate FDA observations and advise clients of appropriate remedial actions.

     AAI International also audits manufacturers of active and excipient ingredients used in the drug product, as well as packaging components, on behalf of clients to ensure that the manufacturers' facilities are in compliance with GMP regulations. Such audits generally include review of the vendor's drug master files, analysis of written standard operating procedures, or SOPs, review of production records, and observation of operations to ensure that written SOPs are being followed. Audit reports include recommendations to address any deficiencies. In addition, AAI International advises clients on validation issues concerning their systems and processes and audits client facilities to assist them in validating their processes and their cleaning, water and air handling systems.

     AAI International organizes and conducts seminars worldwide on a number of topical industry issues. AAI International also leverages its in-house laboratory training programs by providing training to clients' employees.

INFORMATION TECHNOLOGY

     We have made significant investments in information technology. Our customized data management system connects analytical instruments with multiple software architectures permitting automated data capture. We believe that information technology will enable us to expedite the development process by designing innovative services for individual client needs, providing project execution, monitoring and control capabilities that exceed a client's internal capabilities, streamlining and enhancing data presentation to the FDA and enhancing our own internal operational productivity while maintaining quality.

     We are continuing the implementation of an enterprise wide financial and operational integrated management information system, including significant systems licensed from SAP, which began in 1998. Initial financial components became operational at year-end 1998, and other operational management systems followed later in 1999 and 2000. We continue to implement these systems company wide.

CUSTOMERS

     Historically, our primary customers have been large and small pharmaceutical and biotechnology companies serviced by aaiResearch and AAI International. Significant research and development projects have a defined cycle, and accordingly the composition of our customer group in these areas of our business changes from year to year. In addition, because of the project nature of engagements in these segments of our business, we may have a concentration of business among some large customers in one period that we would not expect to continue into subsequent periods. We have experienced concentration in our business in the past, and we do not believe that this is unusual for companies in the same markets as aaiResearch and AAI International. During 2000 and 2001, net revenues from several product development agreements with AstraZeneca and its affiliates accounted for approximately 15% of our consolidated net revenues in each year. We cannot assure you that net revenues from our agreements with AstraZeneca and its affiliates will continue at this level in the future.

     NeoSan's customers are primarily large well-established medical wholesalers and distributors. We anticipate that as NeoSan's business expands as a result of the addition of our acquired product lines, some of these wholesalers and distributors may become significant customers accounting for 10% or more of our consolidated net revenues. Correspondingly, we do not believe that revenues from any large pharmaceutical company or other customer of aaiResearch or AAI International is likely to exceed 10% of our consolidated net revenues in future years.

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BACKLOG

     Backlog consists of anticipated net revenues from signed service estimates and other fee-for-service contracts that have not been completed and provide for a readily ascertainable price. Once contracted work begins, net revenues are recognized as the service is performed. Occasionally, but infrequently, we begin work for a client before a contract is signed. Accordingly, backlog does not include anticipated net revenues for which we have begun work but for which we do not have a signed service estimate, or for any variable-priced contracts. In addition, during the course of a project, the client may substantially adjust the requested scope of services and corresponding adjustments are made to the price of services under the contract.

     We believe that our backlog as of any date is not a meaningful predictor of future results because the backlog can be affected by a number of factors, including variable size and duration of contracts and adjustments in the scope of a contracted project as interim results become available. Additionally, fee-for-service contracts generally are subject to termination by clients upon 30 days notice or less. Moreover, the scope of a contract can change over the course of a project. At December 31, 2001 and 2000, backlog was approximately $66 million and $91.4 million, respectively. Of the 2001 amount, approximately $17.7 million is not expected to be filled within year 2002.

COMPETITION

     We compete with companies and organizations in multiple segments of the pharmaceutical industry. The branded drug products of our NeoSan business unit are subject to competition from the branded and generic products of other pharmaceutical companies, ranging from other small specialty pharmaceutical companies to the large pharmaceutical companies who are among the customers of the fee-for-service business of AAI International.

     The main competition for M.V.I.-12 is Infuvite Adult, which is marketed by Baxter Healthcare Corporation. The main competition of M.V.I.-Pediatric is Infuvite Pediatric, which also is marketed by Baxter Healthcare Corporation. Aquasol A is the only injectable Vitamin A product on the market. Aquasol E competes with various other vitamin E products. If approved by the FDA, the main competition of Aquasol D is expected to be Calcijex and Zemplar, marketed by Abbott Laboratories, and Hectorol, marketed by Bone Care International, Inc. Aquasol D has been submitted for approval by the FDA as a generic substitute for Calcijex, although Aquasol D will be packaged in a vial, rather than an ampoule, form. Brethine competes in the market for the treatment of asthma and related bronchial ailments, which is a market led by Volmax, Proventil, and branded and generic forms of albuterol sulfate.

     Darvon and Darvocet compete primarily in the broad pain management market, especially with products indicated for the management of mild to moderate pain. Competitive products indicated for the management of mild to moderate pain include Ultram and other non-steroidal anti-inflammatory drugs such as ibuprofen. Additionally, major promotional efforts in the U.S. pain management market today involve a relatively new class of drugs, the cyclo-oxygenase 2, or the COX-2 enzyme, inhibitors. They are designed to work as effectively as Darvon and Darvocet and NSAIDs, but without side effects such as ulcers and gastrointestinal bleeding. These new COX-2 inhibitors are more selective than traditional NSAIDS. The non-selective inhibition of both COX-1 and COX-2 enzymes in other NSAIDs is responsible for the toxicities and side effects.

     The Darvon and Darvocet product lines no longer have patent exclusivity. While precise data on generic substitution for these products is not available, we believe a vast majority of the prescriptions written for Darvon and Darvocet are filled with generic products. These generic substitutes are sold at significantly lower prices, without the research, development and approval costs associated with the branded Darvon and Darvocet products. Two of the world's largest manufacturers of generic products, Teva Pharmaceutical Industries Ltd. and Mylan Laboratories Inc., sell propoxyphene generic substitutes to Darvon and Darvocet.

     Sellers of generic products typically do not bear the related research and development costs associated with branded products and, thus, are able to offer their products at considerably lower prices. There are, however, a number of factors that enable branded products to remain profitable once patent protection has

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ceased. These include the establishment of a strong brand image with the prescriber or the consumer, supported by the development of improved products and line extensions to differentiate the branded products from the generic competition.

     Our AAI International and aaiResearch businesses compete primarily with in-house research, development, quality control, and other support service departments of pharmaceutical and biotechnology companies, as well as university research laboratories and other contract research organizations. In addition, we believe that although there are numerous fee-for-service competitors in our industry, there are few competitors that offer the depth or breadth of scientific capabilities that we provide. Some of our competitors, however, may have significantly greater resources than we do. Competitive factors generally include reliability, turn-around time, reputation for innovative and quality science, capacity to perform numerous required services, financial viability, and price. We believe that we compete favorably in each of these areas.

GOVERNMENT REGULATION

     The services that we perform and the pharmaceutical products that we develop and manufacture are subject to various rigorous regulatory requirements designed to ensure the safety, effectiveness, quality and integrity of pharmaceutical products, primarily under the Federal Food, Drug, and Cosmetic Act, including current Good Manufacturing Practice regulations. These regulations are commonly referred to as the cGMP regulations and are administered by the FDA in accordance with current industry standards. Our services and development efforts performed outside the U.S. and products intended to be sold outside the U.S. are also subject to additional foreign regulatory requirements and government agencies.

     U.S. laws and regulations apply to all phases of the development, manufacturing, testing, promotion and distribution of drugs, including with respect to our personnel, record keeping, facilities, equipment, control of materials, processes, laboratories, packaging, labeling, storage, pricing and advertising. If we fail to comply with these laws and regulations, our drugs, drug improvements, and product line extensions will not be approved by the FDA, the data we collect may not be acceptable to the FDA, and we may not be permitted to market our products. Additionally, we could be subject to significant monetary fines, recalls and seizures of products, closing of our facilities, revocation of drug approvals previously granted to us, and criminal prosecution. Any of these regulatory actions could materially and adversely affect our business, financial condition and results of operations.

     To help assure our compliance with applicable laws and regulations, we have quality assurance controls in place at our facilities and we use FDA regulations and guidelines, as well as applicable international standards, as a basis for our standard operating procedures. We regularly audit test data and inspect our facilities and procedures. In addition, our facilities are inspected from time to time by the FDA. We also have in place a system for monitoring product-related complaints that we receive with respect to our products. Despite our efforts, however, the rigorous nature and extensive scope of the applicable regulatory requirements mean that the risk of regulatory citation or action by the FDA cannot be completely eliminated. In the event of any such citation or action of a material nature, the resulting restrictions on our business could materially and adversely affect our business, financial condition and operating results.

     All of our drugs must be manufactured in conformity with the FDA's cGMP regulations, and drug products subject to an approved FDA-application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the application. Additionally, modifications, enhancements, or changes in manufacturing sites of approved products are in many circumstances subject to FDA inspections and approvals that we may not be able to obtain and that may be subject to a lengthy application process. Our facilities, including the facilities used in our fee-for-service business, and those of our third-party manufacturers are periodically subject to inspection by the FDA and other governmental agencies, and operations at these facilities could be interrupted or halted for lengthy periods of time if such inspections prove unsatisfactory.

     Failure to comply with FDA or other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA's review of our drug approval applications, termination of ongoing
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research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although we have instituted internal compliance programs, if these programs do not meet regulatory agency standards or if compliance is deemed deficient in any significant way, it could have a material adverse effect on us. Most of our vendors are subject to similar regulations and periodic inspections.

     Some of our development and testing activities (which will include the manufacture, development and testing of the Darvon and Darvocet products) are subject to the Controlled Substances Act, administered by the Drug Enforcement Administration, or the DEA, which strictly regulates all narcotic and habit-forming substances. We maintain separate, restricted-access facilities and heightened control procedures for projects involving such substances due to the level of security and other controls required by the DEA.

     Additionally, our business involves the controlled storage, use and disposal of hazardous materials and biological hazardous materials. We are subject to numerous federal, state, local and foreign environmental regulations governing the use, storage, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply in all material respects with the standards prescribed by law and regulation in each of our locations, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. We maintain liability insurance for some environmental risks that our management believes to be appropriate and in accordance with industry practice. However, we may not be able to maintain this insurance in the future on acceptable terms. In the event of an accident, we could be held liable for damages that are in excess or outside of the scope of our insurance coverage or that deplete all or a significant portion of our resources.

     We are also governed by federal, state and local laws of general applicability, such as laws regulating intellectual property, including patents and trademarks, working conditions, equal employment opportunity, and environmental protection.

     In connection with our activities outside the U.S., we also are subject to foreign regulatory requirements governing the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical products, which requirements vary from country to country. Whether or not FDA approval has been obtained for a product, approval by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. For example, some of our foreign operations are subject to regulations by the European Medicines Evaluations Agency and the U.K. Medicines Control Agency. The approval process may be more or less rigorous from country to country, and the time required for approval may be longer or shorter than that required in the U.S. No assurance can be given that clinical studies conducted outside of any country will be accepted by that particular country, and the approval of a pharmaceutical product in one country does not assure that the product will be approved in another country. In addition, regulatory agency approval of pricing is required in many countries and may be required for the marketing in those countries of any drug that we develop.

     The Drug Development Regulatory Process

     New Drug Approval Process. FDA approval is required before any new drug can be marketed and sold in the U.S. This approval is obtained through the new drug application process, which involves the submission to the FDA of complete pre-clinical data about new compounds and their characteristics and then clinical data obtained from studies in humans showing the safety and effectiveness of the drug for the proposed therapeutic use.

     Before introducing a new drug into humans, stringent government requirements for pre-clinical data must be satisfied. The pre-clinical data is obtained from laboratory studies, and tests performed on animals, which are submitted to the FDA in an investigational new drug application, or an IND. The pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials of the new drug in humans. Pursuant to the IND, the new drug is tested in humans for safety, adverse effects, dosage, tolerance absorption, metabolism, excretion and other elements of clinical pharmacology, and for effectiveness for the proposed therapeutic use.

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     Clinical trials typically are conducted in three sequential phases, although the phases may overlap. The process of completing clinical trials for a new drug may take several years and require the expenditure of substantial operational and financial resources.

     - Phase I clinical trials frequently begin with the initial introduction of the compound into healthy humans and test primarily for safety.

     - Phase II clinical trials typically involve a small sample of the intended patient population to assess the efficacy of the compound for a specific indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

     - Phase III clinical trials are undertaken to further evaluate clinical safety and efficacy in a much larger patient population at different study sites to determine the overall risk-benefit ratio of the drug and provide an adequate basis for product labeling.

     Each clinical trial is conducted in accordance with rules, or protocols, that are developed to detail the objectives of the study, including methods to monitor safety and efficacy and the precise criteria to be evaluated. These protocols must be submitted to the FDA as part of the IND. In some cases, the FDA allows a company to rely on data developed in foreign countries, or previously published data, which eliminates the need to independently repeat some or all of the studies.

     Once sufficient data have been developed pursuant to the IND, the new drug application, or NDA, is submitted to the FDA to request approval to market the new drug. Preparing an NDA involves substantial data collection, verification and analysis, and expense, and there is no assurance that FDA approval of an NDA can be obtained on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA will deny an NDA if the regulatory criteria are not satisfied or, alternatively, may require additional testing or information before approving an NDA.

Referencing and Relying on New Drug Applications. With respect to the branded pharmaceutical products that we acquire, we are often able to reference the original NDA that we acquired along with the marketing rights to the products. As a result, when improving these products or developing product line extensions, we are permitted to file a supplemental new drug application, or a separate new drug application, that directly references all of the data in the original NDA. The ability to reference data in an NDA may allow us to shorten our development process for improvements and line extensions. For example, we may be able to begin the development process with Phase III or late-stage Phase II clinical trials, or begin with Phase I trials but with less extensive, less time-consuming, and less costly Phase II and Phase III testing, with respect to any new products that we may select to develop.

     The FDA also permits us to submit NDAs that rely on NDAs that we do not own and are not authorized to reference directly, or on other data, such as published scientific studies. These so-called "505(b)(2) applications" may, in certain cases, permit us to meet NDA approval requirements with less original scientific data than would normally be required. As with supplements and NDAs that directly reference original NDAs, 505(b)(2) applications may allow us to begin drug development in a later phase, or to reduce the time and expense involved in any particular phase, for any new products we select to develop. Applications under 505(b)(2) are subject to certain patent and non-patent exclusivity rights applicable to the NDAs on which they rely, if such rights remain in effect when such applications are submitted. If we are unable to proceed with anticipated 505(b)(2) applications for several of the products that we are developing, our FDA approval costs will increase.

Abbreviated New Drug Application Process for Generic Products. A generic drug contains the same active ingredient as a specified brand name drug and usually can be substituted for the brand name drug by the pharmacist. FDA approval is required before a generic drug can be marketed. Approval of a generic drug is obtained through the filing of an abbreviated new drug application, or an ANDA. Submission and approval of an ANDA is subject to certain patent and non-patent exclusivity rights applicable to the brand name drug, if such rights remain in effect when the ANDA is submitted. When processing an ANDA, the FDA waives the requirement of conducting full clinical studies, although it normally requires bioequivalence studies.
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Bioavailability relates to the rate and extent of absorption and levels of concentration of a drug active ingredient in the blood stream needed to produce a therapeutic effect. Bioequivalence compares the bioavailability of one drug with another that contains the same active ingredient, and when established, indicates that the rate and extent of absorption and levels of concentration of a generic drug in the body are the same as the previously approved brand name drug. An ANDA may be submitted for a drug on the basis that it is the equivalent to a previously approved drug or, in the case of a new dosage form or other close variant, is suitable for use under the conditions specified.

     The timing of final FDA approval of ANDAs depends on a variety of factors, including whether the applicant challenges any listed patents for the brand name drug and whether the brand-name manufacturer is entitled to one or more non-patent statutory exclusivity periods, during which the FDA is prohibited from accepting or approving applications for generic drugs.

     The FDA may impose debarment and other penalties on individuals and companies that commit certain illegal acts relating to the generic drug approval process. In some situations, the FDA is required not to accept or review ANDAs for a period of time from a company or an individual that has committed certain violations. The FDA may temporarily deny approval of ANDAs during the investigation of certain violations that could lead to debarment and also, in more limited circumstances, suspend the marketing of approved generic drugs by the affected company. The FDA also may impose civil penalties and withdraw previously approved ANDAs. Neither we nor any of our employees have ever been the subject of debarment procedures.

Manufacturing Requirements. Before approving a drug, the FDA also requires that our procedures and operations conform to the cGMP regulations. We must follow the cGMP regulations at all times during the manufacture of our products. To help insure compliance with the cGMP regulations, we must continue to spend time, money and effort in the areas of production and quality control to ensure full technical compliance. If the FDA believes a company is not in compliance with cGMP, sanctions may be imposed upon that company including: withholding new drug approvals as well as approvals for supplemental changes to existing approvals, preventing the company from receiving the necessary export licenses to export its products, and classifying the company as an unacceptable supplier and thereby disqualifying the company from selling products to federal agencies. We believe we are currently in compliance with the cGMP regulations.

Post-approval Requirements. After initial FDA approval for the marketing of a drug has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety. Also, the FDA may require post-marketing reporting to monitor the adverse effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the drug. Further, if there are any modifications to the drug, including changes in indication, manufacturing process, or manufacturing facility, an application seeking approval of the modifications must be submitted to the FDA or other regulatory authority. Additionally, the FDA regulates post-approval promotional labeling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements.

     Health Care Fraud and Abuse Laws

     Federal and state health care fraud and abuse laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include antikickback statutes and false claims statutes. The federal health care program antikickback statute makes it illegal for anyone to knowingly and willfully make or receive "kickbacks" in return for any health care item or service reimbursed under any federally financed healthcare program. This statute applies to arrangements between pharmaceutical companies and the persons to whom they market, promote, sell and distribute their products. In August 1994, the Office of the Inspector General of the Department of Health and Human Services issued a "Special Fraud Alert" describing pharmaceutical companies' activities that may violate the statute. There are a number of exemptions and safe harbors protecting certain common marketing activities from prosecution. These include exemptions or safe harbors for product discounts, payments to employees, personal services contracts, warranties, and administrative fees paid to group purchasing organizations. These exemptions and safe harbors, however, are drawn narrowly.

     Federal false claims laws prohibit any person from knowingly making a false claim to the federal government for payment. Recently, several pharmaceutical companies have been prosecuted under these laws, even though they did not submit claims to government healthcare programs. The prosecutors alleged that they were inflating drug prices they report to pricing services, which are in turn used by the government to set Medicare and Medicaid reimbursement rates. Pharmaceutical companies also have been prosecuted under these laws for allegedly providing free products to customers with the expectation that the customers would seek reimbursement under federal programs for the products.

     Additionally, the majority of states have laws similar to the federal antikickback law and false claims laws. Sanctions under these federal and state laws include monetary penalties, exclusion from reimbursement for products under government programs, criminal fines and imprisonment.

     We have internal policies and practices requiring and detailing compliance with the health care fraud and abuse laws and false claims laws. Because of the breadth of these laws and the narrowness of the safe harbors, however, it is possible that some of our business practices could be subject to challenge under one or more of these laws, which could have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES

     At December 31, 2001, we had approximately 1,200 full-time equivalent employees, of which 95 hold Ph.D. or M.D. degrees, or the foreign equivalent. We believe that our relations with our employees are good. None of our employees in the U.S. are represented by a union. German and French law provide certain representative rights to our employees in those jurisdictions.

     Our continued performance depends on our ability to attract and retain qualified professional, scientific and technical staff. The level of competition among employers for these skilled personnel is high. We believe that our employee benefit plans enhance employee morale, professional commitment and work productivity and provide an incentive for employees to remain with aaiPharma. We have experienced difficulty in attracting and retaining qualified staff in our Research Triangle Park and Natick, Massachusetts locations where competition for trained personnel is particularly strong. It is possible that as competition for these skilled employees increases at our other locations, we could experience similar problems there as well.

INTELLECTUAL PROPERTY

     Our ability to successfully commercialize new branded products or technologies is significantly enhanced by our ability to secure strong intellectual property rights -- generally patents -- covering these products and technologies. We intend to seek patent protection in the United States and selected foreign countries and to vigorously prosecute patent infringements, as we deem appropriate. We currently own 23 patents issued by the U.S. Patent and Trademark Office, and we currently have 14 patent applications filed and pending with the Patent and Trademark Office. Additionally, we have assigned or transferred an additional six of our patents to third parties for value.

     Our patents cover proprietary processes and techniques, or formulation technologies, that may be applied to both new and existing products and chemical compounds. Our patents also cover new chemical entities or compounds, pharmaceutical formulations, and methods of using certain compounds. We also seek to patent discoveries of new structures of known compounds, new physical and chemical characteristics of known compounds, and previously unknown compounds.

     We have two exclusive licenses in the U.S. and some other countries to use the patents, patent applications, and know-how associated with four pharmaceutical formulation technologies for mutually acceptable drug candidates. The ProSLO I and ProSLO II technologies are licensed from Osmotica Corporation. The other three technologies, ProLonic, ProMelt and ProSpher are licensed from Tanabe Seiyaku. Like our own formulation technologies mentioned above, these technologies may be used to develop mutually acceptable new drug products or improve the physical characteristics of mutually acceptable existing products and compounds.

     In addition to our patents, we rely upon trade secrets and unpatented proprietary know-how where we believe the public disclosures and limited patent life associated with obtaining patent protection would not be in our best strategic interest. We seek to protect these assets as permitted under state or federal law and by requiring our employees, consultants, licensees, and other companies to enter into confidentiality and nondisclosure agreements and, when appropriate, assignment of invention agreements.

     In the case of strategic partnerships or collaborative arrangements requiring the sharing of data, our policy is to disclose to our partner only such data as relevant to the partnership or arrangement during its term and so long as our partner agrees to keep that data confidential.

LEGAL PROCEEDINGS

     We are party to lawsuits and administrative proceedings incidental to the normal course of our business. We do not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on our financial condition, results of operations or cash flows. While we cannot predict the outcomes of these suits, we intend to vigorously pursue all defenses available. In cases where we have initiated an action, we intend to prosecute our claims to the full extent of our rights under the law.

     We are a party to a number of legal actions with generic drug companies. We filed three cases in the United States District Court for the Eastern District of North Carolina claiming infringement of certain of our fluoxetine hydrochloride patents. Fluoxetine hydrochoride is an active ingredient in the drug marketed by Eli Lilly as Prozac. Each of the defendants in these three actions, Dr. Reddy's Laboratories Ltd., a pharmaceutical company based in India, and its U.S. affiliate, Dr. Reddy's Laboratories, Inc. (formerly Reddy-Cheminor, Inc.), Barr Laboratories, Inc., and PAR Pharmaceuticals, Inc. sells a generic fluoxetine hydrochloride product in the United States.

     In the first action, filed in August 2001, we alleged that the defendants are infringing our fluoxetine hydrochloride Form A patent (U.S. Patent No. 6,258,853) and are seeking an injunction to prevent the sale of products that infringe this patent, as well as compensatory and punitive damages and attorney's fees. In the second case, filed in October 2001, we alleged that the defendants are infringing three additional fluoxetine patents (U.S. Patent Nos. 6,310,250, 6,310,251 and 6,313,350) and are seeking an injunction to prevent the defendants from selling infringing fluoxetine products, and monetary damages. In the third action, filed in November 2001, we have brought similar claims against the defendants regarding a fifth fluoxetine patent (U.S. Patent No. 6,316,672). In each case, the defendants have filed counterclaims alleging patent invalidity, violations of the North Carolina Unfair Trade Practices Act and tortious interference with the defendants' distribution agreements. We have denied the substantive allegations of their claims. These cases are all in the initial stages and discovery is just beginning. It is possible that the patents subject to these lawsuits will be found invalid or unenforceable.

     We are also involved in three actions centered on our omeprazole-related patents. Omeprazole is the active ingredient found in Prilosec, a drug sold by AstraZeneca. Two cases have been filed against us by Dr. Reddy's Laboratories Ltd. and Dr. Reddy's Laboratories, Inc. in the United States District Court for the Southern District of New York in July 2001 and November 2001. These plaintiffs have sought but, as of March 1, 2002 have not obtained, approval from the FDA to market a generic form of Prilosec. The plaintiffs in these cases are challenging the validity of five patents that we have obtained relating omeprazole (U.S. Patent Nos. 6,262,085, 6,262,086, 6,268,385, 6,312,712 and
6,312,723) and are seeking a declaratory judgment that their generic form of Prilosec does not infringe these patents. Additionally, they have alleged misappropriation of trade secrets, tortious interference, unfair competition and violations of the North Carolina Unfair Trade Practice Act. We have denied the substantive allegations made in these cases. Both cases are in the initial stages and discovery has not been commenced.

     The third case involving our omeprazole patents was brought in August 2001 by Andrx Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York. Andrx has received FDA

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

approval for its generic omeprazole product. However, to our knowledge, it is not currently marketing this drug in the U.S. Andrx is challenging the validity of three of our omeprazole patents (U.S. Patent Nos. 6,262,085, 6,262,086, and 6,268,385), and is also seeking a declaratory judgment that its generic omeprazole product does not infringe these patents. Furthermore, Andrx claims violations of federal and state antitrust laws with respect to the licensing of these omeprazole patents and is seeking injunctive relief and unspecified treble damages. We have denied the substantive allegations made by Andrx. This case is in the initial stages of discovery. It is possible that the patents subject to these lawsuits will be found invalid or unenforceable.

PROPERTIES

     Our principal executive offices are located in Wilmington, North Carolina, in a 73,000-square foot owned facility. Our primary U.S. facilities are located in Wilmington, North Carolina; Research Triangle Park, North Carolina; North Brunswick, New Jersey; Natick, Massachusetts; Charleston, South Carolina; and Shawnee, Kansas. These facilities provide approximately 430,000 square feet of total operational and administrative space. Our primary European facilities are located in Neu-Ulm, Germany and include approximately 112,000 square feet of operational and administrative space. This German facility is leased under a renewable lease expiring in 2008. We also have U.S. sales representatives based in California, Illinois, Maine, Massachusetts, New Jersey and North Carolina and foreign sales representatives based in Belgium, Canada, Italy, Japan, Switzerland, Germany and the U.K. We believe that our facilities are adequate for our current operations and that suitable additional space will be available when needed.

                          PRIMARY OPERATING FACILITIES

                                                       APPROXIMATE
                                                         SQUARE
LOCATION                 PRIMARY USE                     FOOTAGE     LEASED/OWNED
--------                 -----------                   -----------   ------------
Wilmington, N.C. ......  Corporate Headquarters           73,000     Owned
Wilmington, N.C. ......  Manufacturing/Warehouse/         45,200     Owned
                         Office
Wilmington, N.C. ......  Laboratory/Office                20,000     Leased; lease expires
                                                                     October 2006
Wilmington, N.C. ......  Storage for Stability             4,000     Owned
                         Studies
Wilmington, N.C. ......  Laboratory/Office                33,000     Owned
Wilmington, N.C. ......  Clinical Distribution            25,600     Leased; lease expires
                         Warehouse                                   September 2008
Chapel Hill, N.C. .....  Laboratory/Clinic                31,000     Owned
North Brunswick,         Laboratory/Office/Warehouse      74,600     Leased; lease expires
  N.J. ................                                              August 2010
Shawnee, Kansas........  Laboratory/Office/Warehouse      31,500     Leased; lease expires
                                                                     December 2005
Natick, Mass. .........  Office                           50,400     Leased; lease expires March
                                                                     2004
Charleston, S.C. ......  Sterile                          48,000     Leased; lease expires July
                         Manufacturing/Office                        2011
Neu-Ulm, Germany.......  European Headquarters/          112,400     Leased; lease expires
                         Laboratory/Clinic                           December 2008

                                   MANAGEMENT

     Our directors, executive officers and senior management personnel and certain biographical information about each of these individuals are set forth below:

                 NAME                   AGE                  POSITION
                 ----                   ---                  --------
Frederick D. Sancilio, Ph.D...........  52    Chairman of the Board, Director, and
                                              Chief Executive Officer
Philip S. Tabbiner, D.B.A.............  46    President and Chief Operating Officer
Gregory S. Bentley....................  52    Executive Vice President, General
                                              Counsel and Secretary
William L. Ginna, Jr..................  49    Executive Vice President and Chief
                                              Financial Officer
David M. Hurley.......................  42    Executive Vice President of aaiPharma
                                              and President of NeoSan
                                              Pharmaceuticals
David Johnston, Ph.D..................  51    Executive Vice President of aaiPharma
                                              and President of AAI International
George E. Van Lear, Ph.D..............  61    Executive Vice President of aaiPharma
                                              and President of aaiResearch
William H. Underwood..................  54    Executive Vice President and Director
John E. Avery.........................  73    Director
Joseph H. Gleberman...................  44    Director
Kurt M. Landgraf......................  55    Director
James G. Martin, Ph.D.................  66    Director
Richard G. Morrison, Ph.D.............  65    Director
John M. Ryan..........................  57    Director
James L. Waters.......................  76    Director

     Frederick D. Sancilio, Ph.D. has been a Director since 1979, and is currently Chairman of the Board of Directors and Chief Executive Officer of aaiPharma. Before founding aaiPharma in 1979, Dr. Sancilio's experience in the pharmaceutical industry included various positions with Burroughs-Wellcome Co., Schering-Plough Corporation, and Hoffmann-LaRoche, Inc.

     Philip S. Tabbiner, D.B.A. has served as President and Chief Operating Officer of aaiPharma since February 2002, having previously served as Executive Vice President of aaiPharma and President of NeoSan Pharmaceuticals from November 2000 to January 2002. Prior to joining aaiPharma, Dr. Tabbiner held various positions in the pharmaceutical industry over a twenty year career. Dr. Tabbiner served from December 1998 to November 2000 as a Senior Vice President at Bayer Diagnostics, Bayer Corporation, a manufacturer of medical instruments, and as President of International at Chiron Diagnostics, a manufacturer of medical instruments, from 1997 until Bayer acquired Chiron Diagnostics in 1998. Prior to joining Chiron Diagnostics, Dr. Tabbiner served from 1995 to 1997 as Vice President of Worldwide Sales and Marketing at the Dupont Merck Pharmaceutical Company -- Radiopharm Division.

     Gregory S. Bentley has served as Executive Vice President, General Counsel and Secretary of aaiPharma since June 1999. Prior to joining aaiPharma, Mr. Bentley served from 1994 to 1999 as Vice President, Regulatory and Quality for Siemens Medical Systems, Inc., a leading medical device company and a subsidiary of Siemens Corporation. Prior to joining Siemens Corporation as Associate General Counsel in 1986, Mr. Bentley practiced law with the law firm of Shearman & Sterling in New York.

     William L. Ginna, Jr. has served as Executive Vice President and Chief Financial Officer of aaiPharma since February 2000. Prior to joining aaiPharma, Mr. Ginna served from 1995 to 1999 as Vice President and Chief Financial Officer for London International Group, a medical and consumer products distributor.

Mr. Ginna, a Certified Public Accountant, also spent ten years with Athlone Industries, Inc., a listed New York Stock Exchange manufacturer of specialty steels and consumer products, where he most recently served as Vice President and Controller.

     David M. Hurley has served as Executive Vice President of aaiPharma and President of NeoSan Pharmaceuticals since February 2002. Prior to joining aaiPharma, Mr. Hurley served from June 2000 to January 2002 as Chief Executive Officer of HealthNexis, a healthcare exchange company. Prior to joining HealthNexis, Mr. Hurley held executive level positions from 1994 to 2000 at two subsidiary companies of Novartis Corporation, serving from December 1998 to June 2000 as President, Chief Executive Officer, and as a Director of Geneva Pharmaceuticals, Inc., a specialty pharmaceutical company, and as President, Chief Executive Officer, and as a Director from December 1997 to December 1998 and as Executive Vice President from November 1994 to December 1997 at Novartis Nutrition Corporation, a medical nutrition company. Mr. Hurley serves as a director of LifeStream Technologies, Inc.

     David Johnston, Ph.D. has served as Executive Vice President of aaiPharma and as President of AAI International since January 2000. Prior to joining aaiPharma, Dr. Johnston served from March 1997 to August 1999 as President of Oread Laboratories and Executive Vice President of Drug Development of Oread, Inc., a contract research organization located in Lawrence, Kansas. Prior to joining Oread, Dr. Johnston served from October 1994 to March 1997 as Vice President of Pharmaceutical Product Development of Sanofi, a pharmaceutical company.

     George E. Van Lear, Ph.D. has served as Executive Vice President of aaiPharma and as President of aaiResearch since June 2000, having previously worked for aaiPharma in the 1980's. Dr. Van Lear has over 30 years of experience in the pharmaceutical industry, most recently serving as President of Senetek PLC, a biotech company, from April 1999 to June 2000 and as Vice President of Research and Development from 1996 to 1999 at DPT Technologies, Inc, a healthcare company.

     William H. Underwood is a Director and Executive Vice
President -- Corporate Development of aaiPharma. He has served as a Director since 1996, as Chief Operating Officer from 1995 to 1997, as Executive Vice President since 1992, and as Vice President from 1986 to 1992. Mr. Underwood held various positions in the pharmaceutical and cosmetic industries prior to joining aaiPharma in 1986, including Director of Quality Assurance and Director of Manufacturing at Mary Kay Cosmetics, Inc. and Group Leader of Bacteriological Quality Control at Burroughs-Wellcome Co.

     John E. Avery joined the Board of Directors of aaiPharma in 2000. Mr. Avery is a retired senior executive of Johnson & Johnson, a leading multinational healthcare products company, having served as Company Group Chairman of all operations in Latin America and the Caribbean. Mr. Avery served from 1993 to 1996 as Chairman of each of the Americas Society and the Council of the Americas, each a nonprofit organization.

     Joseph H. Gleberman joined the Board of Directors of aaiPharma in 1995. Mr. Gleberman has been employed by Goldman, Sachs & Co., an investment-banking firm, since 1982, serving as Managing Director since 1996 and as a Partner since 1990. Mr. Gleberman serves as a director of BackWeb Technologies Ltd., Dade Behring Holdings, Inc., IPC Communications, Inc. and MCG Capital, Inc.

     Kurt M. Landgraf joined the Board of Directors of aaiPharma in September 2001. Mr. Landgraf has served since August 2000 as the President and Chief Executive Officer of the Educational and Testing Service in Princeton, New Jersey, the world's largest private educational testing and measurement organization. He served in various positions at E.I. Dupont de Nemours Company and its affiliates from 1980 until 2000, including Chairman and Chief Executive Officer of Dupont Pharmaceuticals Company from January 2000 to May 2000, Executive Vice President and Chief Operating Officer from April 1998 to August 2000, Executive Vice President from November 1997 to April 1998, and Chief Financial Officer from December 1996 to October 1997 of E.I. Dupont de Nemours and Company. Mr. Landgraf serves as a director of IKON Office Solutions, Inc. and NDC Health Corporation.

     James G. Martin, Ph.D. joined the Board of Directors of aaiPharma in 1999. Dr. Martin has served since 1995 as Corporate Vice President and since 1993 as Chairman of the Research Development Board of
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

Carolinas HealthCare System, a regional healthcare system. Prior to joining Carolinas HealthCare, Dr. Martin served as Governor of the State of North Carolina from 1984 to 1992. Dr. Martin also serves as a director of Duke Energy Corporation, Palomar Medical Technologies, Inc., and Family Dollar Stores, Inc.

     Richard G. Morrison, Ph.D. joined the Board of Directors of aaiPharma in 1999. Prior to his retirement in May 2001, Dr. Morrison was an Adjunct Professor of Business at the Cameron School of Business, University of North Carolina at Wilmington for over six years. Dr. Morrison also has more than 30 years of pharmaceutical industry experience, recently acting as a private consultant for medium-sized international pharmaceutical businesses, and having served as General Manager and President of Eli Lilly's operations in Venezuela, Mexico and Brazil.

     John M. Ryan joined the Board of Directors of aaiPharma in 1996. Mr. Ryan serves as Managing Partner of Ryan Partners, a business advisory and venture capital firm he founded in July 1996 and as Vice President of Cetek Corporation, a drug discovery company. Prior to founding Ryan Partners, Mr. Ryan served as a Partner of Coopers & Lybrand, LLP (now PricewaterhouseCoopers LLP), an accounting firm, with which he was associated from 1972 to 1996. Mr. Ryan has served as a director of numerous private companies and as an officer and director of several not-for-profit corporations.

     James L. Waters joined the Board of Directors of aaiPharma in 1981. Since 1980, Mr. Waters has been a private investor in numerous companies. He is president of Cetek Corporation, a drug discovery company, Secretary of Trans-Tek, Inc., an instrument measurement company, and the founder of Waters Associates, Inc., now known as Waters Corporation, a scientific instrumentation manufacturer.

BOARD OF DIRECTORS

     Our certificate of incorporation provides for a board of directors consisting of three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire board. The term of the first class of directors, Joseph H. Gleberman, Richard G. Morrison, Ph.D and John M. Ryan, will expire at our 2002 annual meeting of stockholders; the term of the next class of directors, John E. Avery, Frederick D. Sancilio, Ph.D and William H. Underwood, will expire at our 2003 annual meeting of stockholders; and the term of the last class of directors, Kurt M. Landgraf, James G. Martin, Ph.D and James L. Waters, will expire at our 2004 annual meeting of stockholders. A director may be removed only for cause by the affirmative vote of the holders of two-thirds of the outstanding shares of capital stock entitled to vote in the election of directors.

     Our board of directors has established an audit committee, consisting of Mr. Ryan and Drs. Martin and Morrison, and a compensation committee, consisting of Mr. Ryan, Mr. Avery and Dr. Martin. The audit committee oversees the reporting of our finances, recommends the selection of our independent auditors, consults with the auditors about our internal accounting controls, and reviews the scope and results of audits and other services provided by our independent auditors. The compensation committee reviews and makes certain determinations with respect to executive compensation and our general policies relating to compensation and employee benefits and administers our stock option plans.

DIRECTOR COMPENSATION

     All of our non-employee directors receive $3,000 per meeting for attending in person meetings of the board of directors and meetings of board committees not held in connection with a regular board meeting. Non-employee directors also receive $500 per meeting lasting longer than one hour for participating in telephonic meetings of the board of directors and board committees or for attending in person board committee meetings held in conjunction with full board meetings. We also reimburse our directors for expenses incurred in connection with attending meetings.

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

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation earned in 2001, 2000 and 1999 by our Chief Executive Officer and the other four most highly compensated executive officers as of the end of 2001.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                            ANNUAL COMPENSATION       ---------------------
                                         --------------------------   SECURITIES UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR   SALARY($)(1)   BONUS($)(2)      OPTIONS/SARS(#)      COMPENSATION($)(3)
---------------------------       ----   ------------   -----------   ---------------------   ------------------
Frederick D. Sancilio, Ph.D.....  2001     400,000             0             45,000                 13,047(4)
  Chief Executive Officer         2000     400,000        24,000             45,000                  9,750(4)
                                  1999     395,385             0                  0                 34,072(4)
Philip S. Tabbiner, D.B.A.(5)...  2001     285,000             0              8,000                 71,160(6)
  President and Chief Operating   2000      30,692             0             80,000                  1,400(7)
  Officer                         1999          --            --                 --                     --
William L. Ginna, Jr.(8)........  2001     209,750             0                  0                  9,000(9)
  Executive Vice President and    2000     180,000        33,000             75,000                 16,998(10)
  Chief Financial Officer         1999          --            --                 --                     --
David Johnston, Ph.D.(11).......  2001     209,750             0                  0                  9,000(12)
  Executive Vice President and    2000     200,000        33,000             45,000                 65,802(13)
  President of AAI International  1999       3,846             0             35,000                      0
Gregory S. Bentley(14)..........  2001     184,750             0                  0                 17,243(15)
  Executive Vice President,       2000     175,000        19,250             30,000                  5,500(16)
  Secretary and General Counsel   1999     100,288        22,750             40,000                    918(17)

---------------

 (1) Includes salary amounts deferred pursuant to our 401(k) plan.

 (2) In addition, the following executives were granted discretionary bonuses in March 2002 in the following amounts: Dr. Sancilio, $140,000; Mr. Tabbiner, $99,750; Mr. Ginna, $75,250; Dr. Johnston, $21,500; and Mr. Bentley,
     $66,500. The bonuses are to be paid in April 2002, unless the executive elects to defer receipt of the bonus until the future. If the deferral election is made, the executive will receive 100% of the bonus in January 2003 and an additional 100% of the bonus in January 2004 unless the deferring executive voluntarily leaves our employment prior to those dates. Dr. Sancilio, Mr. Tabbiner, Mr. Ginna, and Mr. Bentley each elected to defer the bonus payment.

 (3) These amounts include the contributions by us for the account of the named executives under our 401(k) and profit-sharing plans in the following amounts: Dr. Sancilio, $3,000 in 1999 and zero in 2000 and 2001; Dr. Tabbiner, zero in 1999, 2000 and 2001; Mr. Ginna, zero in 1999 and 2000 and $3,000 in 2001; Dr. Johnston, zero in 1999 and 2000 and $3,000 in 2001; and
     Mr. Bentley, zero in 1999, $3,000 in 2000 and $3,000 in 2001.

 (4) This amount represents reimbursement for expenses paid under Dr. Sancilio's employment agreement with us.

 (5) Dr. Tabbiner commenced employment with us on November 15, 2000.

 (6) Includes a car allowance of $6,000 and $65,160 in reimbursed relocation expenses.

 (7) This amount represents reimbursement for relocation expenses.

 (8) Mr. Ginna commenced employment with us on February 1, 2000.

 (9) This amount includes a car allowance of $6,000.

(10) Includes a car allowance of $2,500 and $13,998 in reimbursed relocation expenses.

(11) Dr. Johnston commenced employment with us on December 20, 1999.

(12) This amount includes a car allowance of $6,000.
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

(13) Includes a car allowance of $2,500 and $63,302 in reimbursed relocation expenses.

(14) Mr. Bentley commenced employment with us on June 1, 1999.

(15) Includes a car allowance of $6,000, $8,036 of reimbursed child educational expenses and $207 for an executive medical program.

(16) This amount represents a car allowance.

(17) This amount represents reimbursement for relocation expenses.

     The following table sets forth information with respect to options granted during 2001 to the executive officers named in the Summary Compensation Table.

                          STOCK OPTION GRANTS IN 2001

                                                 INDIVIDUAL GRANTS                   POTENTIAL REALIZABLE
                                 -------------------------------------------------     VALUE AT ASSUMED
                                 NUMBER OF     PERCENT OF                              ANNUAL RATES OF
                                 SECURITIES      TOTAL                                   STOCK PRICE
                                 UNDERLYING   OPTIONS/SARS                             APPRECIATION FOR
                                  OPTIONS      GRANTED TO    EXERCISE                   OPTION TERM(2)
                                  GRANTED     EMPLOYEES IN    PRICE     EXPIRATION   --------------------
NAME AND PRINCIPAL POSITION        (#)(1)     FISCAL YEAR     ($/SH)       DATE       5%($)       10%($)
---------------------------      ----------   ------------   --------   ----------   --------    --------
Frederick D. Sancilio..........    45,000         10.1%       11.13      1/12/11     315,067     798,441
Philip S. Tabbiner.............     8,000          1.8%       16.50      6/29/11      83,014     210,374
William L. Ginna, Jr...........         0            0            0            0           0           0
David Johnston, Ph.D. .........         0            0            0            0           0           0
Gregory S. Bentley.............         0            0            0            0           0           0

---------------

(1) The options vest in 33 1/3% increments twelve, twenty-four and thirty-six months after the grant date.

(2) Potential realizable value is based on an assumption that the price of our common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. The numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth.

     The following table sets forth information with respect to the value of options held at the end of 2001 by the executive officers named in the Summary Compensation Table.

                     AGGREGATED 2001 YEAR-END OPTION VALUES

                                                                                              VALUE OF
                                                                      NUMBER OF              UNEXERCISED
                                                                SECURITIES UNDERLYING       IN-THE-MONEY
                                                                 UNEXERCISED OPTIONS         OPTIONS AT
                                                                AT FISCAL YEAR-END(#)   FISCAL YEAR-END($)(1)
                                      SHARES                    ---------------------   ---------------------
                                    ACQUIRED ON      VALUE          EXERCISABLE/            EXERCISABLE/
NAME AND PRINCIPAL POSITION         EXERCISE(#)   REALIZED($)       UNEXERCISABLE           UNEXERCISABLE
---------------------------         -----------   -----------   ---------------------   ---------------------
Frederick D. Sancilio, Ph.D. .....         0             0           9,000/81,000         156,375/1,215,765
Philip S. Tabbiner, Ph.D. ........         0             0          28,400/59,600           434,600/897,400
William L. Ginna, Jr..............         0             0          20,968/54,032           312,806/835,549
David Johnston, Ph.D. ............     5,300        78,350          28,984/45,716           473,344/758,639
Gregory S. Bentley................         0             0          33,318/36,682           499,603/591,762

---------------

(1) Reflects the market value of our common stock at the end of 2001 minus the exercise price of "in-the-money" options.

EMPLOYMENT AND COMPENSATION AGREEMENT

     On November 17, 1995, we entered into an employment agreement with Dr. Frederick D. Sancilio. The employment agreement renews automatically for successive one-year periods unless either party notifies the other party of an intention not to extend the term. Under the agreement, Dr. Sancilio serves as our Chairman of the Board and Chief Executive Officer, and we are required to use our best efforts to cause Dr. Sancilio to be elected to our board of directors, the boards of directors of any of our affiliated corporations on which Dr. Sancilio served on November 17, 1995, and the board of directors of any majority-owned subsidiary of ours acquired after November 17, 1995.

     The employment agreement was amended in March 1999 to increase Dr. Sancilio's annual salary from $350,000 to $400,000. The salary paid to Dr. Sancilio may be increased but not reduced by our board of directors. The employment agreement provides that Dr. Sancilio will be eligible to receive bonus compensation of up to 50% of his annual salary if we attain performance objectives set jointly by the board of directors and Dr. Sancilio. In addition, Dr. Sancilio is eligible to participate in our employee benefit plans made available generally to our executive officers and any other of our compensation or incentive plans, to receive an automobile allowance, and to receive other perquisites not to exceed, in the aggregate, $35,000 per year.

     The employment agreement permits us to terminate Dr. Sancilio's employment at any time, with or without cause. However, if we terminate Dr. Sancilio's employment without cause or if Dr. Sancilio terminates his employment within 90 days after a "constructive discharge," Dr. Sancilio would be entitled to receive payments aggregating three times his then current annual salary. These payments would be made by us in monthly installments over two years, during which time Dr. Sancilio would continue to receive his medical and life insurance benefits. Under the employment agreement, a "constructive discharge" includes, among other things, the removal of Dr. Sancilio from the positions of Chairman of the Board or Chief Executive Officer, a reduction in Dr. Sancilio's responsibilities, or the relocation of our principal executive offices by more than 30 miles from its current location. The employment agreement requires Dr. Sancilio to refrain from certain activities in competition with us for a period of two years after the termination of his employment for any reason.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of January 31, 2002, the number of shares offered in this offering and, based on beneficial ownership as of January 31, 2002, the shares beneficially owned after this offering by (i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (ii) each of our directors and executive officers, (iii) all executive officers and directors as a group, and (iv) each stockholder of the Company who is expected to sell shares of common stock in this offering.

                                                    SHARES                                      SHARES
                                              BENEFICIALLY OWNED                          BENEFICIALLY OWNED
                                              PRIOR TO OFFERING         NUMBER OF           AFTER OFFERING
                                         ----------------------------     SHARES     ----------------------------
NAME                                      NUMBER(1)     PERCENTAGE(2)    OFFERED      NUMBER(1)     PERCENTAGE(2)
----                                     ------------   -------------   ----------   ------------   -------------
Frederick D. Sancilio, Ph.D.(3)........   4,193,845         23.2%               --    4,193,845         21.5%
Brown Capital Management, Inc.(4)......   3,055,100         16.9%               --    3,055,100         15.6%
James L. Waters(5).....................   2,293,383         12.7%               --    2,293,383         11.7%
The Goldman Sachs Group, Inc.(6).......   2,276,832         12.6%        1,138,000    1,138,832          5.8%
John E. Avery..........................      43,334            *                --       43,334            *
Joseph H. Gleberman(7).................           0           --                --            0           --
Kurt M. Landgraf.......................           0           --                --            0           --
James G. Martin, Ph.D. ................      54,500            *                --       54,500            *
Richard G. Morrison, Ph.D. ............      28,333            *                --       28,333            *
John M. Ryan...........................      57,667            *                --       57,667            *
William H. Underwood(8)................     228,670          1.3%               --      228,670          1.2%
Phillip S. Tabbiner, D.B.A. ...........      30,900            *                --       30,900            *
Gregory S. Bentley.....................      48,318            *                --       48,318            *
William L. Ginna, Jr. .................      32,635            *                --       32,635            *
David M. Hurley........................           0           --                --            0           --
David Johnston, Ph.D. .................      29,034            *                --       29,034            *
George E. Van Lear, Ph.D. .............       9,950            *                --        9,950            *
All executive officers and directors as
  a group (15 persons).................   7,050,569         39.1%               --    7,050,569         36.1%

------------
*  Less than 1%

(1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Information in the table reflects options granted under the Company's 1995 Stock Option Plan, 1996 Stock Option Plans, 1997 Stock Option Plan and the 2000 Non Employee Director Stock Option Plan to the extent such options are or become exercisable within 60 days. Accordingly, the totals for the following executive officers and directors and all executive officers and directors as a group includes the following shares represented by options:
    Mr. Ryan, 56,667 shares; Mr. Underwood, 64,681 shares; Dr. Martin, 53,000 shares; Dr. Morrison, 28,333 shares; Mr. Bentley, 33,318 shares; Dr. Sancilio, 24,000 shares; Mr. Waters, 0 shares; Mr. Avery, 23,334 shares; Mr. Gleberman, 0 shares; Mr. Landgraf, 0 shares; Mr. Ginna, 32,635 shares; Dr. Johnston, 28,984 shares; Mr. Tabbiner, 28,400 shares; and Dr. Van Lear, 9,950 shares; and all executive officers and directors as a group, 383,302 shares.

(2) Calculations of shares beneficially owned prior to this offering are based on an aggregate of 18,034,068 shares issued and outstanding as of January 31, 2002, and calculations of shares beneficially owned after the offering are based on an aggregate of 19,534,068 shares issued and outstanding. Options to purchase shares held by a person that are exercisable or become exercisable within the 60-day period are deemed to outstanding for the purpose of calculating the percentage of outstanding shares owned by that person but are not deemed to be outstanding for the purpose of calculating the percentage owned by any other person.

(3) Dr. Sancilio's address is 2320 Scientific Park Drive, Wilmington, North Carolina 28405. Dr. Sancilio has granted to the underwriters an option to purchase 100,000 shares of common stock at the public offering price of this offering, less the estimated underwriting discount, within 30 days from the date of this prospectus.

(4) Based on Schedule 13G filed by Brown Capital Management, Inc. with the Securities and Exchange Commission dated February 5, 2002. The address of Brown Capital Management, Inc. is 1201 N. Calvert Street, Baltimore, Maryland 21202. This Schedule 13G indicates that Brown Capital Management, Inc. has sole dispositive power for 3,055,100 shares and sole voting power for 2,582,246 shares.

(5) Includes 431,257 shares of common stock beneficially owned by Mr. Waters' spouse. Mr. Waters' address is 47 New York Avenue, Framingham, Massachusetts 01701.

(6) Includes 2,276,832 shares of our common stock which the Goldman Sachs Group, Inc. ("GS Group") and Goldman Sachs & Co. ("GS & Co.") may be deemed to own beneficially and indirectly through the following investment partnerships, G.S. Capital Partners II Offshore, L.P., Bridge Street Fund 1995, L.P., Stone Street Fund 1995, L.P. and GS Capital Partners II (Germany) Civil

    Law Partnership. ("GSCP II Germany"), and excludes (i) shares of common stock beneficially owned by GS & Co. and its affiliates that were acquired in the ordinary course of broker-dealer transactions and (ii) shares of common stock held in clients' accounts for which GS & Co. or its affiliates exercise voting or investment authority, or both and which are referred to as "managed accounts." Each of GS Group and GS & Co. disclaims beneficial ownership of the (a) shares beneficially owned by the investment partnerships, except to the extent attributable to partnership interests in the investment partnerships held by GS Group and its affiliates and (b) shares held in managed accounts. The shares of common stock beneficially owned by GSCP II Germany are held of record by Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GSCP II Germany. Affiliates of GS Group and GS & Co. are the general partner, managing general partner or managing partner of the investment partnerships, and GS & Co. is the investment manager of GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P. and GSCP II Germany. The address of GS Group is 85 Broad Street, New York, New York 10004. The following table (using the same footnote references as the table above) sets forth certain information known to us with respect to beneficial ownership of our common stock as of January 31, 2002, the number of shares offered in the offering and, based on beneficial ownership as of January 31, 2002, the shares beneficially owned after this offering by each of these investment partnerships.

                                                       SHARES                                   SHARES
                                                 BENEFICIALLY OWNED                       BENEFICIALLY OWNED
                                                 PRIOR TO OFFERING         NUMBER OF        AFTER OFFERING
                                            ----------------------------    SHARES     -------------------------
NAME                                         NUMBER(1)     PERCENTAGE(2)    OFFERED    NUMBER(1)   PERCENTAGE(2)
----                                        ------------   -------------   ---------   ---------   -------------
GS Capital Partners II, L.P...............   1,428,549          7.9%        714,014     714,535         3.7%
GS Capital Partners II Offshore, L.P......     567,908          3.1%        283,850     284,058         1.5%
Bridge Street Fund 1995, L.P..............     120,552            *          60,254      60,298           *
Stone Street Fund 1995, L.P...............     107,132            *          53,546      53,586           *
GS Capital Partners II (Germany) Civil Law
  Partnership.............................      52,691            *          26,336      26,355           *

These investment partnerships have collectively granted to the underwriters an option to purchase 127,600 shares of common stock at the public offering price, less the estimated underwriting discount, within 30 days from the date of this prospectus.

(7) Mr. Gleberman, a managing director of Goldman, Sachs & Co., disclaims beneficial ownership of the shares that may be deemed beneficially owned by GS Group, GS & Co. or their affiliates.

(8) Includes 925 shares beneficially owned by Mr. Underwood's children.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We have certain relationships, and have engaged in transactions, with related parties. These transactions may raise conflicts of interest and, although we do not have a formal policy to address conflicts of interest, we evaluate relationships and transactions involving conflicts of interest on a case by case basis.

     In November 1995, GS Capital Partners II, L.P., G.S. Capital Partners II Offshore, L.P., Bridge Street Fund 1995, L.P., Stone Street Fund 1995, L.P. and GS Capital Partners II (Germany) Civil Law Partnership (through its nominee, Goldman Sachs & Co. Verwaltungs GmbH), each an investment partnership managed by an affiliate of The Goldman Sachs Group, Inc., purchased shares of preferred stock of aaiPharma. All outstanding shares of preferred stock were converted into aaiPharma common stock in conjunction with our public offering of common stock in September 1996. These Goldman Sachs investment partnerships own 2,276,832 shares of our common stock. Pursuant to a stockholder agreement entered into in connection with their 1995 investment, the Goldman Sachs investment partnerships have the right to designate one member of our board of directors for so long as they and their affiliates (which include Goldman, Sachs & Co.) beneficially own 10% or more of the outstanding shares of our common stock. Pursuant to the stockholders agreement, Joseph Gleberman, a managing director of Goldman, Sachs & Co., serves as one of our directors.

     In connection with the 1995 investment, we agreed that so long as the Goldman Sachs investment partnerships beneficially own 5% or more of the outstanding shares of our common stock, we will retain Goldman, Sachs & Co. or an affiliate to perform all investment banking services for us for which an investment banking firm is retained, and to serve as managing underwriter of any offering of our capital stock on customary terms, consistent with an arm's-length transaction. If we cannot agree to the terms of an engagement with Goldman, Sachs & Co. or their affiliates after good faith discussions, the agreement permits us to engage any other investment banking firm. However, Goldman, Sachs & Co. would be entitled to serve as co-managing underwriter in any underwritten offering of our capital stock. Goldman, Sachs & Co. has waived these rights with respect to this offering of common stock.

     In addition, in that 1995 investment transaction, we granted to the Goldman Sachs investment partnerships, and other stockholders including Frederick Sancilio, James Waters and William Underwood, all current directors of aaiPharma, rights to cause us to register for sale the shares of common stock they beneficially owned at that time.

     In 1994, as part of our internal development program, we organized Endeavor Pharmaceuticals, Inc. to continue development of products that we had been developing on our own. We assigned our rights to these products to Endeavor in return for approximately 47% of Endeavor's fully diluted equity. We also entered into a contract with Endeavor to continue product development and clinical supply manufacture and granted to Endeavor, under certain circumstances, the first right to purchase additional proprietary hormone pharmaceutical products that we develop. Although this contract terminates in April 2001, Endeavor's right to purchase internally developed hormone products that we develop survives through April 2004. As the result of subsequent investment in Endeavor by third parties, including the Goldman Sachs investment partnerships, our ownership interest in Endeavor has been diluted to approximately 13% of the common stock of Endeavor outstanding on a fully diluted basis at December 31, 2001. At December 31, 2001, the Goldman Sachs investment partnerships beneficially owned approximately 13.9% of Endeavor's common stock on a fully diluted basis, while we owned 13.2%, Dr. Frederick D. Sancilio owned 0.8% and the Waters Foundation, an affiliate of James L. Waters, one of our directors, owned 0.6%. Pursuant to an agreement among the Endeavor stockholders, we have the right to designate one of the eight members of Endeavor's board of directors. David Johnston, one of our executive officers, currently serves as our designee on Endeavor's board.

     Pursuant to our product development and supply agreements with Endeavor, we had net sales to Endeavor of approximately $0.2 million in 2001, $0.7 million in 2000 and $2.8 million in 1999. These amounts were charged at our commercial rates similar to those charged to other clients. We had approximately $79,000 and $147,000 in related accounts receivable from Endeavor at December 31, 2001 and 2000, respectively. In February 2000, we purchased product rights to an estradiol product and validated manufacturing equipment from Endeavor as consideration for reducing Endeavor's outstanding receivable and work-in-progress balances. Endeavor assigned to us the rights to this estradiol product, a generic version of estradiol approved by the FDA, and the related commercialization contract between Endeavor and a third party. Under the commercialization agreement, we will be entitled to certain minimum royalties if the third party manufactures and distributes estradiol. Endeavor also sold a piece of manufacturing equipment and related accessories to us. As consideration for these product and contract rights and equipment, we agreed to reduce Endeavor's outstanding receivable balance from approximately $2.9 million, including work-in-progress, to $950,000. The terms of this transaction resulted from negotiations between Endeavor and us. We believe this transaction was fair to us based on our estimate of the value of the outstanding receivable and work-in-process balances we reduced compared to the value of the rights and equipment we acquired.

     We organized Aesgen, Inc. with an affiliate of the Mayo Clinic in 1994 and funded it in 1995 with an affiliate of the Mayo Clinic, MOVA Pharmaceutical Corporation and certain other investors. Our initial common stock investment in Aesgen was distributed to our shareholders prior to our initial public offering in 1996. As a result, our directors and executive officers beneficially own the following percentages of the fully diluted common equity of Aesgen as of January 31, 2002: Dr. Sancilio, 4.1%, Mr. Waters, 5.0% and Mr. Underwood, 0.3%. In addition, the Goldman Sachs investment partnerships own 1.8% of the fully diluted common equity of Aesgen as of January 31, 2002. In January 2001, the terms of the non-convertible, redeemable preferred stock we received in connection with our 1995 investment in Aesgen were amended to make that class of stock convertible into Aesgen common stock. In October 2001, we agreed to provide research services to Aesgen, through AAI International, in exchange for up to $1.1 million of Aesgen convertible preferred stock. Through December 31, 2001, the Company has performed $86,000 of services under the agreement but had not been issued any shares of convertible preferred stock. As of January 31, 2002, we owned approximately 3.8% of the common equity of Aesgen on a fully diluted basis. If all $1.1 million of services are performed, we expect to own 14.2% of Aesgen on a fully diluted basis.

     At the time of our 1995 investment in Aesgen, we entered into a development agreement with Aesgen. Under this agreement, we had the right to provide product development and support services to Aesgen with respect to the generic drugs being developed by Aesgen, provided that our fees for such services were comparable to those of a competitor. In addition, we were obligated not to develop for our own account or for any other person, any formulation of the generic products then under development by Aesgen. In 1996, we sold to Aesgen marketing rights to a pharmaceutical product that we were developing. Under the agreement, Aesgen paid a license fee and will pay additional royalties upon marketing the product. In December 2001 we agreed to purchase from Aesgen a number of generic product development projects including the rights to associated abbreviated new drug applications that have been filed with or approved by the FDA. In exchange for the rights to these products, we agreed to terminate the 1995 development agreement and the 1996 license agreement with Aesgen described above, and to release Aesgen from any and all liabilities owed to us under these contracts, including approximately $0.7 million of work in progress and accounts receivable. Furthermore, as a result of this transaction, we will have the right to receive royalties that were formerly payable to Aesgen by MOVA Pharmaceutical Corporation with respect to the abbreviated new drug applications we acquired from Aesgen. The terms of this transaction resulted from negotiations between Aesgen and us. We believe this transaction was fair to us.

     In February 2002, we purchased a generic injectable vitamin D product from Aesgen that we intend to market and promote under our Aquasol brand name as Aquasol D. We made an initial payment of $1.0 million for this product and agreed to make additional contingent milestone payments of up to $1.5 million and royalty payments equal to 30% of the net sales of Aquasol D, less costs incurred in its manufacture and marketing, for the eight-year period following the first commercial sale of this product.

     We recognized net revenues of approximately $86,000, $100,000, and $100,000 from Aesgen in 2001, 2000, and 1999, respectively. We had no accounts receivable or work-in-progress at December 31, 2001, and had approximately $248,000 of accounts receivable and $377,000 of work-in-progress at December 31, 2000.

     In 1999, we advanced $300,000 to Cetan Technologies, Inc., formerly PharmComm, Inc., a company whose principal stockholders include Dr. Sancilio, Mr. Waters and Mr. Underwood. The advance payment was for scanning and indexing services to be rendered by Cetan Technologies during 1999 and 2000 as required as part of our regulatory compliance and record retention policies. The services were performed by

Cetan Technologies at market rates after considering the timing of the advance payment. We have engaged Cetan Technologies to perform these services since 1996 and have compensated Cetan Technologies pursuant to written agreements for the services. Cetan Technologies also provides computer validation services to us at market rates. These validation services are required for compliance with regulatory requirements. We stopped using the services of Cetan Technologies in 2001. Total payments for scanning and validations services provided to us by Cetan Technologies were approximately $277,000 in 1999, $308,000 in 2000 and $4,000 in 2001 respectively. At December 31, 2001, the $300,000 advance had been fully utilized. In addition, two of our directors serve as directors of Cetan Technologies, Inc.

     Mr. Waters and Dr. Sancilio have agreed to sell us up to a total of 242,539 shares of our common stock to provide the shares for issuance pursuant to our 1995 Stock Option Plan. Upon the exercise of a stock option awarded under the 1995 plan, we are entitled to purchase from them the same number of shares at the exercise price of the option, $8.35 per share. As of December 31, 2001, options to acquire 6,225 shares of our common stock were outstanding under our 1995 Stock Option Plan. We acquired from Mr. Waters 26,132 shares in 2001 for $218,202, 2,778 shares in 2000 for $23,296, and 3,154 shares in 1999 for
$26,336, and we acquired from Dr. Sancilio 31,940 shares in 2001 for $266,699, 3,396 shares in 2000 for $28,356, and 3,856 shares in 1999 for $32,198.

                          DESCRIPTION OF CERTAIN DEBT

     In connection with our acquisition of the Darvon and Darvocet branded product lines, on March 28, 2002 we entered into new $175 million senior credit facilities and issued $175 million of senior subordinated notes due 2010. Our $175 million senior secured credit facilities consist of a $75.0 million five-year revolving credit facility and a $100 million five-year term loan facility. The term loan facility amortizes over the full five-year term, with amortization of $5.0 million, $15.0 million, $20.0 million, $25.0 million and $35.0 million, respectively, in years one through five of the facility. The availability of borrowings under our revolving credit facility is not limited by a borrowing base. Our new senior credit facilities provide for variable interest rates based on LIBOR or an alternate base rate, at our option. Such facilities are guaranteed by all of our domestic subsidiaries and secured by a security interest on substantially all of our domestic assets, all of the stock of our domestic subsidiaries and 65% of the stock of our material foreign subsidiaries. The senior credit facilities require the payment of certain commitment fees based on the unused portion of the revolving credit facility. Under the terms of the credit agreement for our new senior credit facilities, we are required to comply with various covenants including, but not limited to, those pertaining to maintenance of certain financial ratios and incurrence of additional indebtedness. These new senior credit facilities may be prepaid at our option at any time without a premium.

     Our $175 million senior subordinated notes have a fixed interest rate of 11% per annum and are guaranteed on a subordinated basis by all of our existing domestic subsidiaries and all of our future domestic subsidiaries of which we own 80% or more of the equity interests. The notes are not secured. Prior to the third anniversary of the date of issuance of the notes, up to 35% of the notes are redeemable with the proceeds of qualified sales of equity at 111% of par value. The terms of our senior credit facilities would require us to first repay indebtedness under those facilities before we could repurchase any of the notes. On or after the fourth anniversary of the date of issuance of the notes, all or any portion of the notes are redeemable at a declining premium to par value, beginning at 105.5%. Under the terms of the indenture for the notes, we are required to comply with various covenants including, but not limited to, a covenant relating to incurrence of additional indebtedness.

     This summary description of our new senior credit facilities and senior subordinated notes is not complete. Copies of the credit agreement for our senior credit facilities and the indenture for our senior subordinated notes are filed as exhibits to the registration statement on Form S-1 which includes this prospectus. These documents may be accessed through the SEC's website at http://www.sec.gov.

                          DESCRIPTION OF CAPITAL STOCK

     The following description summarizes information about our capital stock. You can obtain more information about our capital stock by consulting our certificate of incorporation and bylaws, as well as the General Corporation Law of Delaware.

COMMON STOCK

     Our authorized capital stock consists of 100 million shares of common stock, $0.001 par value per share, and five million shares of preferred stock, $0.001 par value per share. As of January 31, 2002, there were outstanding 18,034,068 shares of common stock, and 3,182,158 shares of common stock were reserved for issuance under our stock option plans. As of January 31, 2002, options to purchase an aggregate of 2,654,002 shares of common stock awarded under our stock option plans were outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held on all matters. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to any preferences that may apply to shares of preferred stock outstanding at the time, the holders of common stock are entitled to receive dividends out of assets legally available for this purpose at the times and in the amounts as the board of directors may determine. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up of aaiPharma, the holders of shares of common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock.

PREFERRED STOCK

     The board of directors has the authority to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the powers, preferences, privileges and restrictions of any preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors are not personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases, or redemptions; and

     - for any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation and bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which such persons may be entitled.

     In addition, we maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Some provisions of Delaware law and our certificate of incorporation and amended and restated bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempts that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Business Combinations. Section 203 of the General Corporation Law of Delaware generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. Section 203 may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company.

Classified Board of Directors. Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors are elected each year. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Moreover, under our certificate of incorporation, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company.

Amendments; Supermajority Vote Requirements. The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation and our bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior paragraph.

Advance Notice Requirements for Stockholder Proposals and Director
Nominations. Our bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice in writing. To be timely, notice of nominations or other business to be brought before any meeting must be received by the secretary of our company not later than 120 days in advance of the anniversary of the date of our proxy statement for the previous year's annual meeting or, in the case of special meetings, at the close of business on the tenth day following the date on which notice of the meeting is first given to stockholders. The notice of any stockholder proposal or nomination for election as a director must set forth the various information required under our bylaws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on our books (if they so appear) and the class and number of shares of our capital stock that are beneficially owned by them.

Stockholder action by written consent. Our certificate of incorporation eliminates the ability of stockholders to act by written consent.

Special meetings of stockholders. Our certificate of incorporation provides that special meetings of our stockholders may be called only by the board of directors.

Preferred stock. The ability of our board of directors to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate transactions, may among other things discourage, delay, defer, or prevent a change in control of us.

Authorized but unissued shares of common stock. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

CONFLICTS OF INTEREST

     Our certificate of incorporation contains certain provisions addressing potential conflicts of interest between us and any entity in which any of our directors or executive officers have a financial interest. Under these provisions, any contract, agreement, arrangement or transaction between us and any related entity will not be void or voidable solely for the reason that we and a related entity are parties thereto, if:

     - the material facts of the transaction are disclosed or are known to our board of directors (or a committee thereof) and our board of directors (or committee) in good faith authorizes, approves or ratifies the transaction by the affirmative vote of a majority of the disinterested directors on the board of directors (or a committee thereof), even though the disinterested directors may be less than a quorum;

     - the material facts of the transaction are disclosed or are known to the holders of our then outstanding voting shares entitled to vote thereon, and the transaction is specifically approved or ratified in good faith by the affirmative vote of the holders of a majority of our then outstanding voting shares not owned by the interested directors or the related entity, even though such holders may be less than a quorum;

     - such transaction is effected pursuant to and consistent with terms and conditions specified in any arrangements, standards or guidelines that are in good faith authorized, approved or ratified, after disclosure or knowledge of the material facts related thereto, by the affirmative vote of a majority of the disinterested directors on the board of directors (or committee thereof), or by the affirmative vote of the holders of a majority of our then outstanding voting shares not owned by the interested directors or the related entity, as the case may be, even though the disinterested directors or such holders may be less than a quorum;

     - the transaction was fair to the Company.

     Our certificate of incorporation also provides that any contract, agreement, arrangement or transaction authorized, approved or effected, and each of such arrangements, standards or guidelines so authorized or approved, as described in the first three bullets above, will be conclusively deemed to be fair to us and our stockholders. If, however, such authorization or approval is not obtained, or such contract, agreement, arrangement or transaction is not so effected, no presumption shall arise that such contract, agreement, arrangement or transaction, or such arrangements, standards or guidelines, are not fair to us and our stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Wachovia Bank, National Association, formerly known as First Union National Bank, an affiliate of one of the underwriters.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

     We had 18,034,068 shares outstanding as of January 31, 2002. All of our outstanding shares, including the shares sold in this offering, may be freely tradable without restriction under the Securities Act, except for any such shares that may be held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares held by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. In general, Rule 144 limits the number of shares that an affiliate of ours can sell within any three-month period to the greater of:

     - 1% of the then outstanding shares of our common stock or

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the sale. Rule 144 also imposes various restrictions on the manner in which our affiliates may sell their shares.

     Based on shares owned at January 31, 2002, our directors and executive officers owned a total of 7,050,569 shares of our common stock, which will represent approximately 36.1% of our common stock to be outstanding after this offering. These stockholders have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, without the prior written consent of Banc of America Securities LLC. After this lock-up period, these stockholders will be free to sell their shares, subject to the volume limitations of Rule 144 and the restrictions on transfer contained in our investors' agreement that are described below. In addition, some of these stockholders have registration rights under our investors' agreements that are described below. We cannot predict when these stockholders may sell their shares or in what volumes, because this will depend on the market for our common stock, the circumstances of the sellers and other factors. However, the market price for our common stock could decline significantly if these stockholders sell a large number of shares into the public market after this offering or if the market believes that these sales may occur.

INVESTORS' AGREEMENTS

     We granted certain of our stockholders, including Dr. Sancilio, Mr. Waters, other officers and the selling stockholders who owned in the aggregate 9,327,401 shares of our common stock as of January 31, 2002, the right for them to require us to register their shares of common stock for sale under the Securities Act. In addition, the parties to these agreements have registration rights that allow them to include their shares in some other registration statements that we may file with the SEC.

                                  UNDERWRITING

     We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, CIBC World Markets Corp. and First Union Securities, Inc. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase the number of shares of common stock listed next to its name in the following table:

UNDERWRITER                                                    NUMBER OF SHARES
-----------                                                    ----------------
Banc of America Securities LLC..............................
CIBC World Markets Corp.....................................
First Union Securities, Inc.................................
                                                                    ------
          Total
                                                                    ======

     The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
some dealers a concession of not more than $     per share. The underwriters
also may allow, and any dealers may reallow, a concession of not more than
$     per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

     - receipt and acceptance of our common stock by the underwriters; and

     - the right to reject orders in whole or in part.

     The underwriters have an option to buy up to 168,100 additional shares of common stock from us and 227,600 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                    BY THE COMPANY
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................    $              $
Total.......................................................    $              $

                                                              BY THE SELLING STOCKHOLDERS
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................    $              $
Total.......................................................    $              $

     The expenses of this offering, not including the underwriting discounts and commissions, are estimated at $0.4 million and are payable by us.

     We, the selling stockholders, our directors and executive officers have entered into lock-up agreements with the underwriters. Under those agreements, we and those persons may not dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock unless permitted to do so by Banc of America Securities LLC. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

     We will indemnify the underwriters against liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

     The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

     A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

     The underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

     As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Stock Market, in the over-the-counter-market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by this prospectus.

     First Union Securities, Inc., a subsidiary of Wachovia Corporation, conducts its investment banking, institutional, and capital markets businesses under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., a separate broker-dealer subsidiary of Wachovia Corporation and affiliate of First Union Securities, Inc., which may or may not be participating as a separate selling dealer in the distribution of the common stock.

     The underwriters and their affiliates provide or may provide certain commercial banking, financial advisory and investment banking services for us and certain of our affiliates for which they receive customary fees. Bank of America, N.A., an affiliate of Banc of America Securities LLC, and Wachovia Bank, National Association, an affiliate of First Union Securities, Inc., and CIBC Inc., an affiliate of CIBC World Markets Corp., are lenders in our new senior credit facilities. Bank of America, N.A. is the administrative agent under our new senior credit facilities. A portion of the net proceeds of our new senior credit facilities were used to repay the loans outstanding under our prior senior credit facilities in which affiliates of Banc of America LLC and First Union Securities, Inc. were lenders and to terminate our tax retention operating lease with an affiliate of Banc of America Securities LLC and to purchase the underlying properties for $14.1 million. Each of CIBC World Markets Corp. and an affiliate of First Union Securities, Inc. also received certain financing advisory fees in connection with the transactions. In addition, each of Banc of America Securities LLC, First Union Securities, Inc. and CIBC World Markets Corp. was an initial purchaser of our $175 million 11% senior subordinated notes due 2010 which we issued on March 28, 2002. On March 28, 2002, we entered into an interest rate swap agreement with Bank of America, N.A., an affiliate of Banc of America Securities LLC, with respect to a notional amount of $140 million to effectively convert our interest rate exposure on that amount of the notes from a fixed rate to a floating rate.

     In connection with the financing of the acquisition of the M.V.I., Aquasol and Brethine product lines, we issued to affiliates of Banc of America Securities LLC and First Union Securities, Inc. warrants to purchase 114,905 shares of our common stock. We have repurchased at market value from these affiliates warrants to acquire up to 114,905 shares of our common stock for approximately $3.8 million.

     The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

     The validity of the common stock offered for sale by this prospectus will be passed upon for us by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated financial statements of aaiPharma Inc. at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in the back of this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in the back of this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The Statements of Revenues and Direct Expenses for the Multivitamins Product Line of AstraZeneca LP for the period from January 1, 2001 to August 17, 2001 and the years ended December 31, 2000 and 1999 included in the back of this prospectus have been audited by KPMG LLP, independent auditors, as set forth in their report on such statements appearing in the back of this prospectus, and are upon the authority of said firm as experts in accounting and auditing. The special purpose statements of product contribution for the Brethine Product Line of Novartis Pharmaceuticals Corporation for the period January 1, 2001 to December 13, 2001 and the year ended December 31, 2000 included in the back of this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their reports on such statements appearing in the back of this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The special purpose statements of product contributions for the Darvon and Darvocet Product Line of Eli Lilly and Company for the years ended December 31, 2001, 2000 and 1999 included in the back of this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports on such statements appearing in the back of this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act to register the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. We encourage you to read carefully the registration statement and its exhibits and schedules. Statements made in this prospectus about any contract or other document filed as an exhibit to the registration statement are not complete, and, in each instance, we refer you to the copy of that contract or other document filed as an exhibit to the registration statement. We also file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at 500 West Madison Street, Chicago, Illinois 60661. You can also obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               -----
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
     Background.............................................     F-2
     Unaudited Pro Forma Consolidated Balance Sheet.........     F-3
     Notes to Unaudited Pro Forma Consolidated Balance
      Sheet.................................................     F-4
     Unaudited Pro Forma Consolidated Statement of
      Operations............................................     F-5
     Notes to Unaudited Pro Forma Consolidated Statement of
      Operations............................................     F-6
AAIPHARMA INC.
     Report of Independent Auditors.........................    F-11
     Financial Statements as of December 31, 2001 and 2000
      and for each of the three years in the period ended
      December 31, 2001:
       Consolidated Statements of Operations................    F-12
       Consolidated Balance Sheets..........................    F-13
       Consolidated Statements of Cash Flows................    F-14
       Consolidated Statements of Stockholders' Equity......    F-15
       Consolidated Statements of Comprehensive Income
        (Loss)..............................................    F-15
       Notes to Consolidated Financial Statements...........    F-16
M.V.I. AND AQUASOL
     Cover Page.............................................    F-40
     Independent Auditors' Report...........................    F-41
     Statements of Revenues and Direct Expenses for the
      period from January 1, 2001 to August 17, 2001 and the
      years ended December 31, 2000 and 1999................    F-42
     Notes to Financial Statements..........................    F-43
BRETHINE
     Cover Page.............................................    F-46
     Report of Independent Accountants......................    F-47
     Statements of Production Contribution for the period
      January 1, 2001 to December 13, 2001 and the year
      ended December 31, 2000...............................    F-48
     Notes to Statements of Product Contribution............    F-49
DARVON AND DARVOCET
     Cover Page.............................................    F-52
     Report of Independent Auditors.........................    F-53
     Special Purpose Statements of Production Contribution
      for the years ended December 31, 2001, 2000, and
      1999..................................................    F-54
     Notes to Special Purpose Statements of Product
      Contribution..........................................    F-55

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

BACKGROUND

     The following unaudited pro forma consolidated financial statements are based on our historical consolidated financial statements included elsewhere in this prospectus, adjusted to give pro forma effect to the following acquisition and financing transactions:

     - the acquisition of the M.V.I. and Aquasol branded product lines on August 17, 2001;

     - the acquisition of the Brethine branded product line on December 13, 2001;

     - the acquisition of the Darvon and Darvocet branded product lines and related inventories on March 28, 2002;

     - the receipt of $167.9 million of net proceeds from the sale on March 28, 2002 of $175 million senior subordinated notes due 2010;

     - the receipt of $142.4 million of borrowings under our senior credit facilities on March 28, 2002;

     - the repayment on March 28, 2002 of all amounts outstanding under our prior senior credit facilities; and

     - our purchase on March 28, 2002 of the assets leased under a tax retention operating lease.

     The unaudited pro forma consolidated balance sheet as of December 31, 2001 gives effect to our acquisition of the Darvon and Darvocet branded product lines, as if this acquisition and the related financing transactions had occurred on December 31, 2001. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2001 gives effect to each of the acquisition transactions and financing transactions as if each had occurred on January 1, 2001. Adjustments have been made to these unaudited pro forma consolidated financial statements. These adjustments are based upon information available to us and certain assumptions that we believe are reasonable. These unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial condition would actually have been if the transactions in fact occurred on such dates, nor do they purport to project our results of operations or financial condition for any future period or date. The information set forth below should be read together with the other information contained under captions "Risk Factors -- The product line and pro forma financial information included in this prospectus is based on estimates and assumptions and may not necessarily be indicative of our actual revenues and costs," "Use of Proceeds," "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other financial statements and related notes included in the back of this prospectus.

     The M.V.I., Aquasol, Brethine, Darvon and Darvocet acquisitions were accounted for under the purchase method of accounting.

     The following pro forma consolidated financial statements do not reflect our sale of 1,500,000 shares of our common stock in this offering or the application of the net proceeds from the sale of those shares as described in "Use of Proceeds." Had we sold 1,500,000 shares of our common stock on January 1, 2001, and applied estimated net proceeds of $45.5 million as described in "Use of Proceeds," our pro forma net interest expense for 2001, as adjusted for the offering, would have been reduced by $3.7 million, our pro forma net income for 2001, as adjusted, would have increased by $2.2 million, and our pro forma diluted earnings per share, as adjusted for the increase in net income and the shares of our common stock issued in this offering, would have increased by $0.02.

                                 AAIPHARMA INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 2001
                                 (IN THOUSANDS)

                                                            AAIPHARMA                     PRO
                                                             ACTUAL     ADJUSTMENTS      FORMA
                                                            ---------   -----------     --------
ASSETS
Current assets:
  Cash and cash equivalents...............................  $  6,371     $     --       $  6,371
  Accounts receivable, net................................    26,594           --         26,594
  Work-in-progress........................................    10,464           --         10,464
  Inventories.............................................     9,057        1,400(1)      10,457
  Prepaid and other current assets........................     5,972        1,155(2)       7,127
                                                            --------     --------       --------
          Total current assets............................    58,458        2,555         61,013
Property and equipment, net...............................    37,035       14,145(3)      51,180
Goodwill and other intangibles, net.......................    88,504      210,000(4)     298,504
Other assets..............................................    12,289        5,102(5)      17,391
                                                            --------     --------       --------
     Total assets.........................................  $196,286     $231,802       $428,088
                                                            ========     ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of senior credit facilities..........  $     --     $  5,000(6)    $  5,000
  Accounts payable........................................    15,444           --         15,444
  Customer advances.......................................    13,349           --         13,349
  Accrued wages and benefits..............................     3,879           --          3,879
  Other accrued liabilities...............................     5,293       (2,257)(7)      3,036
                                                            --------     --------       --------
          Total current liabilities.......................    37,965        2,743         40,708
Long-term debt, less current portion......................    78,878      (78,000)(8)        878
Senior credit facilities..................................        --      137,425(9)     137,425
Senior subordinated notes.................................        --      173,855(10)    173,855
Other liabilities.........................................       224           --            224
Redeemable warrants.......................................     2,855           --          2,855
Stockholders' equity:
  Common stock............................................        18           --             18
  Paid-in capital.........................................    75,233           --         75,233
  Retained earnings (accumulated deficit).................     3,278       (4,221)(11)      (943)
  Accumulated other comprehensive losses..................    (2,165)          --         (2,165)
                                                            --------     --------       --------
     Total stockholders' equity...........................    76,364       (4,221)        72,143
                                                            --------     --------       --------
     Total liabilities and stockholders' equity...........  $196,286     $231,802       $428,088
                                                            ========     ========       ========

   See accompanying notes to unaudited pro forma consolidated balance sheet.

                                 AAIPHARMA INC.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

      (1)   To reflect an adjustment to record inventories acquired in
            the acquisition of the Darvon and Darvocet product lines....   $  1,400
                                                                           ========
      (2)   To reflect adjustments:
              To record the current portion of deferred financing costs
                 related to the issuance of our senior subordinated
                 notes and our senior credit facilities.................   $  2,097
              To eliminate the current portion of unamortized deferred
                 financing costs related to our prior credit
                 facilities.............................................     (1,499)
              To record the income tax benefit related to the write-off
                 of deferred financing costs from our prior credit
                 facilities.............................................        557
                                                                           --------
                                                                           $  1,155
                                                                           ========
      (3)   To reflect an adjustment to record the assets purchased
            under our terminated tax retention operating lease..........   $ 14,145
                                                                           ========
      (4)   To reflect an adjustment to record the intangible assets
            associated with the acquisition of the Darvon and Darvocet product lines from Eli Lilly; this amount may be reduced if revenues from these products do not meet certain levels
            after the acquisition is completed..........................   $210,000
                                                                           ========
      (5)   To reflect adjustments:
              To record the noncurrent portion of deferred financing
                 costs related to the issuance of our senior
                 subordinated notes and our senior credit facilities....   $ 10,638
              To eliminate the noncurrent portion of unamortized
                 deferred financing costs related to our prior senior
                 credit facilities......................................     (5,536)
                                                                           --------
                                                                           $  5,102
                                                                           ========
      (6)   To reflect an adjustment to record the current maturities of
            borrowings under our senior credit facilities...............   $  5,000
                                                                           ========
      (7)   To reflect an adjustment to record the income tax benefit
            related to the write-off of deferred financing costs from
            our prior senior credit facilities..........................   $ (2,257)
                                                                           ========
      (8)   To reflect an adjustment to record repayment of amounts
            outstanding under our prior credit facilities...............   $(78,000)
                                                                           ========
      (9)   To reflect an adjustment to record the long-term portion of
            borrowings under our senior credit facilities...............   $137,425
                                                                           ========
     (10)   To reflect an adjustment to record the issuance of our
            senior subordinated notes, net of the original issue
            discount of $1.1 million....................................   $173,855
                                                                           ========
     (11)   To reflect an adjustment to record the write-off of deferred financing costs related to our prior senior credit
            facilities, net of tax at an effective rate of 40%..........   $ (4,221)
                                                                           ========

                                 AAIPHARMA INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                                                 PRO FORMA
                                                  FOR THE        DARVON AND    DARVON AND
                                                 COMPLETED        DARVOCET      DARVOCET
                                  AAIPHARMA    PRODUCT LINE     PRODUCT LINE   ACQUISITION
                                   ACTUAL     ACQUISITIONS(1)    ACTUAL(2)     ADJUSTMENTS     PRO FORMA
                                  ---------   ---------------   ------------   -----------     ---------
Product sales...................  $ 27,448       $ 67,195         $62,902       $     --       $130,097
Product development.............    20,426         20,426              --             --         20,426
Research revenues:
  Non-clinical..................    64,262         64,262              --             --         64,262
  Clinical......................    28,937         28,937              --             --         28,937
                                  --------       --------         -------       --------       --------
                                    93,199         93,199              --             --         93,199
                                  --------       --------         -------       --------       --------
Net revenues....................   141,073        180,820          62,902             --        243,722
                                  --------       --------         -------       --------       --------
Operating costs and expenses:
  Direct costs..................    70,372         83,469           4,757          1,044(3)      89,270
  Selling.......................    13,974         18,373              --          6,061(4)      24,434
  General and administrative....    30,524         32,763              --          9,897(5)      42,660
  Research and development......    10,851         12,501              --          1,000(6)      13,501
  Direct pharmaceutical start-up
     costs......................     2,123          2,123              --             --          2,123
                                  --------       --------         -------       --------       --------
                                   127,844        149,229           4,757         18,002        171,988
                                  --------       --------         -------       --------       --------
Income (loss) from operations...    13,229         31,591          58,145        (18,002)        71,734
Other income (expense):
  Interest, net.................    (3,646)        (8,278)             --        (24,881)(7)    (33,159)
  Other.........................      (444)          (444)             --             --           (444)
                                  --------       --------         -------       --------       --------
                                    (4,090)        (8,722)             --        (24,881)       (33,603)
                                  --------       --------         -------       --------       --------
Income (loss) before income
  taxes.........................     9,139         22,869          58,145        (42,883)        38,131
Provision for income taxes......     3,199          8,691              --          6,105(8)      14,796
                                  --------       --------         -------       --------       --------
Net income (loss)...............  $  5,940       $ 14,178         $58,145       $(48,988)      $ 23,335
                                  ========       ========         =======       ========       ========
Basic earnings (loss) per
  share.........................  $   0.33       $   0.80         $  3.27       $  (2.75)      $   1.31
                                  ========       ========         =======       ========       ========
Weighted average shares
  outstanding...................    17,794         17,794          17,794         17,794         17,794
                                  ========       ========         =======       ========       ========
Diluted earnings (loss) per
  share.........................  $   0.32       $   0.77         $  3.18       $  (2.68)      $   1.27
                                  ========       ========         =======       ========       ========
Weighted average shares
  outstanding...................    18,308         18,308          18,308         18,308         18,308
                                  ========       ========         =======       ========       ========
EBITDA(9).......................  $ 20,984       $ 39,841         $58,145       $ (9,602)      $ 88,384
                                  ========       ========         =======       ========       ========

    See accompanying notes to unaudited pro forma consolidated statement of operations.

                                 AAIPHARMA INC.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

(1) The following table presents our unaudited pro forma consolidated statement of operations for the product line acquisitions we completed in 2001.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      COMPLETED PRODUCT LINE ACQUISITIONS
                          YEAR ENDED DECEMBER 31, 2001
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                                                                                             PRO FORMA
                                                                                              FOR OUR
                                                       M.V.I.                                COMPLETED
                                                         AND                                  PRODUCT
                                          AAIPHARMA    AQUASOL    BRETHINE     PRO FORMA        LINE
                                           ACTUAL     ACTUAL(A)   ACTUAL(B)   ADJUSTMENTS   ACQUISITIONS
                                          ---------   ---------   ---------   -----------   ------------
Product sales...........................  $ 27,448     $24,559     $15,188     $     --       $67,195
Product development.....................    20,426          --          --           --        20,426
Research revenues:
  Non-clinical..........................    64,262          --          --           --        64,262
  Clinical..............................    28,937          --          --           --        28,937
                                          --------     -------     -------     --------       -------
                                            93,199          --          --           --        93,199
                                          --------     -------     -------     --------       -------
Net revenues............................   141,073      24,559      15,188           --       180,820
                                          --------     -------     -------     --------       -------
Operating costs and expenses:
  Direct costs..........................    70,372      13,373       3,749       (4,025)(c)    83,469
  Selling...............................    13,974       1,170          --        3,229(d)     18,373
  General and administrative............    30,524         460          --        1,779(e)     32,763
  Research and development..............    10,851          --          --        1,650(f)     12,501
  Direct pharmaceutical start-up
     costs..............................     2,123          --          --           --         2,123
                                          --------     -------     -------     --------       -------
                                           127,844      15,003       3,749        2,633       149,229
                                          --------     -------     -------     --------       -------
Income (loss) from operations...........    13,229       9,556      11,439       (2,633)       31,591
Other income (expense):
  Interest, net.........................    (3,646)         --          --       (4,632)(g)    (8,278)
  Other.................................      (444)         --          --           --          (444)
                                          --------     -------     -------     --------       -------
                                            (4,090)         --          --       (4,632)       (8,722)
                                          --------     -------     -------     --------       -------
Income (loss) before income taxes.......     9,139       9,556      11,439       (7,265)       22,869
Provision for income taxes..............     3,199          --          --        5,492(h)      8,691
                                          --------     -------     -------     --------       -------
Net income (loss).......................  $  5,940     $ 9,556     $11,439     $(12,757)      $14,178
                                          ========     =======     =======     ========       =======
Basic earnings (loss) per share.........  $   0.33     $  0.54     $  0.64     $  (0.72)      $  0.80
                                          ========     =======     =======     ========       =======
Weighted average shares outstanding.....    17,794      17,794      17,794       17,794        17,794
                                          ========     =======     =======     ========       =======
Diluted earnings (loss) per share.......  $   0.32     $  0.52     $  0.62     $  (0.70)      $  0.77
                                          ========     =======     =======     ========       =======
Weighted average shares outstanding.....    18,308      18,308      18,308       18,308        18,308
                                          ========     =======     =======     ========       =======
EBITDA(i)...............................  $ 20,984     $ 9,556     $11,439     $ (2,138)      $39,841
                                          ========     =======     =======     ========       =======

------------

               (a)   Represents the historical statement of revenues and direct expenses for the M.V.I. and Aquasol product lines for the
                     period prior to the acquisition on August 17, 2001.
               (b)   Represents the historical statement of product contribution for the Brethine product line for the period prior to the
                     acquisition on December 13, 2001.
               (c)   Direct costs for each product line have been adjusted to
                     reflect estimated costs that would have been incurred by us as follows:
                       Adjustment to M.V.I. and Aquasol cost of goods sold to
                       reflect estimated reduction in costs due to contractually
                       determined prices under our supply agreements:
                          Estimated cost of goods under supply agreements........   $ 10,362
                          Cost of goods sold as reported by AstraZeneca..........     13,373
                                                                                    --------
                            Pro forma decrease in direct costs...................     (3,011)
                                                                                    --------
                       Adjustment to Brethine cost of goods sold to reflect
                       estimated reduction in costs due to contractually
                       determined prices under our supply agreements and the
                       elimination of royalties incurred by Novartis and not
                       incurred by us subsequent to acquisition:
                          Estimated cost of goods under supply agreements........      2,735
                          Cost of sales as reported by Novartis..................      2,928
                                                                                    --------
                                                                                        (193)
                          Less royalty expense reported by Novartis..............       (821)
                                                                                    --------
                            Pro forma decrease in direct costs...................     (1,014)
                                                                                    --------
                               Total direct cost adjustment for our product line
                             acquisitions completed in 2001......................   $ (4,025)
                                                                                    ========
               (d)   We calculated the estimated selling expenses for each of the product lines based on the estimated costs to be incurred by
                     NeoSan's direct sales force, and compared those amounts to the selling expenses reported in the historical financial
                     information for the respective product lines as follows:
                       Adjustment to M.V.I. and Aquasol selling expense to
                       reflect estimated costs that would be representative of
                       the selling activities of our NeoSan business unit:
                          Estimated selling expense under NeoSan.................   $  3,998
                          Selling and other expenses plus drug development
                          expenses reported by AstraZeneca.......................      1,170
                                                                                    --------
                            Pro forma increase in selling expense................      2,828
                                                                                    --------
                       Adjustment to Brethine selling expense to reflect
                       estimated costs that would be representative of the
                       selling activities of our NeoSan business unit:
                          Estimated selling expense under NeoSan.................        401
                          Selling expenses reported by Novartis..................         --
                                                                                    --------
                            Pro forma increase in selling expense................        401
                                                                                    --------
                               Total selling expense adjustment for our product
                             line acquisitions completed in 2001.................   $  3,229
                                                                                    ========
               (e)   Adjustment to M.V.I. and Aquasol general and administrative expense to reflect estimated costs that would be
                     representative of our NeoSan business unit. We have
                     determined that the specifically identifiable intangible
                     assets obtained through the M.V.I. and Aquasol product line acquisition have indefinite lives and therefore are not
                     amortized:
                          Estimated general and administrative expense under
                          NeoSan.................................................   $  1,440
                          Amortization expense reported by AstraZeneca...........        460
                                                                                    --------
                            Pro forma increase in general and administrative
                           expense...............................................        980
                                                                                    --------

                       Adjustment to Brethine general and administrative expense
                       to reflect estimated costs that would be representative of our NeoSan business unit:
                          Estimated general and administrative expense under
                          NeoSan.................................................        304
                          General and administrative expense reported by
                          Novartis...............................................         --
                                                                                    --------
                            Pro forma increase in general and administrative
                           expense...............................................        304
                                                                                    --------
                       Adjustment to reflect amortization of $9.9 million of
                       specifically identifiable intangible assets obtained
                       through the Brethine product line acquisition. This amount
                       reflects amortization over 20 years. .....................        495
                                                                                    --------
                               Total general and administrative expense
                             adjustment for our product line acquisitions
                             completed in 2001...................................   $  1,779
                                                                                    ========
               (f)   Estimated research and development spending to develop line extensions for our acquired products:
                          M.V.I. and Aquasol.....................................   $  1,200
                          Brethine...............................................        450
                                                                                    --------
                               Total research and development expense adjustment
                             for our product line acquisitions completed in
                             2001................................................   $  1,650
                                                                                    ========
               (g)   Adjustment to reflect the additional net interest expense
                     under the pro forma debt incurred for the acquisition of the
                     M.V.I., Aquasol and Brethine product lines reflecting a full year of interest and debt cost under our existing senior
                     credit facilities:
                          Prior senior credit facilities.........................   $  6,779
                          Amortization of financing fees related to the above
                          item...................................................      1,499
                                                                                    --------
                            Pro forma interest expense, net for our product line
                           acquisitions completed in 2001........................      8,278
                               Less: Actual interest for 2001....................     (3,646)
                                                                                    --------
                               Total interest expense, net adjustment for our
                             product line acquisitions completed in 2001.........   $  4,632
                                                                                    ========
               (h)   Adjustment to reflect a 40% effective tax rate applied to
                     the incremental pro forma income (loss) before income taxes.
                     A reconciliation of the statutory tax rate to the assumed
                     pro forma tax rate is provided as follows:
                          Federal statutory rate.................................         35%
                          State taxes, net of federal benefit....................          4%
                          Other..................................................          1%
                                                                                    --------
                               Total.............................................         40%
                                                                                    ========
               (i)   We define EBITDA as the sum of income (loss) from operations and depreciation and amortization. We included this
                     measurement because we believe that some investors will find it to be useful in measuring our ability to meet debt
                     service, capital expenditure and working capital
                     requirements. EBITDA is not a measurement of financial
                     performance under generally accepted accounting principles and should not be considered an alternative to, or more
                     meaningful than, income (loss) from operations or other
                     traditional indicators of operating performance and net cash provided by (used in) operating activities determined in
                     accordance with generally accepted accounting principles. In addition, companies define EBITDA differently, and our
                     definition of EBITDA may not be comparable to that of other companies.

      (2) Represents the historical statement of product contribution for the Darvon and Darvocet product lines for the period presented.

      (3)            Adjustment to the Darvon and Darvocet cost of goods sold to reflect estimated higher costs due to contractually
                     determined prices under our supply agreements:
                          Estimated cost of goods under supply agreements........   $  5,801
                          Standard cost of sales as reported by Eli Lilly........      4,757
                                                                                    --------
                            Pro forma increase in direct costs...................   $  1,044
                                                                                    ========
      (4)            Adjustment to Darvon and Darvocet selling expense to reflect estimated costs that would be representative of the selling activities of our NeoSan business unit:
                          Estimated selling expense under NeoSan.................   $  6,061
                          Selling expense reported by Eli Lilly..................         --
                                                                                    --------
                            Pro forma increase in selling expense................   $  6,061
                                                                                    ========
      (5)            Adjustment to Darvon and Darvocet general and administrative expense to reflect estimated costs that would be
                     representative of our NeoSan business unit, including
                     assumed amortization of $210.0 million in intangible assets over 25 years:
                          Estimated general and administrative expense under
                          NeoSan.................................................   $  1,497
                          General and administrative expense reported by Eli
                          Lilly..................................................         --
                                                                                    --------
                                                                                       1,497
                          Amortization of intangible assets acquired.............      8,400
                                                                                    --------
                            Pro forma increase in general and administrative
                           expense...............................................   $  9,897
                                                                                    ========
      (6)            Estimated research and development spending to develop line extensions for our Darvon
                     and Darvocet acquired products. ............................   $  1,000
                                                                                    ========
      (7)            Adjustment to reflect the additional net interest expense
                     under the pro forma debt incurred under our senior
                     subordinated notes and the additional borrowings under our senior credit facilities at the rates indicated below,
                     assuming the repayment of our prior senior credit
                     facilities, as if these financings were completed on January
                     1, 2001:
                          Repayment of our prior senior credit facilities:
                            Interest incurred on our prior senior credit
                           facilities............................................   $ (6,779)
                            Amortization of financing fees associated with our
                           prior senior credit facilities........................     (1,499)
                                                                                    --------
                                                                                      (8,278)
                                                                                    --------
                          Additional borrowings:
                            Senior term loan of $100 million at LIBOR plus 4.5%
                           per annum.............................................      8,220
                            Outstanding portion of senior revolver of $42.4
                           million at LIBOR plus 3.75% per annum.................      3,169
                            Senior subordinated notes of $175 million at 11% per
                           annum.................................................     19,250
                            Amortization of original issue discount related to
                           senior subordinated notes.............................        143
                            Amortization of financing fees related to the above
                           items.................................................      2,097
                            Other debt related interest costs....................        280
                                                                                    --------
                                                                                      33,159
                                                                                    --------
                               Pro forma increase in interest expense............   $ 24,881
                                                                                    ========
                     If the variable interest rates used above increase or
                     decrease by 50 basis points, the annualized effect of that change would be to increase or decrease interest expense by
                     $0.7 million.
                       Does not give effect to our repurchase on March 27, 2002
                       of outstanding redeemable warrants for approximately $3.8
                       million. Had we borrowed $3.8 million under our senior
                       revolver to fund the purchase of these warrants on January
                       1, 2001, our pro forma net interest expense would have
                       increased by approximately $0.3 million in 2001.

      (8)              Adjustment to reflect a 40% effective tax rate applied to
                       the incremental pro forma income (loss) before income
                       taxes. A reconciliation of the statutory tax rate to the
                       assumed pro forma tax rate is provided as follows:
                          Federal statutory rate.................................         35%
                          State taxes, net of federal benefit....................          4%
                          Other..................................................          1%
                                                                                    --------
                               Total.............................................         40%
                                                                                    ========
      (9)            We define EBITDA as the sum of income (loss) from operations and depreciation and amortization. We included this
                     measurement because we believe that some investors will find it to be useful in measuring our ability to meet debt
                     service, capital expenditure and working capital
                     requirements. EBITDA is not a measurement of financial
                     performance under generally accepted accounting principles and should not be considered an alternative to, or more
                     meaningful than, income (loss) from operations or other
                     traditional indicators of operating performance and net cash provided by (used in) operating activities determined in
                     accordance with generally accepted accounting principles. In addition, companies define EBITDA differently, and our
                     definition of EBITDA may not be comparable to that of other companies.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
aaiPharma Inc.

We have audited the accompanying consolidated balance sheets of aaiPharma Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of aaiPharma Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As disclosed in Note 1 to the consolidated financial statements, as of January 1, 2000 the Company changed its method of recognizing revenue for certain up-front fees and milestone payments.

                                          /s/ Ernst & Young LLP

Raleigh, North Carolina
February 18, 2002

                                 AAIPHARMA INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
Net revenues (includes related party net revenues of $323,
  $761, and $2,900).........................................  $141,073   $104,245   $102,175
                                                              --------   --------   --------
Operating costs and expenses:
  Direct costs..............................................    70,372     50,955     56,139
  Selling...................................................    13,974     11,891     12,160
  General and administrative................................    30,524     27,144     25,186
  Research and development..................................    10,851     12,221     11,072
  Direct pharmaceutical start-up costs......................     2,123         --         --
  Transaction, integration and restructuring costs..........        --         --      6,400
                                                              --------   --------   --------
                                                               127,844    102,211    110,957
                                                              --------   --------   --------
Income (loss) from operations...............................    13,229      2,034     (8,782)
Other income (expense):
  Interest, net.............................................    (3,646)    (2,134)    (1,256)
  Other.....................................................      (444)       218       (153)
                                                              --------   --------   --------
                                                                (4,090)    (1,916)    (1,409)
                                                              --------   --------   --------
Income (loss) before income taxes and cumulative effect of
  accounting change.........................................     9,139        118    (10,191)
Provision for (benefit from) income taxes...................     3,199       (441)    (2,278)
                                                              --------   --------   --------
Income (loss) before cumulative effect of accounting
  change....................................................     5,940        559     (7,913)
Cumulative effect of a change in accounting principle, net
  of a tax benefit of $495..................................        --       (961)        --
                                                              --------   --------   --------
Net income (loss)...........................................  $  5,940   $   (402)  $ (7,913)
                                                              ========   ========   ========
Basic earnings (loss) per share:
  Income (loss) before cumulative effect....................  $   0.33   $   0.03   $  (0.46)
  Cumulative effect of accounting change....................        --      (0.05)        --
                                                              --------   --------   --------
Net income (loss)...........................................  $   0.33   $  (0.02)  $  (0.46)
                                                              ========   ========   ========
Weighted average shares outstanding.........................    17,794     17,488     17,204
                                                              ========   ========   ========
Diluted earnings (loss) per share:
  Income (loss) before cumulative effect....................  $   0.32   $   0.03   $  (0.46)
  Cumulative effect of accounting change....................        --      (0.05)        --
                                                              --------   --------   --------
Net income (loss)...........................................  $   0.32   $  (0.02)  $  (0.46)
                                                              ========   ========   ========
Weighted average shares outstanding.........................    18,308     17,771     17,204
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                                 AAIPHARMA INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  6,371   $  1,225
  Accounts receivable, net..................................    26,594     27,779
  Work-in-progress..........................................    10,464     13,127
  Inventories...............................................     9,057      3,605
  Prepaid and other current assets..........................     5,972      9,141
                                                              --------   --------
          Total current assets..............................    58,458     54,877
Property and equipment, net.................................    37,035     42,161
Goodwill and other intangibles, net.........................    88,504     11,266
Other assets................................................    12,289      3,847
                                                              --------   --------
          Total assets......................................  $196,286   $112,151
                                                              ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 15,444   $  8,850
  Customer advances.........................................    13,349     11,920
  Accrued wages and benefits................................     3,879      2,710
  Other accrued liabilities.................................     5,293      3,955
  Current maturities of long-term debt and short-term
     debt...................................................        --     16,884
                                                              --------   --------
          Total current liabilities.........................    37,965     44,319
Long-term debt, less current portion........................    78,878        509
Other liabilities...........................................       224      1,602
Commitments and contingencies...............................        --         --
Redeemable warrants.........................................     2,855         --
Stockholders' equity:
  Preferred stock, $.001 par value, 5 million shares
     authorized, none outstanding in 2001 or 2000...........        --         --
  Common stock, $.001 par value; 100 million shares
     authorized, 17,997,524 outstanding -- 2001; 17,631,385
     outstanding -- 2000....................................        18         18
  Paid-in capital...........................................    75,233     70,361
  Retained earnings (accumulated deficit)...................     3,278     (2,662)
  Accumulated other comprehensive losses....................    (2,165)    (1,974)
  Stock subscriptions receivable............................        --        (22)
                                                              --------   --------
          Total stockholders' equity........................    76,364     65,721
                                                              --------   --------
          Total liabilities and stockholders' equity........  $196,286   $112,151
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

                                 AAIPHARMA INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $  5,940   $   (402)  $ (7,913)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................     7,755      7,253      7,248
     Deferred income taxes..................................        --         --        653
     Restructuring costs....................................        --         --        699
     Other..................................................     1,265        463         54
     Changes in operating assets and liabilities:
       Trade and other receivables..........................       856      6,718     (6,307)
       Work-in-progress.....................................     2,534       (300)       913
       Inventories..........................................    (5,452)    (1,939)       421
       Prepaid and other assets.............................    (2,232)       937     (5,719)
       Accounts payable.....................................     6,673      1,964         67
       Customer advances....................................     1,522      2,943     (1,473)
       Accrued wages and benefits and other accrued
          liabilities.......................................     1,490     (2,933)    (1,387)
                                                              --------   --------   --------
Net cash provided by (used in) operating activities.........    20,351     14,704    (12,744)
                                                              --------   --------   --------
Cash flows from investing activities:
  Purchases of property and equipment.......................    (6,315)    (4,586)   (13,487)
  Proceeds from sales of property and equipment.............     3,513        307         --
  Acquisitions..............................................   (79,100)        --         --
  Other.....................................................       151        334       (153)
                                                              --------   --------   --------
Net cash used in investing activities.......................   (81,751)    (3,945)   (13,640)
                                                              --------   --------   --------
Cash flows from financing activities:
  Net payments on short-term debt...........................   (16,272)   (10,655)    18,204
  Proceeds from long-term borrowings........................    78,878         --         --
  Payments on long-term borrowings..........................    (1,024)      (673)    (2,279)
  Issuance of common stock..................................     5,123        405         --
  Other.....................................................      (152)      (577)       275
                                                              --------   --------   --------
Net cash provided by (used in) financing activities.........    66,553    (11,500)    16,200
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........     5,153       (741)   (10,184)
Effect of exchange rate changes on cash.....................        (7)       (22)      (127)
Cash and cash equivalents, beginning of year................     1,225      1,988     12,299
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $  6,371   $  1,225   $  1,988
                                                              ========   ========   ========
Supplemental information, cash paid for:
  Interest..................................................  $  2,719   $  2,312   $  1,264
                                                              ========   ========   ========
  Income taxes..............................................  $    370   $     67   $    124
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                                 AAIPHARMA INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                              RETAINED      ACCUMULATED
                                 COMMON STOCK                 EARNINGS         OTHER           STOCK
                                ---------------   PAID-IN   (ACCUMULATED   COMPREHENSIVE   SUBSCRIPTIONS
                                SHARES   AMOUNT   CAPITAL     DEFICIT)     INCOME (LOSS)    RECEIVABLE      TOTAL
                                ------   ------   -------   ------------   -------------   -------------   -------
Balance, December 31, 1998....  17,192    $17     $69,570     $ 5,653         $   (53)         $(65)       $75,122
Stock options exercised.......      13     --         162          --              --            --            162
Currency translation
  adjustment..................      --     --          --          --            (853)           --           (853)
Payments on stock
  subscriptions...............      --     --          --          --              --            40             40
Net loss......................      --     --          --      (7,913)             --            --         (7,913)
                                ------    ---     -------     -------         -------          ----        -------
Balance, December 31, 1999....  17,205     17      69,732      (2,260)           (906)          (25)        66,558
Stock options exercised.......     426      1         629          --              --            --            630
Currency translation
  adjustment..................      --     --          --          --            (477)           --           (477)
Unrealized loss on
  investments.................      --     --          --          --            (591)           --           (591)
Payments on stock
  subscriptions...............      --     --          --          --              --             3              3
Net loss......................      --     --          --        (402)             --            --           (402)
                                ------    ---     -------     -------         -------          ----        -------
Balance, December 31, 2000....  17,631     18      70,361      (2,662)         (1,974)          (22)        65,721
Stock options exercised.......     367     --       4,872          --              --            --          4,872
Currency translation
  adjustment..................      --     --          --          --            (672)           --           (672)
Unrealized gain on
  investments.................      --     --          --          --             481            --            481
Payments on stock
  subscriptions...............      --     --          --          --              --            22             22
Net income....................      --     --          --       5,940              --            --          5,940
                                ------    ---     -------     -------         -------          ----        -------
Balance, December 31, 2001....  17,998    $18     $75,233     $ 3,278         $(2,165)         $ --        $76,364
                                ======    ===     =======     =======         =======          ====        =======

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)

                                                                     YEARS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                               2001     2000      1999
                                                              ------   -------   -------
Net income (loss)...........................................  $5,940   $  (402)  $(7,913)
Currency translation adjustments............................    (672)     (477)     (853)
Unrealized loss on investments..............................      --      (591)       --
Losses reclassified into earnings from other comprehensive
  income....................................................     481        --        --
                                                              ------   -------   -------
Comprehensive income (loss).................................  $5,749   $(1,470)  $(8,766)
                                                              ======   =======   =======

   The accompanying notes are an integral part of these financial statements.

                                 AAIPHARMA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001
--------------------------------------------------------------------------------

1.     SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

      ORGANIZATION
      aaiPharma Inc. ("aaiPharma" or the "Company") is a specialty pharmaceutical company focused on the development, acquisition, enhancement and commercialization of branded pharmaceutical products. The Company also has a comprehensive range of pharmaceutical development capabilities primarily in the United States and Europe. Historically, the majority of the Company's net revenues have been earned in the fee-for-service business as explained in note 13, with an increasing portion of the Company's resources devoted to the sale of commercial pharmaceutical products and to developing new products or improving existing products. Major customers for the Company's pharmaceutical products are large, well-established medical wholesalers and distributors. Major customers for the fee-for-service and product development businesses are large and small pharmaceutical and biotechnology companies.

      BASIS OF PRESENTATION AND CONSOLIDATION
      The consolidated financial statements include the accounts of aaiPharma Inc. and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated. The Company has ownership of approximately 13%, on a fully diluted basis, of Endeavor Pharmaceuticals, Inc. ("Endeavor") which is accounted for under the cost method and had no carrying value at December 31, 2001 and 2000. Certain balances in the prior year's consolidated balance sheet have been reclassified to conform to the December 31, 2001 presentation.

      REVENUE RECOGNITION
      Revenues for product sales are recognized at the time the products are shipped. Research revenues from fee-for-service contracts are recognized on a percentage-of-completion basis as the work is performed or on a time and materials basis in accordance with the specific contract terms. Product development revenues consist of licensing revenues and royalty revenues. Licensing revenues are recognized upon completion of interim contract milestones. Royalty revenues are recognized as earned in accordance with contract terms. Revenues from upfront licensing fees are deferred and amortized over the term of the relevant agreement or as on-going services are performed. Contract milestones based on product approval are recognized when the applicable product is approved. Work-in-progress represents revenues recognized prior to contract billing terms. Provisions for losses on contracts, if any, are recognized when identified.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 specifically addresses revenue recognition issues related to certain upfront payments or fees. Under SAB 101, certain upfront fees and payments recognized as income in prior periods are required to be deferred and amortized into revenue over the terms of the relevant agreements or as the on-going services are performed. Although the Company implemented SAB 101 in the fourth quarter of 2000, the cumulative effect of a change in accounting principle has been retroactively adopted as of the beginning of the first quarter of 2000. For the year 2000, the Company recorded a charge of $1,456,000 ($961,000 after tax) for the cumulative effect of this change in accounting principle. In 2001 and 2000, the Company recognized $500,000 and $733,000, respectively, of revenue related to the amortization of these deferred amounts.

      INCOME TAXES
      Income taxes have been accounted for using the liability method in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

      RESEARCH AND DEVELOPMENT COSTS
      The Company engages in numerous research and development ("R&D") projects with the objective of growth and utilization of a portfolio of proprietary technologies and patent and intellectual property rights to bring products to market or to license or sell these technologies to others. R&D expenses represent direct salaries of R&D personnel, raw material expenses, third-party consulting and testing costs, along with an allocation of indirect costs such as management and administrative overhead costs and facilities costs. R&D costs are charged to expense as incurred. Although there is a risk that any specific R&D project may not produce revenues, the Company believes that the potential profit margins from successful development projects will compensate for costs incurred for unsuccessful projects. The Company is currently involved in many pharmaceutical and technology development projects and believes that these activities help to diversify its R&D portfolio and manage its risk.

      EARNINGS (LOSS) PER SHARE
      Basic earnings (loss) per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share are computed assuming that the weighted average number of common shares was increased by the conversion of stock options issued to employees and members of the Company's Board of Directors. The diluted per share amounts reflect a change in the number of shares outstanding (the "denominator") to include the options as if they were converted to shares and issued. In each year presented, the net income (loss) (the "numerator") is the same for both basic and diluted per share computations. The following table provides a reconciliation of the denominators for the basic and diluted earnings (loss) per share computations:

                                                                    YEARS ENDED DECEMBER 31,
                                                                   --------------------------
                                                                    2001      2000      1999
                                                                   ------    ------    ------
                                                                         (IN THOUSANDS)
      Basic earnings (loss) per share:
        Weighted average number of shares........................  17,794    17,488    17,204
      Effect of dilutive securities:
        Stock options and redeemable warrants....................     514       283        --
                                                                   ------    ------    ------
      Diluted earnings (loss) per share:
        Adjusted weighted average number of shares and assumed
           conversions...........................................  18,308    17,771    17,204
                                                                   ======    ======    ======
      Weighted average number of shares not included in diluted
        EPS since antidilutive...................................      --        --       535
                                                                   ======    ======    ======

      CONCENTRATION OF CREDIT RISK
      The Company is subject to a concentration of credit risk with respect to its accounts receivable balance, all of which is due from wholesalers, distributors and large and small pharmaceutical and biotechnology companies. Approximately 19% of the accounts receivable balance at December 31, 2000 represented amounts due from one customer. At December 31, 2001, no single customer accounted for more than 10% of the Company's accounts receivable balance. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential uncollectible accounts. Actual losses from uncollectible accounts have been minimal.

      One customer accounted for approximately 15% of the Company's revenue in both 2001 and 2000. No single customer accounted for more than 10% of the Company's revenue in 1999.

      CASH AND CASH EQUIVALENTS
      The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

      WORK-IN-PROGRESS
      Work-in-progress represents revenues recognized prior to contract billing terms.

      INVENTORIES
      Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

      PROPERTY AND EQUIPMENT
      Property and equipment is recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Depreciable lives are 31.5 years for buildings and improvements and 3 to 15 years for equipment. Leasehold improvements are amortized over the lesser of the asset life or the lease term.

      GOODWILL AND OTHER INTANGIBLES, NET
      Goodwill, the excess of the purchase price over the fair value of the net assets of acquired businesses, is amortized over 20 years for purchase business combinations consummated prior to June 30, 2001. For purchase business combinations consummated subsequent to June 30, 2001, goodwill is not amortized, but is evaluated for impairment on an annual basis or as impairment indicators are identified, in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). At December 31, 2001 and 2000, the amounts for accumulated amortization of goodwill were approximately $2.9 million and $2.5 million, respectively. Other identifiable intangible assets are amortized, if applicable (see note 2), on a straight-line basis over their estimated useful lives, which range from 3 to 20 years. At December 31, 2001 and 2000, the amounts of accumulated amortization of other intangibles were approximately $0.8 million and $0.7 million, respectively.

      On an ongoing basis, the Company assesses the recoverability of its goodwill, intangibles and other assets by determining its ability to generate future cash flows sufficient to recover the unamortized balances over the remaining useful lives. Goodwill, intangibles and other long-lived assets determined to be unrecoverable based on future cash flows would be written-off in the period in which such determination is made.

      FOREIGN CURRENCY TRANSLATION
      The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with FASB Statement No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet dates. Income statement amounts have been translated using the average exchange rates for the respective years. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income (loss) included in the consolidated statements of stockholders' equity.

      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
      In July 2001, the FASB issued SFAS No. 141 and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that all business combinations be accounted for under the purchase method only, and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 141 is effective for all business combinations subsequent to June 30, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but must be reviewed at least annually for impairment. SFAS No. 142 also states that goodwill and intangible assets with indefinite lives acquired after June 30, 2001 should not be amortized. The statement is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 in fiscal year 2002 and is in the process of assessing the impact that it will have on the results of its operations and consolidated financial position. During 2001, the Company's business combinations consummated subsequent to June 30, 2001 were accounted for in accordance with SFAS No. 141 and SFAS No. 142.

      In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 provides guidance and addresses significant implementation questions on the accounting for the impairment or disposal of long-lived assets. The statement is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of SFAS No. 144 will have a significant impact on its results of operations, consolidated financial position or cash flows.

      EMPLOYEE STOCK-BASED COMPENSATION
      The Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations in accounting for its employee stock options as permitted by SFAS No. 123 "Accounting for Stock-Based Compensation" and make the required pro forma disclosures required by SFAS No. 123 (see note
      8). Under APB No. 25, if the exercise price of the Company's stock options is not less than the estimated fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

      FAIR VALUE OF FINANCIAL INSTRUMENTS
      The carrying values of cash and cash equivalents, accounts receivable, work-in-progress, current liabilities and long-term debt approximate fair values as of December 31, 2001 and 2000.

      USE OF ESTIMATES
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from such estimates and changes in such estimates may affect amounts reported in future periods.

2.     BUSINESS COMBINATIONS

      In August 2001, the Company completed the acquisition of a line of critical care injectable and oral nutrition products from AstraZeneca AB, an affiliate of AstraZeneca PLC, in a business combination accounted for as a purchase. The product lines acquired are marketed under the M.V.I. and Aquasol brand names. The Company acquired these product lines and related intangible assets for payments of up to $100 million over three years. To finance the initial payment for this acquisition of $52.5 million, which included $3.7 million of inventory, the Company used the proceeds from the term loan, as described in note 7. Future guaranteed payments of $1.0 million each are due in August 2002 and 2003. Future contingent payments of $2.0 million and $43.5 million are potentially due in August 2003 and 2004, respectively, but are contingent upon certain obligations being completed by AstraZeneca, and have not yet been recorded as a liability on the Company's balance sheet. Revenues from the sales of these products are included in the Company's results of operations beginning on the acquisition date. The M.V.I. and Aquasol product lines did not have separable assets and liabilities associated with them, therefore the Company allocated the purchase price, including acquisition related expenses, to acquired identifiable intangible assets in the amount of $32.0 million, with the excess of the purchase price over the identifiable intangible assets recorded as goodwill in the amount of $19.2 million.

      In December 2001, the Company acquired from Novartis Pharmaceutical Corporation and Novartis Corporation a line of asthma products used in the prevention and reversal of bronchospasm in patients age 12 and older with asthma and reversible bronchospasm associated with bronchitis and emphysema, in a business combination accounted for as a purchase. The product line acquired is marketed under the Brethine brand name. The Company acquired this product line and related intangible assets for $26.6 million. To finance this acquisition, the Company used the proceeds from the additional $25 million term loan, as described in note 7, and used working capital to pay the remainder of the purchase price. Revenues from the sales of these products are included in the Company's results of operations beginning on the acquisition date. The Brethine product line did not have separable assets and liabilities associated with it, therefore the Company allocated the purchase price, including acquisition related expenses, to acquired identifiable intangible assets in the amount of $9.9 million, with the excess of the purchase price over the identifiable intangible assets recorded as goodwill in the amount of $16.7 million.

      The acquisitions of these product lines were the first steps taken by the Company toward achieving its goal of acquiring, improving, and marketing branded pharmaceutical products.

      In connection with the M.V.I. and Aquasol acquisition, the Company recorded $32.0 million in intangible assets which meet the criteria for having an indefinite life. In accordance with SFAS No. 142, these intangible assets are not being amortized. The intangible assets recorded in connection with this acquisition represents the trademarks, technology and know-how associated with the product lines. In addition, the value recorded as goodwill is not being amortized and will be evaluated for impairment on an annual basis in accordance with SFAS No. 142.

      During July 2001, the Company made an initial payment of $0.9 million to acquire a sterile manufacturing facility located in Charleston, South Carolina. Additional contingent payments of up to $5.0 million plus additional royalties may become due in increments through June 30, 2006 based on the level of manufacturing revenues at the Charleston facility during this period. These contingent payment obligations have not yet been recorded as a liability on our consolidated balance sheet.

      PRO FORMA FINANCIAL INFORMATION
      The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2001 and 2000 as if the above acquisitions had occurred on January 1, 2000.

                                                                         YEARS ENDED
                                                                        DECEMBER 31,
                                                                    ---------------------
                                                                      2001        2000
                                                                    ---------   ---------
                                                                    (IN THOUSANDS, EXCEPT
                                                                       PER SHARE DATA)
      Net revenues................................................  $180,820    $160,576
      Income before cumulative effect.............................    14,179       9,930
      Net income..................................................    14,179       8,969
      Basic earnings per share:
        Income before cumulative effect...........................  $   0.80    $   0.57
        Net income................................................  $   0.80    $   0.51
      Diluted earnings per share:
        Income before cumulative effect...........................  $   0.77    $   0.56
        Net income................................................  $   0.77    $   0.50

      These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions taken place on January 1, 2000. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

      MEDICAL & TECHNICAL RESEARCH ASSOCIATES, INC.
      In March 1999, the Company merged with Medical & Technical Research Associates, Inc. ("MTRA"), a clinical research organization located near Boston, Massachusetts, in exchange for approximately 1.3 million shares of aaiPharma stock, including conversion of MTRA stock options. The MTRA merger was accounted for as a pooling-of-interests, and accordingly, all prior period consolidated financial statements have been restated to include the results of operations, financial position, and cash flows of MTRA as though MTRA had always been a part of aaiPharma.

3.     TRANSACTION, INTEGRATION AND RESTRUCTURING COSTS

      In connection with the MTRA merger in March 1999, the Company recorded a $6.4 million nonrecurring charge to operating income reflecting the costs to complete the transaction, integrate the businesses and realign its workforce to its combined operating structure.

      Transaction costs were comprised of amounts owed to investment bankers and advisors as a percentage of the total merger consideration and other expenses directly related to the completion of the transaction, including financial reviews and legal fees. Personnel costs included the separation of approximately 58 employees in the U.S. and Europe to combine the clinical operations of the companies and realign the workforce in the combined organization. Facility and equipment costs included lease payments required under non-cancelable leases for vacant properties and the write-off of leasehold improvements and equipment that became redundant or obsolete due to the transaction.

      Other costs included integration costs directly related to the merger and costs resulting from actions taken to merge the operations.

      All transaction, integration and restructuring costs were incurred in 1999 and settled prior to January 1, 2001.

4.     ACCOUNTS RECEIVABLE, NET

      The following table presents the components of accounts receivable:

                                                                      DECEMBER 31,
                                                                    -----------------
                                                                     2001      2000
                                                                    -------   -------
                                                                     (IN THOUSANDS)
      Trade.......................................................  $27,559   $28,212
      Related parties.............................................       79       396
                                                                    -------   -------
      Total accounts receivable...................................   27,638    28,608
      Allowance for doubtful accounts.............................   (1,044)     (829)
                                                                    -------   -------
                Total accounts receivable, net....................  $26,594   $27,779
                                                                    =======   =======

5.     INVENTORIES

      The following table presents the components of inventories:

                                                                     DECEMBER 31,
                                                                    ---------------
                                                                     2001     2000
                                                                    ------   ------
                                                                    (IN THOUSANDS)
      Finished goods..............................................  $5,478   $   --
      Work-in-process.............................................   1,069      661
      Raw materials and supplies..................................   2,510    2,944
                                                                    ------   ------
        Inventories...............................................  $9,057   $3,605
                                                                    ======   ======

6.     PROPERTY AND EQUIPMENT, NET

      The following table presents the components of property and equipment:

                                                                       DECEMBER 31,
                                                                    -------------------
                                                                      2001       2000
                                                                    --------   --------
                                                                      (IN THOUSANDS)
      Land and improvements.......................................  $    968   $    923
      Buildings and improvements..................................    17,554     17,456
      Machinery and equipment.....................................    57,990     59,937
      Construction-in-progress....................................     2,373      1,069
                                                                    --------   --------
      Total cost of property and equipment........................    78,885     79,385
      Less accumulated depreciation...............................   (41,850)   (37,224)
                                                                    --------   --------
        Property and equipment, net...............................  $ 37,035   $ 42,161
                                                                    ========   ========

      Depreciation expense was approximately $7.0 million, $6.6 million, and $6.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

7.     DEBT AND CREDIT LINE

      The following table presents the components of current maturities of long-term debt and short-term debt:

                                                                      DECEMBER 31,
                                                                    -----------------
                                                                     2001      2000
                                                                    -------   -------
                                                                     (IN THOUSANDS)
      U.S. revolving credit facility..............................  $    --   $ 9,403
      U.S. bank debt..............................................       --     5,250
      German revolving credit facility............................       --     1,716
      Current maturities of long-term debt........................       --       515
                                                                    -------   -------
        Current maturities of long-term debt and short-term
           debt...................................................  $    --   $16,884
                                                                    =======   =======

      The following table presents the components of long-term debt:

                                                                      DECEMBER 31,
                                                                    -----------------
                                                                     2001      2000
                                                                    -------   -------
                                                                     (IN THOUSANDS)
      U.S. bank term loans........................................  $78,000   $ 1,024
      Obligations under asset purchase agreement..................      878        --
      Less current maturities of long-term debt...................       --      (515)
                                                                    -------   -------
                Total long-term debt due after one year...........  $78,878   $   509
                                                                    =======   =======

      In August 2001, the Company entered into the Second Amended and Restated Loan Agreement (the "Loan Agreement"), which expires in January 2003. The Company has the option to extend the Loan Agreement to December 31, 2006, subject to certain financial conditions. The Loan Agreement provides for borrowings of up to $85 million, consisting of a term loan of $60 million and a revolving credit facility of up to $25 million. In December 2001, the Company amended the Loan Agreement to provide for an additional $25 million term loan. In December 2001, the Company re-paid $7 million of the initial term loan. The revolving credit amount is based upon a borrowing base consisting of portions of accounts receivable and inventories. The Loan Agreement provides for variable interest rates based on LIBOR and is secured by a security interest on substantially all assets of the Company. At December 31, 2001, 30-day LIBOR was 1.87% and the interest rate applicable to borrowings under the Loan Agreement was 6.62%. If the Loan Agreement is not refinanced or extended by December 31, 2002, the Company is obligated to pay additional fees up to 2.0% of the outstanding balances under this term loan and the revolving credit facility. If the extension option has not been exercised by the end of the credit period, any outstanding balances under this facility must be repaid. Scheduled maturities of long-term debt in 2003 are $78.9 million. If the Loan Agreement is extended, quarterly principal payments on the term loans will begin in March 2003. The Loan Agreement requires the payment of certain commitment fees based on the unused portion of the line of credit. At December 31, 2001, the Company qualified for the entire $25.0 million borrowing base of the revolving credit facility.

      Under the terms of the Loan Agreement, the Company is required to comply with various covenants including, but not limited to, those pertaining to maintenance of certain financial ratios, and incurring additional indebtedness. The Company was in compliance with the financial covenants at December 31, 2001.

      The bank term loans include $78.0 million and $1.0 million with U.S. banks as of December 31, 2001 and 2000, respectively. The loans have variable interest rates based on LIBOR. The weighted average interest rate on these loans was approximately 7.5% and 8.7% for 2001 and 2000, respectively.

      Scheduled maturities of long-term debt as of December 31, 2001, if the Company exercises the extension option under the Loan Agreement, would be as follows:

2002......................................................   $    --
2003......................................................    16,478
2004......................................................    16,575
2005......................................................    20,475
2006......................................................    25,350
                                                             -------
Total.....................................................   $78,878
                                                             =======

      Under the Loan Agreement, the Company placed in escrow redeemable warrants to purchase 186,372 shares of common stock. The warrants are issued to the lenders or may be returned to the Company depending upon the occurrence of certain events, including the Company's exercise of its extension option or obtaining alternate financing and the full payment of its outstanding obligations under the Loan Agreement. The warrants have an exercise price of $0.001 per share, are issued in tranches through June 2002 and expire ten years from date of issuance. The fair value of the warrants at the time of issuance was recorded as additional financing costs to be amortized over the remaining term of the loan. These warrants contain certain "put" rights providing the holder with an option to require the Company to redeem the warrants, in part or in their entirety, at any time after the date of issuance unless the Company maintains an effective registration statement to cover the resale of the shares of common stock available under these warrants. If the holder exercises the put option, the warrants are redeemable at a value based on the current fair market value of the Company's common stock. The carrying value of the warrants is adjusted to market value each reporting period. At December 31, 2001, the Company had issued warrants to purchase 114,905 shares that were exercisable and represented a potential redemption value of $2.9 million.

8.     STOCKHOLDERS' EQUITY

      The authorized capital stock of the Company at December 31, 2001 and 2000 was 100 million shares of voting common stock, $0.001 par value per share, and 5 million shares of preferred stock, $0.001 par value per share. The preferred stock is issuable in one or more series by the Company's Board of Directors without further stockholder approval. No preferred stock was outstanding at December 31, 2001 or 2000. The Company has reserved 3,244,402 shares of common stock for issuance under the stock option plans at December 31, 2001.

      STOCK OPTION AND AWARD PLANS
      The Company has five stock option plans: the 2000 Stock Option Plan for Non-Employee Directors (the "2000 Plan"), the 1997 Stock Option Plan (the "1997 Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 1995 Stock Option Plan (the "1995 Plan") and the 1996 Incentive and Non-Qualified Stock Option Plan (the "MTRA Plan"). Under the 1995 Plan, the Board of Directors initially could grant options to purchase up to 242,538 shares of common stock. However, the Company has no obligation to issue the shares upon exercise of such options until it has purchased an equal number of shares from certain existing stockholders. Under the 2000 Plan, the 1997 Plan and the 1996 Plan, the Board of Directors initially could grant options to purchase up to 410,000, 2,644,000 and 495,627, respectively, of newly issued shares of common stock. aaiPharma adopted the MTRA Plan in March 1999 after the MTRA merger (see note 2). aaiPharma's Board of Directors reserved 517,500 shares to cover the exercise of the options under the MTRA Plan. The plans require that the exercise price of options cannot be less than either 100% (2000 Plan, 1997 Plan and MTRA Plan) or 75% (1996 and 1995 Plans) of the estimated fair market value of the Company's shares of common stock on the date of grant.

      The combined activity from all plans is presented in the following table:

                                                                             WEIGHTED AVERAGE
                                                                  SHARES      EXERCISE PRICE
                                                                 ---------   ----------------
      Outstanding, December 31, 1998...........................  1,900,959        $12.61
      Granted..................................................    474,600         11.72
      Exercised................................................    (28,949)         7.83
      Forfeited................................................   (194,410)        12.81
                                                                 ---------
      Outstanding, December 31, 1999...........................  2,152,200          9.60
      Granted..................................................    832,132          7.82
      Exercised................................................   (387,025)         0.87
      Forfeited................................................   (222,805)        12.05
                                                                 ---------
      Outstanding, December 31, 2000...........................  2,374,502         10.17
      Granted..................................................    571,832         15.91
      Exercised................................................   (396,016)         9.64
      Forfeited................................................   (219,665)        12.17
                                                                 ---------
      Outstanding, December 31, 2001...........................  2,330,653         11.47
                                                                 =========

      Information regarding stock options outstanding and options exercisable at December 31, 2001 is summarized in the table below:

                                         OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                  ----------------------------------   ----------------------
                                                WEIGHTED    WEIGHTED                 WEIGHTED
                                                 AVERAGE    AVERAGE                  AVERAGE
                                    SHARES      REMAINING   EXERCISE     SHARES      EXERCISE
      RANGE OF EXERCISE PRICES    OUTSTANDING     LIFE       PRICE     EXERCISABLE    PRICE
      ------------------------    -----------   ---------   --------   -----------   --------
      $ 0.72 - $ 8.00...........     605,936      7.76       $ 6.34      179,108      $ 4.74
      $ 8.13 - $12.72...........     577,851      8.08         9.76      228,861        9.78
      $12.81 - $14.03...........     662,349      6.60        13.23      462,181       13.21
      $14.63 - $22.00...........     484,517      9.08        17.53       49,185       18.61
                                   ---------                             -------
      $ 0.72 - $22.00...........   2,330,653      7.78        11.47      919,335       10.99
                                   =========                             =======

      The Company has adopted the disclosure-only provisions of SFAS No. 123. The fair value for stock options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions:

                                                                        YEARS ENDED
                                                                        DECEMBER 31,
                                                                    --------------------
                                                                    2001    2000   1999
                                                                    -----   ----   -----
      Expected dividend yield.....................................    0.0%  0.0%     0.0%
      Risk-free interest rate.....................................    4.6%  5.9%     5.8%
      Expected volatility.........................................  120.0%  67.0%  180.0%
      Expected life (in years from vesting).......................      5     5        5

      For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over the vesting period. The grant date Black-Scholes weighted average fair value of options was $13.35, $4.93 and $11.28 per share for 2001, 2000 and 1999, respectively.

      The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans; therefore, compensation expense has not been recognized for options granted at fair value. If compensation cost for the Company's plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below:

                                                             YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                        2001           2000           1999
                                                      ---------      ---------      ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
      Net income (loss):
        As reported................................   $  5,940       $   (402)      $ (7,913)
        Pro forma..................................      3,574         (2,469)       (10,162)
      Earnings (loss) per share:
        As reported --
           Basic...................................   $   0.33       $  (0.02)      $  (0.46)
           Diluted.................................   $   0.32       $  (0.02)      $  (0.46)
        Pro forma --
           Basic...................................   $   0.20       $  (0.14)      $  (0.59)
           Diluted.................................   $   0.20       $  (0.14)      $  (0.59)

9.     RELATED PARTY TRANSACTIONS

      Prior to the Company's merger with MTRA in March 1999, MTRA's president was the recipient of two loans from MTRA totaling $680,000. A promissory note, which accrued interest at 6%, was secured by shares of the Company's common stock owned by this executive. In 2001, the loans were fully repaid.

      CETAN TECHNOLOGIES, INC.
      In 1999, the Company advanced $300,000 to Cetan Technologies, Inc. ("Cetan"), formerly known as PharmComm, Inc., a company whose principal stockholders include Dr. Frederick Sancilio, Mr. James Waters and Mr. William Underwood, all directors of aaiPharma. One other stockholder of Cetan is a member of aaiPharma management.

      The advance payment was for services to be rendered by Cetan during 1999 and 2000 for scanning and indexing services required as part of aaiPharma's regulatory compliance and record retention policies. aaiPharma has engaged Cetan to perform these services since 1996 and has compensated Cetan pursuant to written agreements for the services. Cetan also provides computer validation services to aaiPharma, which are required for compliance with regulatory requirements.

      Total payments for scanning and validation services provided to aaiPharma by Cetan were approximately $4,000, $308,000, and $277,000 (excluding the advance payment) for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2000, the advance payment had been fully utilized.

      ENDEAVOR PHARMACEUTICALS, INC.
      In 1994, aaiPharma organized Endeavor Pharmaceuticals, Inc. with Berlex Laboratories, Inc. and several other investors to fund the development of hormone pharmaceutical products, initially focusing on several generic hormone products already under development by the Company. The Company has also agreed to permit Endeavor, under certain circumstances, the first right to purchase additional proprietary hormone pharmaceutical products developed by aaiPharma. aaiPharma obtained a 47% equity interest in Endeavor through the contribution of its accumulated product research and development and technical know-how. The other investors contributed cash in exchange for their interests which, for all investors, was in the form of convertible preferred stock. Based on a subsequent cash infusion by a new investor in 1995, the Company's interest in Endeavor was reduced to approximately 35%, on a fully diluted basis. In November 2000, Endeavor raised $46 million through the issuance of additional convertible preferred stock. At December 31, 2001, aaiPharma owned approximately 13% of the fully diluted common equity of Endeavor. Subsequent to the reduction in ownership percentage and its reduced influence over the Endeavor operations, the Company ceased accounting for this as an equity method investment and began to account for it under the cost method.

      Endeavor has accumulated significant losses since inception and this investment has been recorded at zero value since 1995.

      The Company had net sales to Endeavor for product development services of approximately $0.2 million, $0.7 million, and $2.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. aaiPharma had approximately $79,000 and $147,000 in related accounts receivable at December 31, 2001 and 2000, respectively.

      AESGEN, INC.
      Aesgen, Inc. ("Aesgen") was formally organized with an affiliate of the Mayo Clinic and MOVA Pharmaceutical Corporation and funded in 1995 through the issuance of approximately $11 million of nonconvertible, nonvoting, mandatorily redeemable, preferred stock. The Company made a cash investment of $1.6 million in such preferred stock, which is carried at cost, and is included in other noncurrent assets on the consolidated balance sheets.

      In October 2001, the Company entered into a Service Agreement and a Subscription Agreement with Aesgen, whereby the Company will perform certain clinical work for Aesgen and has agreed to receive Aesgen preferred stock in lieu of cash for the services performed. The Company has subscribed to $1.1 million of preferred stock, and will receive up to 10,829 shares of such stock, in lieu of cash. Through December 31, 2001, the Company has performed services under the agreement of $86,000. The preferred shares are to be issued in accordance with a timetable established by the Subscription Agreement.

      In December 2001, the Company entered into a Product Sales Agreement with Aesgen. Under this agreement, Aesgen sold its rights, title and interest to certain products to the Company. These products include five products for which abbreviated new drug applications have been filed with the United States Food and Drug Administration, and two products under development. As consideration for the purchase of these products, the Company waived all claims to amounts due from Aesgen and terminated the development and licensing agreement, as described below. At December 31, 2001, the approximate book value of these assets was $700,000.

      In February 2002, the Company purchased a proprietary product from Aesgen for payments of $1.0 million in cash and additional contingent milestone payments of up to $1.5 million. The Company intends to market this product as an extension of the Aquasol product line. Under this agreement, the Company is obligated to pay royalty payments, equal to 30% of the net revenues of this product less certain costs incurred in its manufacture and marketing, for the eight-year period following the first commercial sale of the product.

      In 1996, the Company sold to Aesgen marketing rights to a product under development by the Company. Under the agreement, Aesgen paid a license fee and would have paid additional royalties upon marketing the product. aaiPharma recognized net revenues of approximately $86,000, $100,000 and $100,000 from Aesgen for the years ended December 31, 2001, 2000 and 1999, respectively. aaiPharma had no related accounts receivable or work-in-progress at December 31, 2001, and had approximately $248,000 of related accounts receivable and $377,000 of related work-in-progress at December 31, 2000. aaiPharma had the right, under its development agreement with Aesgen, to provide certain product development and support services to Aesgen with respect to some generic drugs currently being developed by Aesgen, provided that aaiPharma's fees for such services were comparable to those of a competitor. In addition, under such development agreement, the Company had agreed not to develop, for its own account or any other person, a formulation of any of the generic products currently under development for Aesgen and any additional drugs that aaiPharma agrees to develop in the future for Aesgen.

10.    INCOME TAXES

      The following table presents the components for the provision for (benefit from) income taxes:

                                                                    YEARS ENDED DECEMBER 31,
                                                                   ---------------------------
                                                                    2001     2000       1999
                                                                   ------   -------   --------
                                                                         (IN THOUSANDS)
      Income (loss) before income taxes:
        United States............................................  $9,096   $(5,199)  $ (9,432)
        Non-U.S. ................................................      43     5,317       (759)
                                                                   ------   -------   --------
             Income (loss) before taxes..........................  $9,139   $   118   $(10,191)
                                                                   ======   =======   ========
      Provision for (benefit from) income taxes:
        Current:
           Federal...............................................  $1,654   $    --   $ (1,037)
           State.................................................   1,397        --         --
           Non-U.S. .............................................      --        --          5
                                                                   ------   -------   --------
                Total current taxes..............................   3,051        --     (1,032)
                                                                   ------   -------   --------
        Deferred:
           Federal...............................................   1,067      (882)      (897)
           State.................................................    (919)      441       (349)
           Non-U.S. .............................................      --        --         --
                                                                   ------   -------   --------
                Total deferred taxes.............................     148      (441)    (1,246)
                                                                   ------   -------   --------
                Provision for (benefit from) income taxes........  $3,199   $  (441)  $ (2,278)
                                                                   ======   =======   ========

      The following table presents the reconciliation of the provision for income taxes to the amount computed by applying the U.S. federal statutory income tax rate:

                                                                    YEARS ENDED DECEMBER 31,
                                                                   ---------------------------
                                                                    2001     2000       1999
                                                                   ------   -------   --------
                                                                         (IN THOUSANDS)
      Income (loss) before income taxes..........................  $9,139   $   118   $(10,191)
                                                                   ======   =======   ========
      Tax expense (benefit) using U.S. statutory income tax rate
        of 34%...................................................  $3,107   $    40   $ (3,465)
      State income taxes, net....................................     (11)      461       (349)
      Permanent items, net.......................................     395     1,160      1,504
      Non-U.S. operations, net...................................     (53)       --        126
      Tax credits................................................    (369)     (100)      (230)
      Change in reserve for deferred tax assets..................     129    (2,002)       136
      Other, net.................................................       1        --         --
                                                                   ------   -------   --------
           Provision for (benefit from) income taxes.............  $3,199   $  (441)  $ (2,278)
                                                                   ======   =======   ========

      Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred taxes are included in prepaids and other current assets and other accrued liabilities. The following table presents the deferred tax assets and deferred tax liability:

                                                                      DECEMBER 31,
                                                                    -----------------
                                                                     2001      2000
                                                                    -------   -------
                                                                     (IN THOUSANDS)
      Deferred tax assets, resulting from:
        Accrued liabilities.......................................  $ 1,202   $   325
        Accounts receivable.......................................      825       818
        Deferred revenue..........................................    4,667        --
        Tax credits...............................................      518       614
        U.S. net operating loss carryforwards.....................    1,801     2,857
        Non-U.S. net operating losses.............................    2,539     2,520
        Other items...............................................      (92)      548
                                                                    -------   -------
           Deferred tax assets....................................   11,460     7,682
      Deferred tax liability, resulting from property and
        equipment.................................................   (5,253)   (2,656)
      Valuation allowances on tax assets..........................   (2,649)   (2,520)
                                                                    -------   -------
           Net deferred tax assets................................  $ 3,558   $ 2,506
                                                                    =======   =======

      Valuation allowances have been provided for certain assets resulting from accumulated net operating losses from foreign entities since realization of such assets cannot be predicted with reasonable certainty at this time. As of December 31, 2001, the Company had approximately $40.0 million of state net operating loss carryforwards with the following expirations:
      $4.7 million in 2011, $10.5 million in 2014, $12.8 million in 2015, and $12.0 million in 2016.

11.    EMPLOYEE BENEFIT PLAN

      The Company provides retirement benefits for all domestic aaiPharma employees with one year of service through a defined contribution plan qualified under section 401(k) of the Internal Revenue Code of 1986, as amended. Participants may elect to contribute a portion of their annual compensation, subject to limitations. The Company makes matching contributions in aaiPharma stock equal to 50% of a participant's contribution up to a certain amount. Additionally, the Company makes profit-sharing contributions at the discretion of the Board of Directors. The Company has expensed $788,000, $880,000, and $607,000 for the years ended December 31, 2001, 2000 and 1999, respectively, for this benefit plan.

12.    COMMITMENTS AND CONTINGENCIES

      The Company leases land, buildings and equipment under renewable lease agreements classified as operating leases. Rent expense under these agreements for the years ended December 31, 2001, 2000 and 1999 was $6.9 million, $4.9 million, and $4.3 million, respectively. As of December 31, 2001, future minimum rentals due under non-cancelable operating lease agreements with initial terms of one year or more are: $7.1 million -- 2002; $5.6 million -- 2003; $5.6 million -- 2004; $5.2 million -- 2005; $3.7 million in 2006 and $12.7 million -- thereafter.

      The Company currently leases two significant facilities, including its headquarters facility in Wilmington, North Carolina, under the terms of a tax retention operating lease. The lease for these facilities covered an initial period of three years with two one-year renewal periods. At the end of the initial period, the Company elected to extend the lease under the first renewal period. At the end of the renewal term, the Company may elect to purchase the facilities at fair market value, extend the lease or the properties may be sold.

      The Company is party to a number of legal actions with companies that market generic drugs. The Company filed three cases in the United States District Court for the Eastern District of North Carolina claiming infringement of certain of its fluoxetine hydrochloride patents. Fluoxetine hydrochloride is an active ingredient in the drug marketed by Eli Lilly as Prozac. Each of the defendants in these three actions, Dr. Reddy's Laboratories Ltd., a pharmaceutical company based in India, and its U.S. affiliate, Dr. Reddy's Laboratories, Inc. (formerly Reddy-Cheminor, Inc.), Barr Laboratories, Inc., and PAR Pharmaceuticals, Inc. sell a generic fluoxetine hydrochloride product in the United States.

      The Company is also involved in three actions centered on its omeprazole-related patents. Omeprazole is the active ingredient found in Prilosec, a drug sold by AstraZeneca AB. Two cases have been filed against the Company by Dr. Reddy's Laboratories Ltd. and Dr. Reddy's Laboratories, Inc. in the United States District Court for the Southern District of New York. In these cases, the plaintiffs are seeking a declaratory judgment that their omeprazole products do not infringe the Company's patents and in addition, they are challenging the validity of five of the Company's omeprazole patents. They also seek to recover costs and attorney's fees. Furthermore, in the second case, filed in November 2001, the plaintiffs are seeking damages for alleged misappropriation of trade secrets, tortious interference, unfair competition and violations of the North Carolina Unfair Trade Practice Act.

      The third case involving the Company's omeprazole patents was brought in August 2001 by Andrx Pharmaceuticals, Inc. ("Andrx") in the United States District Court for the Southern District of New York. Andrx is challenging the validity of three of the Company's omeprazole patents, and is also seeking a declaratory judgment that its generic omeprazole product does not infringe these patents. Furthermore, Andrx claims violations of federal and state antitrust laws with respect to the licensing of these omeprazole patents and is seeking injunctive relief and unspecified treble damages.

      The Company may be party to other lawsuits and administrative proceedings incidental to the normal course of its business which are not considered material.

13.    FINANCIAL INFORMATION BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

      The Company operates in three business segments consisting of a product sales business, primarily comprised of the NeoSan Pharmaceuticals business unit, a product development business, primarily the aaiResearch business unit, and a fee-for-service business, primarily the AAI International business unit. The product sales business provides for the sales of M.V.I., Aquasol and Brethine product lines and for the commercial manufacturing of small quantity products outsourced by other pharmaceutical companies. In the product development segment, the Company internally develops drugs and technologies with the objective of licensing marketing rights to third parties in exchange for license fees and royalties. The core services provided on a fee-for-service basis to pharmaceutical and biotechnology industries worldwide include comprehensive formulation, testing and manufacturing expertise, in addition to the ability to take investigational products into and through human clinical trials. The majority of the Company's non-U.S. operations are located in Germany.

      Corporate income (loss) from operations includes general corporate overhead costs and goodwill amortization, which are not directly attributable to a business segment. Financial data by segment and geographic region are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     2001       2000       1999
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
NET REVENUES:
Product sales....................................  $ 27,448   $  7,341   $ 12,726
Product development..............................    20,426      9,896     10,065
Research revenues:
  Non-clinical...................................    64,262     62,821     51,652
  Clinical.......................................    28,937     24,187     27,732
                                                   --------   --------   --------
                                                     93,199     87,008     79,384
                                                   --------   --------   --------
                                                   $141,073   $104,245   $102,175
                                                   ========   ========   ========

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     2001       2000       1999
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
United States....................................  $129,464   $ 88,077   $ 85,289
Germany..........................................    15,442     17,888     17,934
Other............................................       916      1,554      2,132
Less intercompany................................    (4,749)    (3,274)    (3,180)
                                                   --------   --------   --------
                                                   $141,073   $104,245   $102,175
                                                   ========   ========   ========
INCOME (LOSS) FROM OPERATIONS:
Product sales....................................  $  7,691   $    257   $  1,266
Product development..............................     9,819     (3,479)    (2,048)
Research revenues:
  Non-clinical...................................     4,639     15,661      5,353
  Clinical.......................................     4,037        934       (466)
                                                   --------   --------   --------
                                                      8,676     16,595      4,887
                                                   --------   --------   --------

Corporate........................................   (12,957)   (11,339)    (6,487)
Corporate restructuring charges..................        --         --     (6,400)
                                                   --------   --------   --------
                                                   $ 13,229   $  2,034   $ (8,782)
                                                   ========   ========   ========

United States....................................  $ 13,095   $ (3,504)  $ (8,726)
Germany..........................................       440      6,079         71
Other............................................      (306)      (541)      (127)
                                                   --------   --------   --------
                                                   $ 13,229   $  2,034   $ (8,782)
                                                   ========   ========   ========
TOTAL ASSETS:
Product sales....................................  $105,541   $  5,673   $ 10,275
Product development..............................     7,832      4,856      5,392
Research revenues................................    55,555     78,505     84,641
Corporate........................................    27,358     23,117     23,250
                                                   --------   --------   --------
                                                   $196,286   $112,151   $123,558
                                                   ========   ========   ========

United States....................................  $176,518   $ 90,037   $ 99,543
Germany..........................................    18,794     21,067     22,559
Other............................................       974      1,047      1,456
                                                   --------   --------   --------
                                                   $196,286   $112,151   $123,558
                                                   ========   ========   ========

14.    FINANCIAL RESULTS BY QUARTER (UNAUDITED)

                                                            QUARTER
                                             -------------------------------------
                                              FIRST    SECOND     THIRD    FOURTH
                                             -------   -------   -------   -------
                                                   (IN THOUSANDS, EXCEPT PER
                                                        SHARE AMOUNTS)
2001
Net revenues...............................  $30,197   $29,884   $34,908   $46,084
Gross margin...............................   14,748    14,608    16,587    24,758
Net income.................................      816     1,014       708     3,402
Basic earnings per share...................  $  0.04   $  0.06   $  0.04   $  0.19
Diluted earnings per share:................  $  0.04   $  0.06   $  0.04   $  0.18

                                                            QUARTER
                                             -------------------------------------
                                              FIRST    SECOND     THIRD    FOURTH
                                             -------   -------   -------   -------
                                                   (IN THOUSANDS, EXCEPT PER
                                                        SHARE AMOUNTS)
2000
Net revenues...............................  $25,089   $27,959   $24,083   $27,114
Gross margin...............................   12,733    15,335    11,739    13,483
Income (loss) before cumulative effect of
  accounting change........................      707     1,718      (537)   (1,329)
Net income (loss)..........................     (254)    1,718      (537)   (1,329)
Basic earnings (loss) per share:
  Income (loss) before cumulative effect...  $  0.04   $  0.10   $ (0.03)  $ (0.08)
  Net income (loss)........................  $ (0.01)  $  0.10   $ (0.03)  $ (0.08)
Diluted earnings (loss) per share:
  Income (loss) before cumulative effect...  $  0.04   $  0.10   $ (0.03)  $ (0.08)
  Net income (loss)........................  $ (0.01)  $  0.10   $ (0.03)  $ (0.08)

15.    SUBSEQUENT EVENT

      On February 18, 2002, the Company entered into an agreement with Eli Lilly and Company to acquire the U.S. rights to the Darvon and Darvocet branded product lines for the treatment of mild to moderate pain for $211.4 million in cash, subject to reduction based on net sales of these products before and after the closing of the acquisition. The Company anticipates completing this acquisition by the end of the first half of 2002. The Company is currently seeking senior secured and senior subordinated debt financing of an aggregate of $350 million to fund the acquisition of these product lines, to repay indebtedness outstanding under its existing loan agreement, to terminate its outstanding tax retention operating lease, as discussed in note 12, and purchase the underlying properties, and related fees and expenses.

16.    FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTORS

      The Company intends to issue, late in the first quarter of 2002, senior secured notes and subordinated debentures (the "Notes"), as discussed in note 15, which will be guaranteed by the Company's domestic subsidiaries.

      The following presents condensed consolidating financial information for the Company, segregating: (1) aaiPharma Inc., which will issue the Notes (the "Issuer"); (2) the domestic subsidiaries which will guarantee the Notes (the "Guarantor Subsidiaries"); and (3) all other subsidiaries (the "Non-Guarantor Subsidiaries"). The guarantor subsidiaries are wholly-owned direct subsidiaries of the Company and their guarantees are full, unconditional and joint and several. Wholly-owned subsidiaries are presented on the equity basis of accounting. Certain reclassifications have been made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminating entries eliminate investments in subsidiaries and inter-company balances and transactions.

      The following information presents consolidating statements of operations, balance sheets and cash flows for the periods and as of the dates indicated:

                                                     YEAR ENDED DECEMBER 31, 2001
                                  -------------------------------------------------------------------
                                                               NON-
                                             GUARANTOR      GUARANTOR
                                  ISSUER    SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                  -------   ------------   ------------   ------------   ------------
      Net revenues..............  $57,842     $71,622        $16,357        $ (4,748)      $141,073
      Equity earnings from
        subsidiaries............   22,419          --             --         (22,419)            --
                                  -------     -------        -------        --------       --------
        Total revenues..........   80,261      71,622         16,357         (27,167)       141,073
      Operating costs and
        expenses:
        Direct costs............   36,835      27,541         10,744          (4,748)        70,372
        Selling.................    7,371       5,213          1,390              --         13,974
        General and
           administrative.......   20,127       6,308          4,089              --         30,524
        Research and
           development..........    1,757       9,094             --              --         10,851
        Direct pharmaceutical
           start-up costs.......       --       2,123             --              --          2,123
                                  -------     -------        -------        --------       --------
                                   66,090      50,279         16,223          (4,748)       127,844
                                  -------     -------        -------        --------       --------
      Income (loss) from
        operations..............   14,171      21,343            134         (22,419)        13,229
      Other income (expense):
        Interest, net...........   (1,377)     (2,123)          (146)             --         (3,646)
        Net intercompany
           interest.............   (3,621)      3,781           (160)             --             --
        Other...................     (182)       (477)           215              --           (444)
                                  -------     -------        -------        --------       --------
                                   (5,180)      1,181            (91)             --         (4,090)
                                  -------     -------        -------        --------       --------
      Income (loss) before
        income taxes............    8,991      22,524             43         (22,419)         9,139
      Provision for (benefit
        from) income taxes......    3,051         153             (5)             --          3,199
                                  -------     -------        -------        --------       --------
      Net income (loss).........  $ 5,940     $22,371        $    48        $(22,419)      $  5,940
                                  =======     =======        =======        ========       ========

                                                     YEAR ENDED DECEMBER 31, 2000
                                  -------------------------------------------------------------------
                                                               NON-
                                             GUARANTOR      GUARANTOR
                                  ISSUER    SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                  -------   ------------   ------------   ------------   ------------
      Net revenues..............  $59,960     $28,119        $19,441        $ (3,275)      $104,245
      Equity earnings from
        subsidiaries............   12,841          --             --         (12,841)            --
                                  -------     -------        -------        --------       --------
        Total revenues..........   72,801      28,119         19,441         (16,116)       104,245
      Operating costs and
        expenses:
        Direct costs............   28,640      17,566          8,024          (3,275)        50,955
        Selling.................    8,081       2,380          1,430              --         11,891
        General and
           administrative.......   17,875       6,447          2,822              --         27,144
        Research and
           development..........   10,040         554          1,627              --         12,221
                                  -------     -------        -------        --------       --------
                                   64,636      26,947         13,903          (3,275)       102,211
                                  -------     -------        -------        --------       --------
      Income (loss) from
        operations..............    8,165       1,172          5,538         (12,841)         2,034
      Other income (expense):
        Interest, net...........   (1,656)         19           (497)             --         (2,134)
        Net intercompany
           interest.............   (6,476)      6,476             --              --             --
        Other...................       85        (143)           276              --            218
                                  -------     -------        -------        --------       --------
                                   (8,047)      6,352           (221)             --         (1,916)
                                  -------     -------        -------        --------       --------
      Income (loss) before
        income taxes and
        cumulative effect of
        accounting change.......      118       7,524          5,317         (12,841)           118
      Provision for (benefit
        from) income taxes......     (441)         --             --              --           (441)
                                  -------     -------        -------        --------       --------
      Income (loss) before
        cumulative effect of
        accounting change.......      559       7,524          5,317         (12,841)           559
      Cumulative effect of a
        change in accounting
        principle, net of a tax
        benefit of $495.........     (961)         --             --              --           (961)
                                  -------     -------        -------        --------       --------
      Net income (loss).........  $  (402)    $ 7,524        $ 5,317        $(12,841)      $   (402)
                                  =======     =======        =======        ========       ========

                                                      YEAR ENDED DECEMBER 31, 1999
                                  --------------------------------------------------------------------
                                                                NON-
                                              GUARANTOR      GUARANTOR
                                   ISSUER    SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                  --------   ------------   ------------   ------------   ------------
      Net revenues..............  $ 60,297     $24,993        $20,066        $(3,181)       $102,175
      Equity earnings from
        subsidiaries............     2,519          --             --         (2,519)             --
                                  --------     -------        -------        -------        --------
        Total revenues..........    62,816      24,993         20,066         (5,700)        102,175
      Operating costs and
        expenses:
        Direct costs............    31,541      15,837         11,654         (2,893)         56,139
        Selling.................     7,942       2,158          2,060             --          12,160
        General and
           administrative.......    15,565       5,052          4,569             --          25,186
        Research and
           development..........     9,119         401          1,840           (288)         11,072
        Transaction, integration
           and restructuring
           costs................     6,400          --             --             --           6,400
                                  --------     -------        -------        -------        --------
                                    70,567      23,448         20,123         (3,181)        110,957
                                  --------     -------        -------        -------        --------
      Income (loss) from
        operations..............    (7,751)      1,545            (57)        (2,519)         (8,782)
      Other income (expense):
        Interest, net...........      (584)         43           (715)            --          (1,256)
        Net intercompany
           interest.............      (212)        212             --             --              --
        Other...................    (2,416)      2,250             13             --            (153)
                                  --------     -------        -------        -------        --------
                                    (3,212)      2,505           (702)            --          (1,409)
                                  --------     -------        -------        -------        --------
      Income (loss) before
        income taxes............   (10,963)      4,050           (759)        (2,519)        (10,191)
      Provision for (benefit
        from) income taxes......    (3,050)        767              5             --          (2,278)
                                  --------     -------        -------        -------        --------
      Net income (loss).........  $ (7,913)    $ 3,283        $  (764)       $(2,519)       $ (7,913)
                                  ========     =======        =======        =======        ========

                                                          DECEMBER 31, 2001
                                 --------------------------------------------------------------------
                                                               NON-
                                             GUARANTOR      GUARANTOR
                                  ISSUER    SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                 --------   ------------   ------------   ------------   ------------
  ASSETS
  Current assets:
    Cash and cash
       equivalents.............  $  5,301     $    154       $   916        $     --       $  6,371
    Accounts receivable, net...    13,189        8,415         2,690           2,300         26,594
    Work-in-progress...........     3,871        5,099         3,794          (2,300)        10,464
    Inventories................     2,955        5,584           518              --          9,057
    Prepaid and other current
       assets..................     3,081        2,640           251              --          5,972
                                 --------     --------       -------        --------       --------
         Total current
            assets.............    28,397       21,892         8,169              --         58,458
  Investments in and advances
    to subsidiaries............    66,061      (46,202)           --         (19,859)            --
  Property and equipment,
    net........................    27,724        5,841         3,470              --         37,035
  Goodwill and other
    intangibles, net...........     1,071       79,383         8,050              --         88,504
  Other assets.................     7,372        4,836            81              --         12,289
                                 --------     --------       -------        --------       --------
         Total assets..........  $130,625     $ 65,750       $19,770        $(19,859)      $196,286
                                 ========     ========       =======        ========       ========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable...........  $  3,626     $ 10,236       $ 1,582        $     --       $ 15,444
    Customer advances..........     3,883        6,874         2,592              --         13,349
    Accrued wages and
       benefits................     2,040          958           881              --          3,879
    Other accrued
       liabilities.............     2,821        2,572           302            (402)         5,293
    Current maturities of
       long-term debt and
       short-term debt.........        --           14            --             (14)            --
                                 --------     --------       -------        --------       --------
         Total current
            liabilities........    12,370       20,654         5,357            (416)        37,965
  Long-term debt, less current
    portion....................        --       78,878            --              --         78,878
  Other liabilities............       224           --            --              --            224
  Investments in and advances
    to subsidiaries............    79,157      (83,625)        4,052             416             --
  Redeemable warrants..........     2,855           --            --              --          2,855
  Stockholders' equity.........    36,019       49,843        10,361         (19,859)        76,364
                                 --------     --------       -------        --------       --------
         Total liabilities and
            stockholders'
            equity.............  $130,625     $ 65,750       $19,770        $(19,859)      $196,286
                                 ========     ========       =======        ========       ========

                                                          DECEMBER 31, 2000
                                 --------------------------------------------------------------------
                                                               NON-
                                             GUARANTOR      GUARANTOR
                                  ISSUER    SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                 --------   ------------   ------------   ------------   ------------
  ASSETS
  Current assets:
    Cash and cash
       equivalents.............  $    639     $    497       $    89        $     --       $  1,225
    Accounts receivable, net...    17,404        4,157         6,218              --         27,779
    Work-in-progress...........     8,230        2,606         2,291              --         13,127
    Inventories................     2,924           65           616              --          3,605
    Prepaid and other current
       assets..................     7,295        1,681           165              --          9,141
                                 --------     --------       -------        --------       --------
         Total current
            assets.............    36,492        9,006         9,379              --         54,877
  Investments in and advances
    to subsidiaries............    66,061      (46,202)           --         (19,859)            --
  Property and equipment,
    net........................    33,810        4,798         3,553              --         42,161
  Goodwill and other
    intangibles, net...........       814        1,355         9,097              --         11,266
  Other assets.................     2,993          769            85              --          3,847
                                 --------     --------       -------        --------       --------
         Total assets..........  $140,170     $(30,274)      $22,114        $(19,859)      $112,151
                                 ========     ========       =======        ========       ========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable...........  $  4,057     $  3,408       $ 1,385        $     --       $  8,850
    Customer advances..........     2,993        7,280         1,647              --         11,920
    Accrued wages and
       benefits................       967          921           822              --          2,710
    Other accrued
       liabilities.............     2,446          772           737              --          3,955
    Current maturities of
       long-term debt and
       short-term debt.........    15,111           57         1,716              --         16,884
                                 --------     --------       -------        --------       --------
         Total current
            liabilities........    25,574       12,438         6,307              --         44,319
  Long-term debt, less current
    portion....................       494           15            --              --            509
  Other liabilities............     1,602           --            --              --          1,602
  Investments in and advances
    to subsidiaries............    65,379      (70,248)        4,869              --             --
  Stockholders' equity.........    47,121       27,521        10,938         (19,859)        65,721
                                 --------     --------       -------        --------       --------
         Total liabilities and
            stockholders'
            equity.............  $140,170     $(30,274)      $22,114        $(19,859)      $112,151
                                 ========     ========       =======        ========       ========

                                                      YEAR ENDED DECEMBER 31, 2001
                                  --------------------------------------------------------------------
                                                                NON-
                                              GUARANTOR      GUARANTOR
                                   ISSUER    SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                  --------   ------------   ------------   ------------   ------------
  Cash flows from operating
    activities:
    Net income (loss)...........  $  5,940     $ 22,371       $    48        $(22,419)      $  5,940
    Adjustments to reconcile net
       income (loss) to net cash
       provided by operating
       activities:
       Depreciation and
         amortization...........     3,661        2,764         1,330              --          7,755
       Other....................       449          458           358              --          1,265
    Changes in operating assets
       and liabilities:
       Trade and other
         receivables............     4,238       (6,559)        3,177              --            856
       Work-in-progress.........     4,358         (192)       (1,632)             --          2,534
       Inventories..............       (30)      (5,519)           97              --         (5,452)
       Prepaid and other
         assets.................     3,380       (5,485)         (127)             --         (2,232)
       Accounts payable.........      (430)       6,828           275              --          6,673
       Customer advances........       890         (406)        1,038              --          1,522
       Accrued wages and
         benefits and other
         accrued liabilities....        68        1,836           (12)           (402)         1,490
       Intercompany receivables
         and payables...........    (9,099)     (12,917)         (819)         22,835             --
                                  --------     --------       -------        --------       --------
  Net cash provided by operating
    activities..................    13,425        3,179         3,733              14         20,351
                                  --------     --------       -------        --------       --------
  Cash flows from investing
    activities:
    Purchases of property and
       equipment................      (174)      (4,821)       (1,320)             --         (6,315)
    Proceeds from sales of
       property and equipment...     2,792          645            76              --          3,513
    Acquisitions................      (983)     (78,117)           --              --        (79,100)
    Other.......................       151           --            --              --            151
                                  --------     --------       -------        --------       --------
  Net cash provided by (used in)
    investing activities........     1,786      (82,293)       (1,244)             --        (81,751)
                                  --------     --------       -------        --------       --------
  Cash flows from financing
    activities:
    Net payments on short-term
       debt.....................   (14,653)          --        (1,619)             --        (16,272)
    Proceeds from long-term
       borrowings...............        --       78,878            --              --         78,878
    Payments on long-term
       borrowings...............      (952)         (58)           --             (14)        (1,024)
    Issuance of common stock....     5,123           --            --              --          5,123
    Other.......................       (67)         (49)          (36)             --           (152)
                                  --------     --------       -------        --------       --------
  Net cash (used in) provided by
    financing activities........   (10,549)      78,771        (1,655)            (14)        66,553
                                  --------     --------       -------        --------       --------
  Net increase (decrease) in
    cash and cash equivalents...     4,662         (343)          834              --          5,153
  Effect of exchange rate
    changes on cash.............        --           --            (7)             --             (7)
  Cash and cash equivalents,
    beginning of year...........       639          497            89              --          1,225
                                  --------     --------       -------        --------       --------
  Cash and cash equivalents, end
    of year.....................  $  5,301     $    154       $   916        $     --       $  6,371
                                  ========     ========       =======        ========       ========

                                                      YEAR ENDED DECEMBER 31, 2000
                                   -------------------------------------------------------------------
                                                                NON-
                                              GUARANTOR      GUARANTOR
                                   ISSUER    SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                   -------   ------------   ------------   ------------   ------------
  Cash flows from operating
    activities:
    Net income (loss)............  $  (402)    $  7,524        $5,317        $(12,841)      $   (402)
    Adjustments to reconcile net
       income (loss) to net cash
       provided by operating
       activities:
       Depreciation and
         amortization............    4,892          967         1,394              --          7,253
       Other.....................      228          303           (68)             --            463
       Changes in operating
         assets and liabilities:
         Trade and other
            receivables..........    7,287        2,838        (3,407)             --          6,718
         Work-in-progress........     (952)      (1,548)        2,200              --           (300)
         Inventories.............   (1,723)         (16)         (200)             --         (1,939)
         Prepaid and other
            assets...............     (189)         944           182              --            937
         Accounts payable........      894          823           247              --          1,964
         Customer advances.......    2,038        1,577          (672)             --          2,943
         Accrued wages and
            benefits and other
            accrued
            liabilities..........      (71)      (1,617)       (1,245)             --         (2,933)
         Intercompany receivables
            and payables.........   (5,307)     (10,245)        2,711          12,841             --
                                   -------     --------        ------        --------       --------
  Net cash provided by operating
    activities...................    6,695        1,550         6,459              --         14,704
                                   -------     --------        ------        --------       --------
  Cash flows from investing
    activities:
    Purchases of property and
       equipment.................   (2,114)      (1,501)         (971)             --         (4,586)
    Proceeds from sales of
       property and equipment....       --           18           289              --            307
    Other........................     (258)          --           592              --            334
                                   -------     --------        ------        --------       --------
  Net cash used in investing
    activities...................   (2,372)      (1,483)          (90)             --         (3,945)
                                   -------     --------        ------        --------       --------
  Cash flows from financing
    activities:
    Net payments on short-term
       debt......................   (4,075)          --        (6,580)             --        (10,655)
    Payments on long-term
       borrowings................     (610)         (63)           --              --           (673)
    Issuance of common stock.....      405           --            --              --            405
    Other........................     (592)         (12)           27              --           (577)
                                   -------     --------        ------        --------       --------
  Net cash used in financing
    activities...................   (4,872)         (75)       (6,553)             --        (11,500)
                                   -------     --------        ------        --------       --------
  Net decrease in cash and cash
    equivalents..................     (549)          (8)         (184)             --           (741)
  Effect of exchange rate changes
    on cash......................       --           --           (22)             --            (22)
  Cash and cash equivalents,
    beginning of year............    1,188          505           295              --          1,988
                                   -------     --------        ------        --------       --------
  Cash and cash equivalents, end
    of year......................  $   639     $    497        $   89        $     --       $  1,225
                                   =======     ========        ======        ========       ========

                                                        YEAR ENDED DECEMBER 31, 1999
                                    --------------------------------------------------------------------
                                                                  NON-
                                                GUARANTOR      GUARANTOR
                                     ISSUER    SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                    --------   ------------   ------------   ------------   ------------
  Cash flows from operating
    activities:
    Net income (loss).............  $ (7,913)    $  3,283       $  (764)       $(2,519)       $ (7,913)
    Adjustments to reconcile net
      income (loss) to net cash
      provided by (used in)
      operating activities:
      Depreciation and
         amortization.............     4,610        1,027         1,611             --           7,248
      Deferred income taxes.......       653           --            --             --             653
      Restructuring costs.........       699           --            --             --             699
      Other.......................         3           --            51             --              54
      Changes in operating assets
         and liabilities:
         Trade and other
           receivables............    (7,071)         454           202            108          (6,307)
         Work-in-progress.........     3,309         (430)       (1,966)            --             913
         Inventories..............       403          (49)           67             --             421
         Prepaid and other
           assets.................    (6,371)         511           129             12          (5,719)
         Accounts payable.........      (161)         641          (413)            --              67
         Customer advances........    (3,256)       1,176           607             --          (1,473)
         Accrued wages and
           benefits and other
           accrued liabilities....      (620)          --        (1,887)         1,120          (1,387)
         Intercompany receivables
           and payables...........    10,578      (14,084)        1,136          2,370              --
                                    --------     --------       -------        -------        --------
  Net cash (used in) provided by
    operating activities..........    (5,137)      (7,471)       (1,227)         1,091         (12,744)
                                    --------     --------       -------        -------        --------
  Cash flows from investing
    activities:
    Purchases of property and
      equipment...................   (10,825)      (1,908)         (754)            --         (13,487)
    Other.........................      (153)          --            --             --            (153)
                                    --------     --------       -------        -------        --------
  Net cash used in investing
    activities....................   (10,978)      (1,908)         (754)            --         (13,640)
                                    --------     --------       -------        -------        --------
  Cash flows from financing
    activities:
    Net proceeds from (payments
      on) short-term debt.........    18,121         (352)          435             --          18,204
    Payments on long-term
      borrowings..................      (911)      (1,368)           --             --          (2,279)
    Other.........................       301           --         1,065         (1,091)            275
                                    --------     --------       -------        -------        --------
  Net cash provided by (used in)
    financing activities..........    17,511       (1,720)        1,500         (1,091)         16,200
                                    --------     --------       -------        -------        --------
  Net increase (decrease) in cash
    and cash equivalents..........     1,396      (11,099)         (481)            --         (10,184)
  Effect of exchange rate changes
    on cash.......................        --           --          (127)            --            (127)
  Cash and cash equivalents,
    beginning of year.............      (208)      11,604           903             --          12,299
                                    --------     --------       -------        -------        --------
  Cash and cash equivalents, end
    of year.......................  $  1,188     $    505       $   295        $    --        $  1,988
                                    ========     ========       =======        =======        ========

                         THE MULTIVITAMINS PRODUCT LINE
                       (A PRODUCT LINE OF ASTRAZENECA LP)

                   STATEMENTS OF REVENUES AND DIRECT EXPENSES

             FOR THE PERIOD FROM JANUARY 1, 2001 TO AUGUST 17, 2001
                 AND THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
AstraZeneca LP:

We have audited the accompanying statements of revenues and direct expenses for the period from January 1, 2001 to August 17, 2001 and the years ended December 31, 2000 and 1999 of the Multivitamins Product Line of AstraZeneca LP (AZLP), an indirect wholly-owned subsidiary of AstraZeneca plc (AstraZeneca). These financial statements are the responsibility of AZLP's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared to present the revenues and direct expenses of the Multivitamins Product Line pursuant to the Asset Purchase Agreement, dated July 25, 2001 between NeoSan Pharmaceuticals Inc., a subsidiary of aaiPharma, and AstraZeneca, and are not intended to be a complete presentation of the Multivitamin Product Line financial position, results of operations, or cash flows.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Multivitamins Product Line revenues and direct expenses for the period from January 1, 2001 to August 17, 2001 and the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

                                                                    /s/ KPMG LLP

Philadelphia, Pennsylvania
March 1, 2002

                         THE MULTIVITAMINS PRODUCT LINE

                       (A PRODUCT LINE OF ASTRAZENECA LP)

                   STATEMENTS OF REVENUES AND DIRECT EXPENSES

                                 (IN THOUSANDS)

                                                         FOR THE           FOR THE YEARS ENDED
                                                       PERIOD FROM            DECEMBER 31,
                                                     JANUARY 1, 2001       -------------------
                                                    TO AUGUST 17, 2001      2000        1999
                                                    ------------------     -------     -------
Net sales.........................................       $24,559           $37,257     $32,258
Cost of goods sold................................        13,373            17,400      16,164
                                                         -------           -------     -------
  Gross margin....................................        11,186            19,857      16,094
Direct expenses:
  Selling and other expenses......................         1,017             2,849       1,364
  Drug development expenses.......................           153                 5          --
  Amortization expense............................           460               733         733
                                                         -------           -------     -------
          Excess of revenue over direct
            expenses..............................       $ 9,556           $16,270     $13,997
                                                         =======           =======     =======

     See accompanying notes to statements of revenues and direct expenses.

                         The Multivitamins Product Line

                       (A Product Line of AstraZeneca LP)

                         Notes to Financial Statements

                 August 17, 2001 and December 31, 2000 and 1999

                                 (In Thousands)

1.     ORGANIZATION AND DESCRIPTION OF BUSINESS

      The Multivitamins Product Line is defined as the rights to market and sell the following products in the United States: MVI-12, MVI-Pediatric, Aquasol A and Aquasol E (collectively, the Multivitamins Product Line). The Multivitamins Product Line consist of vitamin supplements in intravenous solutions for adults and children. The Multivitamins Product Line is sold in the United States primarily to wholesalers and retailers.

      The Multivitamins Product Line is sold by AstraZeneca LP (AZLP), an indirect wholly owned subsidiary of AstraZeneca AB (formerly Astra AB). On April 5, 1999, Astra AB combined with Zeneca Group PLC to form the global entity AstraZeneca PLC (collectively, AstraZeneca). Prior to July 1, 1998, the Multivitamins Product Line was sold by Astra USA. As part of a reorganization, the net assets of Astra USA including the Multivitamins Product Line was contributed to Astra Pharmaceuticals LP (subsequently renamed AZLP). The contributed net assets of Astra USA were recorded by AZLP at predecessor basis.

      Effective August 18, 2001, NeoSan Pharmaceuticals, Inc., a wholly owned subsidiary of aaiPharma Inc., acquired the Multivitamins Product Line from AstraZeneca AB pursuant to an Asset Purchase Agreement dated July 25, 2001.

2.     BASIS OF PRESENTATION

      The accompanying historical financial statements present the revenues and direct expenses of the Multivitamins Product Line and do not purport to represent all the costs, expenses and resultant operating earnings associated with a stand-alone, separate company. AZLP did not account for the Multivitamins Product Line as a separate entity. Further, there was not a separate field sales force for the Multivitamins Product Line. Accordingly, the information included in the accompanying historical financial statements has been obtained from AZLP and AstraZeneca consolidated financial records, which in all material respects are in accordance with accounting principles generally accepted in the United States of America (US GAAP).

      AstraZeneca performs certain functions for the Multivitamins Product Line including, but not limited to, corporate management, field sales force, certain legal services, administration of insurance, treasury, information systems, finance department, corporate income tax administration, employee compensation and benefit management, facilities and other corporate expenses. The costs of these corporate AstraZeneca services have not historically been allocated to its products, are not directly attributable or specifically identifiable to the Multivitamins Product Line, and therefore are not included in the accompanying financial statements. Income tax and interest expenses have not been included in the accompanying statements of revenue and direct expenses, as these expenses are not specifically identifiable to the Multivitamins Product Line.

      Transaction systems (e.g. payroll, employee benefits, accounts receivable, accounts payable) used to record and account for cash transactions were not designed to track asset and liability receipts and payments on a product specific basis. Given these constraints, and the fact that only certain net assets of the Multivitamins Product Line were sold, statements of financial position and cash flows have not been prepared.

                         The Multivitamins Product Line

                       (A Product Line of AstraZeneca LP)

                         Notes to Financial Statements

                 August 17, 2001 and December 31, 2000 and 1999

                                 (In Thousands)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Revenue Recognition
      Sales are generally recognized when the product is received by the customer. Net sales include gross sales less estimated product specific sales returns, cash discounts, chargebacks and certain other customer discounts.

      Rebate Costs
      Rebate costs, which are recorded as a reduction of sales, include estimated amounts for price rebate programs, chargebacks from wholesalers, and certain other sales related items. These costs are based primarily on volume purchases, the attainment of market share levels and wholesaler credits. Provision for these estimated costs are recorded at the time of sale and are periodically adjusted to reflect actual experience.

      Product Returns
      AstraZeneca's customers can return product from three months prior to expiration until twelve months after expiration. In accordance with Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists, a provision for these estimated costs is recorded at the time of sale and is periodically adjusted to reflect actual experience. These costs are recorded as a reduction to sales.

      Cost of Goods Sold
      The cost of goods sold in the accompanying statements of revenues and direct expenses include the direct manufacturing costs from the AstraZeneca production facilities for all periods presented.

      Selling and Other Expenses
      Selling and other expenses include costs that can be directly attributable to the Multivitamins Product Line. As discussed in note 2, no allocations have been made for indirect administrative costs or sales force efforts of AstraZeneca.

      Drug Development Expenses
      Drug development expenses, which primarily consist of Phase IV clinical trials, are expensed as incurred.

      Amortization Expense
      Patents, registrations and trademark costs are amortized using the straight-line method over the estimated useful life of the Multivitamins Product Line (15 years).

      Use of Estimates
      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the statements of revenues and direct expenses and accompanying disclosures. Some of the more significant estimates include product returns and rebate costs. Actual results could differ from these estimates. Also as discussed in Note 2, these financial statements are not necessarily indicative of the costs and expenses that would have resulted if the Multivitamins Product Line had been operated as a separate entity.

                         The Multivitamins Product Line

                       (A Product Line of AstraZeneca LP)

                         Notes to Financial Statements

                 August 17, 2001 and December 31, 2000 and 1999

                                 (In Thousands)

4.     SETTLEMENT

      Astra AB acquired the rights to market and sell the Multivitamins Product Line including the patents, registrations and trademark from Rhone-Poulenc Rorer Pharmaceuticals Inc. (RPR). During February 1998, AstraZeneca commenced litigation against RPR and the third party asserting various claims and seeking damages for supply problems encountered from these parties. In October 1999, RPR and a third party entered into a confidential settlement agreement with AstraZeneca. The settlement amount is not reflected in the accompanying statements of revenues and direct expenses as the amount reflects recoupment of damages incurred for periods from 1996 through 1998 and do not represent direct revenues of the Multivitamins Product Line for the periods presented.

5.     CONCENTRATION OF CREDIT RISK

      Sales of Multivitamins are primarily attributable to four U.S. pharmaceutical wholesalers. Sales to these four customers account for 90%, 93% and 90% of net sales for the period from January 1, 2001 to August 17, 2001 and for the years ended December 31, 2000 and 1999, respectively.

6.     CONTINGENCIES

      In May 2000, the Food and Drug Administration ordered all manufacturers of parenteral multivitamins, including the Multivitamins Product Line, to reformulate their products to include Vitamin K as well as higher doses of certain other vitamins. Prior to the disposition as described in note 1, AstraZeneca was in the process of reformulating the Multivitamins Product Line.

      In the normal course of business, AstraZeneca is involved in various legal proceedings including product liability and regulatory investigations. To the extent these contingencies relate to the Multivitamins Product Line, AstraZeneca does not expect these matters to have a materially adverse effect on the Multivitamins Product Line's product contribution.

BRETHINE PRODUCT LINE OF NOVARTIS
PHARMACEUTICALS CORPORATION
AUDITED STATEMENTS OF PRODUCT CONTRIBUTION
FOR THE PERIOD JANUARY 1, 2001 TO DECEMBER 13,
2001 AND THE YEAR ENDED DECEMBER 31, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Novartis Pharmaceuticals Corporation

We have audited the accompanying historical special purpose statements of product contribution for the period January 1, 2001 through December 13, 2001 and the year ended December 31, 2000 of the Brethine Product Line of Novartis Pharmaceuticals Corporation (the "Product Line" or the "Company"). These historical statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these historical statements based upon our audits.

We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the special purpose statements of product contribution are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these historical statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the accompanying historical special purpose statements of product contribution are not intended to be a complete presentation of the Product Lines financial position or results of operations.

In our opinion, the historical statements referred to above present fairly, in all material respects, the product contribution of the Product Line for the period January 1, 2001 through December 13, 2001 and the year ended December 31, 2000, in conformity with the accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

Florham Park, New Jersey
February 8, 2002

BRETHINE PRODUCT LINE OF NOVARTIS PHARMACEUTICALS CORPORATION

STATEMENTS OF PRODUCT CONTRIBUTION
FOR THE PERIOD JANUARY 1, 2001 TO DECEMBER 13, 2001 AND THE
YEAR ENDED DECEMBER 31, 2000
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                2001       2000
Net sales                                                     $ 15,188   $ 19,074
                                                              --------   --------

Cost of sales                                                    2,898      3,157

Advertising and Promotion Expense                                    -          -

Royalty expense (see Note 5)                                       821      1,050

Distribution costs                                                  30         28
                                                              --------   --------

  Total costs and expenses                                       3,749      4,235
                                                              --------   --------

     Product contribution                                     $ 11,439   $ 14,839
                                                              --------   --------

    See the accompanying notes to the Special Purpose Statements of Product
                                 Contribution.

BRETHINE PRODUCT LINE OF NOVARTIS PHARMACEUTICALS CORPORATION

NOTES TO STATEMENTS OF PRODUCT CONTRIBUTION
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

1.     BASIS OF PRESENTATION

      The financial statements include all the product rights, title, and interest for the Brethine Product Line (the "Product Line") within the United States of America.

      Historically, financial statements were not prepared for the Product Line, as Novartis Pharmaceuticals Corporation (the "Company") did not maintain the Product Line as a separate business unit. These statements have been developed from the historical accounting records of the Company and represent the revenues and directly related expenses, only, of the Product Line and do not purport to represent all the costs, expenses and results associated with a stand alone, separate company. All of the estimates in the financial statements, as described in note 3, are based on assumptions that Company management believes are reasonable. However, these estimates are not necessarily indicative of the revenues and directly related expenses that would have resulted if the Product Line had been operated as a separate entity.

      The Statements of Product Contribution have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.     NATURE OF PRODUCT LINE

      The Product Line is a beta-adrenergic agonist bronchodilator that was first introduced in May of 1976. The Product Line is indicated in the United States as a bronchodilator for bronchial asthma and for reversible bronchospasm, which occur in association with bronchitis and emphysema.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      REVENUE RECOGNITION
      In accordance with SAB 101, sales and related cost of sales are recognized as revenue and expense when goods are shipped and title, risk of loss and ownership passes to the customer. Provision is made at the time of sale for discounts and estimated sale allowances and returns.

      REBATES AND CHARGEBACKS, CASH DISCOUNTS AND SALES RETURNS
      The Company entered into contracts with certain managed care organizations to provide access to the Product Line through formularies. Based on the managed care organization's market share performance and utilization of the Product Line, the organization receives managed care rebates from the Company. In addition, the Company is bound by certain laws and regulations to provide product at a discounted rate to Medicaid recipients. Medicaid rebates are paid to each state in the United States based on claims filed by pharmacies that provide the Product Line to the Medicaid recipients at the reduced rate. Managed care and Medicaid rebates are charged to the Product Line monthly, on an accrual basis, determined by estimating the actual usage of the Product Line by Medicaid recipients and managed care participants covered by the contracted prices.

      Chargebacks are amounts credited to wholesalers to reimburse the wholesaler for sales to third parties at reduced prices based on contracts the Company negotiates. Chargebacks are accrued based on historical experience.

      The Company offers a cash discount to customers if invoices are paid within a certain time period. The cash discounts are applied to each product on the invoice proportionately.

      Anticipated sales returns are charged to the Product Line based upon historical experience.

BRETHINE PRODUCT LINE OF NOVARTIS PHARMACEUTICALS CORPORATION

NOTES TO STATEMENTS OF PRODUCT CONTRIBUTION
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

      Rebates and discounts recorded against gross sales for the period January 1, 2001 through December 13, 2001 and for the year ended December 31, 2000 are as follows:

                                                               2001       2000
Gross Sales                                                   $19,298    $23,244
Less
  Sales rebates                                                 2,517      2,701
  Cash discounts                                                  386        465
  Sales returns                                                 1,207      1,004
                                                              -------    -------
     Net sales                                                $15,188    $19,074
                                                              -------    -------

      COST OF SALES
      Elements of cost of sales include raw materials, direct labor, plant overhead, and manufacturing variances. Certain of these costs are specifically identifiable to the Product Line, and the remaining costs are allocated based on production time. Management believes this method is a reasonable basis for allocating these costs. Certain raw material component parts were manufactured by a third party through a supply arrangement that has been terminated. The Company has identified a new third party supplier who is currently awaiting FDA approval to manufacture these materials. Future supply may be affected if this approval is delayed or not obtained.

      DISTRIBUTION COSTS
      Distribution costs include direct shipping and handling costs to deliver the product to the customer.

      SELLING, ADVERTISING AND PROMOTION EXPENSE
      During 2001 and 2000, the Company did not maintain a sales force dedicated to the Product Line and did not incur any advertising and promotion expenses, including professional advertising costs, promotional tools and samples.

      USE OF ESTIMATES
      The preparation of the Special Purpose Statements of Product Contribution in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts for the period January 1, 2001 to December 13, 2001 and the year ended December 31, 2000. Such estimates include Medicaid rebates, managed care rebates, chargebacks and sales returns. Actual results could differ from those estimates.

4.     SIGNIFICANT CUSTOMERS

      The Product Line had sales in the United States to four customers representing, in the aggregate, approximately 87% and 80% of total sales for the period January 1, 2001 to December 13, 2001 and the year ended December 31, 2000, respectively.

                                                              2001    2000
                                                              (%)     (%)
Customer A                                                     30%     22%
Customer B                                                     24%     20%
Customer C                                                     18%     24%
Customer D                                                     15%     14%
                                                              ---     ---
                                                               87%     80%
                                                              ---     ---

BRETHINE PRODUCT LINE OF NOVARTIS PHARMACEUTICALS CORPORATION

NOTES TO STATEMENTS OF PRODUCT CONTRIBUTION
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

5.     RELATED PARTY TRANSACTIONS

      The Company purchases certain raw materials from Novartis Pharma AG, a related party. Included in cost of sales are $936 and $780 of material cost associated with these purchases for the period January 1, 2001 to December 13, 2001 and the year ended December 31, 2000, respectively.

      The Company paid a royalty to Novartis Corporation, a related party, based on sales volume during the period January 1, 2001 through December 13, 2001 and the year ended December 31, 2000 in the amounts of $821 and $1,050, respectively.

SPECIAL PURPOSE STATEMENTS OF PRODUCT CONTRIBUTION

DARVON(R)/DARVOCET(R) PRODUCT LINE OF ELI LILLY AND COMPANY

Years Ended December 31, 2001, 2000, and 1999 with Report of Independent Auditors

                         REPORT OF INDEPENDENT AUDITORS

Chief Accounting Officer
Eli Lilly and Company
Indianapolis, Indiana

We have audited the accompanying special-purpose statements of product contribution for the Darvon(R)/ Darvocet(R) Product Line of Eli Lilly and Company for the years ended December 31, 2001, 2000, and 1999. The statements of product contribution are the responsibility of the Company's management. Our responsibility is to express an opinion on these special purpose statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of product contribution are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of product contribution. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of product contribution. We believe that our audits provide a reasonable basis for our opinion.

The operations covered by the statements of product contribution referred to above have no separate legal status or existence. The accompanying statements were prepared as described in Note 1 to present the direct revenues and standard cost of sales of the Darvon(R)/Darvocet(R) Product Line and are not intended to be a complete presentation of Darvon(R)/Darvocet(R) Product Line results. Furthermore, the amounts in the accompanying statements are not necessarily indicative of the costs and expenses that would have resulted if the Darvon(R)/Darvocet(R) Product Line had been operated as a separate entity.

In our opinion, the statements referred to above present fairly, in all material respects, the product contribution for the Darvon(R)/Darvocet(R) Product Line of Eli Lilly and Company for the years ended December 31, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States and the basis of presentation described in Note 1.

                                          /s/ Ernst & Young LLP

Indianapolis, Indiana
January 28, 2002

                       DARVON(R)/DARVOCET(R) PRODUCT LINE
                            OF ELI LILLY AND COMPANY

               SPECIAL PURPOSE STATEMENTS OF PRODUCT CONTRIBUTION

                 YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                             (Dollars in thousands)

                                     YEAR ENDED            Year ended            Year ended
                                    DECEMBER 31,          December 31,          December 31,
                                        2001                  2000                  1999
                                    --------------------------------------------------------
Net Sales                             $62,902               $56,541               $49,452

Standard Cost of Sales                  4,757                 3,828                 3,267
                                    --------------------------------------------------------

NET PRODUCT CONTRIBUTION              $58,145               $52,713               $46,185
                                       -----------------------------------------------------
                                       -----------------------------------------------------

See accompanying notes to the special purpose statements of product contribution.

          DARVON(R)/DARVOCET(R) PRODUCT LINE OF ELI LILLY AND COMPANY

          NOTES TO SPECIAL PURPOSE STATEMENTS OF PRODUCT CONTRIBUTION

                 YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                             (Dollars in Thousands)

1.      BASIS OF PRESENTATION

The Darvon(R)/Darvocet(R) Product Line (the "Product") includes all formulations of the analgesics Darvon(R)/ Darvocet(R) that are sold under the Eli Lilly and Company (the "Company") brand names. The special purpose financial statements include sales of the Product in the United States and Puerto Rico.

Historically, financial statements were not prepared for the Product. These statements have been developed from the historical accounting records of the Company and represent the direct revenues and standard costs of sale of the Product. Manufacturing capacity variances are not included in standard cost of sales, as discussed in Note 2. Further, no marketing or selling costs are included in the financial statements as the Company did not promote the Product during the periods presented.

All of the estimates in the financial statements, as described in Note 2, are based on assumptions that Company management believes are reasonable. However, these estimates are not necessarily indicative of the net sales and costs that would have resulted if the Product had been operated as a separate entity.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. This is generally at the time products are shipped to the customer. Provisions for discounts and rebates to customers are established in the same period the related sales are recorded.

NET SALES

Net sales include certain sales deductions. Sales deductions include deductions specifically attributable to the Product and deductions allocated to the Product by management. The types of deductions included in the calculation of net sales are as follows:

       Sales Rebates -- Medicaid rebates and wholesaler chargebacks are charged to the Product monthly based on actual historical rebate payments. Actual chargebacks are allocated to the Product monthly, based on actual sales.

       Cash Discounts -- Cash discounts are allocated to the Product based upon the percentage of actual Product gross sales less chargebacks and wholesaler returns to total Company gross sales less chargebacks and wholesaler returns.

       Sales Returns -- Sales returns are directly attributable to identifiable products based on actual sales returns.

STANDARD COST OF SALES

Standard cost of sales includes raw materials, direct labor, and plant overhead. Certain overhead costs are specifically identifiable to specific brands, and the remaining costs are allocated based on the Product's percentage of total production for the production facility. Manufacturing capacity variances are not allocated to individual product lines and, thus are not included in cost of sales.

          DARVON(R)/DARVOCET(R) PRODUCT LINE OF ELI LILLY AND COMPANY

                 YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                             (Dollars in Thousands)

Depreciation of plant facilities is computed using the straight-line method based on estimated useful lives of the assets. Generally, the lives of the buildings range from twelve to fifty years, and five to eighteen years for machinery and equipment.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of the special purpose financial statements of Darvon(R)/Darvocet(R) Product Contribution in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of gross profit for the years ended December 31, 2001, 2000, and 1999. Actual results could differ from those estimates.

3.      SIGNIFICANT CUSTOMERS

The Product is distributed through wholesalers that serve physicians and other health care professionals, pharmacies and hospitals. The Company sold Product to three significant wholesalers in 2001. Sales to these three wholesalers in the aggregate are estimated to have been 85% to 95% of total Product sales in 2001, 2000, and 1999. These three wholesalers are estimated to have each accounted for between 20% and 40% of total Product sales in each of these three years. Certain of these wholesalers have acquired some of their competitors during the three years presented. This sales data has been adjusted to include the pre-acquisition sales to any companies acquired by these three wholesalers during the periods presented.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,638,000 SHARES

                             [AAIPHARMA INC. LOGO]

                                 AAIPHARMA INC.

                                  COMMON STOCK

                    ---------------------------------------

                                   PROSPECTUS

                                                , 2002
                    ---------------------------------------

BANC OF AMERICA SECURITIES LLC

                               CIBC WORLD MARKETS
                                                             WACHOVIA SECURITIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All such expenses shall be borne by us. All amounts set forth below are estimates, other than the SEC registration fee.

SEC registration fee........................................   $  9,433
NASD filing fee.............................................     10,753
Transfer agent and registrar fees...........................      5,000
Accounting fees and expenses................................    120,000
Legal fees and expenses.....................................    120,000
Printing, engraving and mailing expenses....................    140,000
Miscellaneous...............................................      3,000
                                                               --------
          Total.............................................   $408,186
                                                               ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits elimination or limitation of liability of directors for breach of fiduciary duty. Our certificate of incorporation provides that a director or officer (i) shall be indemnified by us against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of our corporation) brought against him by virtue of his position as a director or officer if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of our corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (ii) shall be indemnified by us against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of our corporation brought against him by virtue of his position as a director or officer if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of our corporation, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to our corporation, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by us against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless we determine that the applicable standard of conduct required for indemnification has not been met. In the event of our determination that the director or officer did not meet the applicable standard of conduct required for indemnification, or if we fail to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     In accordance with Section 145(g) of the Delaware General Corporation Law, we have obtained an insurance policy to support the foregoing indemnity obligations. The policy is expected to provide indemnity coverage for certain liabilities incurred by our officers and directors in connection with the performance of duties in their capacities as such, in connection with their service on certain outside boards (e.g., civic and charitable) and in connection with their fiduciary responsibilities under certain benefit programs.

     Pursuant to our certificate of incorporation and Section 102 of the Delaware General Corporation Law, we have eliminated the personal liability of its directors to our corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, other than (i) any breach of the director's duty of loyalty to our corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions; (iv) for any transaction from which the director derived an improper personal benefit; and (v) for any act for which liability may not be limited or eliminated by virtue of the provisions of Section 102(b)(7) of the Delaware General Corporation Law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In March 2002, we issued $175 million of our 11% senior subordinated notes due 2010. The notes were sold at 99.346% of their face value to a group of qualified institutional buyers, as defined in Rule 144A under the Securities Act of 1933. Banc of America Securities LLC, CIBC World Markets and Wachovia Securities were the initial purchasers of the notes. Our issuance of the notes was made in reliance on the exemption from registration under the Securities Act of 1933 set forth in Section 4(2) of that act and Rule 506 promulgated under that act.

     In 2001, we issued warrants to purchase an aggregate of 114,905 shares of our common stock to affiliates of the arranger of our senior credit facilities in connection with the increase in the amount of the facilities. The warrants are exercisable at a price of $0.001 per share and expire in 2011. Our issuance of these securities was made in reliance on the exemption from registration under the Securities Act of 1933 set forth in Section 4(2) of that act and Rule 506 promulgated under that act.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1*      --  Form of Underwriting Agreement
 3.1       --  Amended and Restated Certificate of Incorporation of the
               registrant and Amendment to Certificate of Incorporation
               dated May 24, 2000 and Amendment to Certificate of
               Incorporation dated November 15, 2000 (incorporated by
               reference to Exhibit 3.2 to the registrant's Quarterly
               Report on Form 10-Q for the quarter ended March 31, 2001)
 3.2       --  Amended By-laws of the registrant (incorporated by reference to Exhibit 3.3 to the registrant's Quarterly Report on Form
               10-Q for the quarter ended June 30, 2000)
 4.1       --  Articles Fourth, Seventh, Eleventh and Twelfth of the form of the Amended and Restated Certificate of Incorporation of
               the registrant (incorporated by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q for the
               quarter ended September 30, 1996)
 4.2       --  Article II of the Amended By-laws of the registrant
               (incorporated by reference to Exhibit 3.3 to the
               registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 4.3       --  Specimen Certificate for shares of Common Stock, $0.001 par value, of the registrant (incorporated by reference to
               Exhibit 4.3 to the registrant's Registration Statement on
               Form S-1 (Registration No. 333-5535))
5*         --  Opinion of Robinson, Bradshaw & Hinson, P.A. with respect to the validity of the securities being offered
10.1       --  Employment Agreement dated November 17, 1995 between the registrant and Frederick D. Sancilio (incorporated by
               reference to Exhibit 10.1 to the registrant's Registration
               Statement on Form S-1 (Registration No. 333-5535))
10.2       --  Applied Analytical Industries, Inc. 1995 Stock Option Plan
               (incorporated by reference to Exhibit 10.3 to the
               registrant's Registration Statement on Form S-1
               (Registration No. 333-5535))
10.3       --  aaiPharma Inc. 1997 Stock Option Plan, as amended
10.4       --  Stockholder Agreement dated as of November 17, 1995 among the registrant, GS Capital Partners II, L.P., GS Capital
               Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs
               GmbH, Stone Street Fund 1995, L.P., Bridge Street Fund 1995,
               L.P., Noro-Moseley Partners III, L.P., Wakefield Group
               Limited Partnership, James L. Waters, Frederick D. Sancilio
               and the parties listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.5 to the registrant's
               Registration Statement on Form S-1 (Registration No.
               333-5535))
10.5       --  Registration Rights Agreement dated as of November 17, 1995, among the registrant, GS Capital Partners II, L.P., GS
               Capital Partners II Offshore, L.P., Goldman, Sachs & Co.
               Verwaltungs GmbH, Stone Street Fund 1995, L.P., Bridge
               Street Fund 1995, L.P., Noro-Moseley Partners III, L.P.,
               Wakefield Group Limited Partnership, James L. Waters,
               Frederick D. Sancilio and the parties listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.16 to
               Post-Effective Amendment No. 1 to the registrant's
               Registration Statement on Form S-1 (Registration No.
               333-5535))
10.6       --  aaiPharma Inc. 2000 Stock Option Plan for Non-Employee
               Directors, as amended
10.7       --  Underwriting Agreement dated September 19, 1996 between the registrant and Goldman Sachs & Co., Cowen & Company and
               Lehman Brothers, Inc., as representatives of the
               underwriters listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.17 to the registrant's Quarterly
               Report on Form 10-Q for the quarter ended September 30,
               1996)
10.8       --  Indenture dated as of March 28, 2002 between the registrant, certain of its subsidiaries and First Union National Bank, as Trustee
10.9       --  Registration Rights Agreement dated as of March 28, 2002 between the registrant, certain of its subsidiaries, Banc of
               America Securities LLC, CIBC World Markets Corp. and First
               Union Securities, Inc.
10.10      --  Amendment No. 1 to the Employment Agreement dated November
               17, 1995 between the registrant and Frederick D. Sancilio
               (incorporated by reference to Exhibit 10.14 to the
               registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999)
10.11      --  Credit Agreement between the registrant, certain of its subsidiaries, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent
10.12      --  Applied Analytical Industries, Inc. 1996 Stock Option Plan,
               as amended on March 27, 2000 (incorporated by reference to exhibit to the registrant's Annual Report on Form 10-K filed for the year ended December 31, 1999)
10.13      --  Asset Purchase Agreement by and between AstraZeneca AB and
               NeoSan Pharmaceuticals Inc. dated as of July 25, 2001
               (incorporated by reference to the registrant's Quarterly
               Report on Form 10-Q for the period ended September 30, 2001)
10.14      --  Interim Supply Agreement dated as of August 17, 2001 between
               NeoSan Pharmaceuticals Inc. and AstraZeneca L.P.
               (incorporated by reference to Exhibit 2.2 to the
               registrant's Current Report on Form 8-K dated January 24,
               2002)

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.15      --  Asset Purchase Agreement dated as of December 13, 2001 between NeoSan Pharmaceuticals Inc., Novartis
               Pharmaceuticals Corporation and Novartis Corporation
               (incorporated by reference to Exhibit 2.3 the registrant's
               Current Report on Form 8-K dated January 24, 2002)
10.16      --  Interim Supply Agreement dated as of December 13, 2001 between NeoSan Pharmaceuticals Inc. and Novartis
               Pharmaceuticals Corporation (incorporated by reference to
               Exhibit 2.4 to the registrant's Current Report on Form 8-K dated January 24, 2002)
10.17*     --  Assignment, Transfer and Assumption Agreement dated as of
               February 18, 2002 between NeoSan Pharmaceuticals, Inc. and
               Eli Lilly and Company
10.18*     --  Manufacturing Agreement dated as of February 18, 2002
               between NeoSan Pharmaceuticals, Inc. and Eli Lilly and
               Company
10.19      --  Subscription Agreement dated as of October 19, 2001 between the registrant and Aesgen, Inc. (incorporated by reference to Exhibit 10.22 to the registrant's Annual Report on Form
               10-K for the year ended December 31, 2001)
10.20      --  Product Sales Agreement dated as of December 21, 2001
               between the registrant and Aesgen, Inc. (incorporated by
               reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2001)
10.21      --  Development Agreement dated as of April 25, 1994 between the registrant and Endeavor Pharmaceuticals Inc. (formerly,
               GenerEst, Inc.) (incorporated by reference to Exhibit 10.12 to the registrant's Registration Statement on Form S-1
               (Registration No. 333-5535))
21.1       --  Subsidiaries of aaiPharma Inc. (incorporated by reference to
               Exhibit 21 to the registrant's Annual Report on Form 10-K
               filed for the year ended December 31, 1999)
23.1*      --  Consent of Robinson, Bradshaw & Hinson, P.A. (to be included in Exhibit 5)
23.2       --  Consent of Ernst & Young LLP (Raleigh, North Carolina)
23.3       --  Consent of Ernst & Young LLP (Indianapolis, Indiana)
23.4       --  Consent of PricewaterhouseCoopers LLP
23.5       --  Consent of KPMG LLP
24.1       --  Power of Attorney of Frederick D. Sancilio
24.2       --  Power of Attorney of John E. Avery
24.3       --  Power of Attorney of Joseph H. Gleberman
24.4       --  Power of Attorney of Kurt M. Landgraf
24.5       --  Power of Attorney of James G. Martin
24.6       --  Power of Attorney of Richard G. Morrison
24.7       --  Power of Attorney of John M. Ryan
24.8       --  Power of Attorney of William H. Underwood
24.9       --  Power of Attorney of James L. Waters

------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions contained in the Restated Certificate of Incorporation and Restated By-laws of the Company and the laws of the State of Delaware, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of North Carolina, on this 5th day of April, 2002.

                                          By:    /s/ FREDERICK D. SANCILIO*
                                            ------------------------------------
                                                Frederick D. Sancilio, Ph.D.
                                                 Chairman of the Board and
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----

            /s/ FREDERICK D. SANCILIO*                  Chairman of the Board, Chief       April 5, 2002
 ------------------------------------------------      Executive Officer and Director
           Frederick D. Sancilio, Ph.D.                 (Principal Executive Officer)


            /s/ WILLIAM L. GINNA, JR.                Executive Vice President and Chief    April 5, 2002
 ------------------------------------------------             Financial Officer
              William L. Ginna, Jr.


                /s/ JOHN D. HOGAN                     Controller (Principal Accounting     April 5, 2002
 ------------------------------------------------                 Officer)
                  John D. Hogan


            /s/ WILLIAM H. UNDERWOOD*                    Director and Vice President       April 5, 2002
 ------------------------------------------------
               William H. Underwood


             /s/ JOSEPH H. GLEBERMAN*                             Director                 April 5, 2002
 ------------------------------------------------
               Joseph H. Gleberman


              /s/ KURT M. LANDGRAF*                               Director                 April 5, 2002
 ------------------------------------------------
                 Kurt M. Landgraf


                /s/ JOHN M. RYAN*                                 Director                 April 5, 2002
 ------------------------------------------------
                   John M. Ryan


               /s/ JAMES L. WATERS*                               Director                 April 5, 2002
 ------------------------------------------------
                 James L. Waters


                /s/ JOHN E. AVERY*                                Director                 April 5, 2002
 ------------------------------------------------
                  John E. Avery


             /s/ RICHARD G. MORRISON*                             Director                 April 5, 2002
 ------------------------------------------------
            Richard G. Morrison, Ph.D.


               /s/ JAMES G. MARTIN*                               Director                 April 5, 2002
 ------------------------------------------------
              James G. Martin, Ph.D.


 *By:            /s/ ALBERT N. CAVAGNARO
        ------------------------------------------
          Albert N. Cavagnaro, Attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1*     --   Form of Underwriting Agreement
 3.1      --   Amended and Restated Certificate of Incorporation of the
               registrant and Amendment to Certificate of Incorporation
               dated May 24, 2000 and Amendment to Certificate of
               Incorporation dated November 15, 2000 (incorporated by
               reference to Exhibit 3.2 to the registrant's Quarterly
               Report on Form 10-Q for the quarter ended March 31, 2001)
 3.2      --   Amended By-laws of the registrant (incorporated by reference to Exhibit 3.3 to the registrant's Quarterly Report on Form
               10-Q for the quarter ended June 30, 2000)
 4.1      --   Articles Fourth, Seventh, Eleventh and Twelfth of the form of the Amended and Restated Certificate of Incorporation of
               the registrant (incorporated by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q for the
               quarter ended September 30, 1996)
 4.2      --   Article II of the Amended By-laws of the registrant
               (incorporated by reference to Exhibit 3.3 to the
               registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)
 4.3      --   Specimen Certificate for shares of Common Stock, $0.001 par value, of the registrant (incorporated by reference to
               Exhibit 4.3 to the registrant's Registration Statement on
               Form S-1 (Registration No. 333-5535))
5*        --   Opinion of Robinson, Bradshaw & Hinson, P.A. with respect to the validity of the securities being offered
10.1      --   Employment Agreement dated November 17, 1995 between the
               registrant and Frederick D. Sancilio (incorporated by
               reference to Exhibit 10.1 to the registrant's Registration
               Statement on Form S-1 (Registration No. 333-5535))
10.2      --   Applied Analytical Industries, Inc. 1995 Stock Option Plan
               (incorporated by reference to Exhibit 10.3 to the
               registrant's Registration Statement on Form S-1
               (Registration No. 333-5535))
10.3      --   aaiPharma Inc. 1997 Stock Option Plan, as amended
10.4      --   Stockholder Agreement dated as of November 17, 1995 among
               the registrant, GS Capital Partners II, L.P., GS Capital
               Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs
               GmbH, Stone Street Fund 1995, L.P., Bridge Street Fund 1995,
               L.P., Noro-Moseley Partners III, L.P., Wakefield Group
               Limited Partnership, James L. Waters, Frederick D. Sancilio
               and the parties listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.5 to the registrant's
               Registration Statement on Form S-1 (Registration No.
               333-5535))
10.5      --   Registration Rights Agreement dated as of November 17, 1995 among the registrant, GS Capital Partners II, L.P., GS
               Capital Partners II Offshore, L.P., Goldman, Sachs & Co.
               Verwaltungs GmbH, Stone Street Fund 1995, L.P., Bridge
               Street Fund 1995, L.P., Noro-Moseley Partners III, L.P.,
               Wakefield Group Limited Partnership, James L. Waters,
               Frederick D. Sancilio and the parties listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.16 to
               Post-Effective Amendment No. 1 to the registrant's
               Registration Statement on Form S-1 (Registration No.
               333-5535))
10.6      --   aaiPharma Inc. 2000 Stock Option Plan for Non-Employee
               Directors, as amended
10.7      --   Underwriting Agreement dated September 19, 1996 between the registrant and Goldman Sachs & Co., Cowen & Company and
               Lehman Brothers, Inc., as representatives of the
               underwriters listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.17 to the registrant's Quarterly
               Report on Form 10-Q for the quarter ended September 30,
               1996)
10.8      --   Indenture dated as of March 28, 2002 between the registrant, certain of its subsidiaries and First Union National Bank, as Trustee
10.9      --   Registration Rights Agreement dated as of March 28, 2002
               between the registrant, certain of its subsidiaries, Banc of
               America Securities LLC, CIBC World Markets Corp. and First
               Union Securities, Inc.
10.10     --   Amendment No. 1 to the Employment Agreement dated November
               17, 1995 between the registrant and Frederick D. Sancilio
               (incorporated by reference to Exhibit 10.14 to the
               registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999)
10.11     --   Credit Agreement between the registrant, certain of its
               subsidiaries, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.12     --   Applied Analytical Industries, Inc. 1996 Stock Option Plan,
               as amended on March 27, 2000 (incorporated by reference to exhibit to the registrant's Annual Report on Form 10-K filed for the year ended December 31, 1999)
10.13     --   Asset Purchase Agreement by and between AstraZeneca AB and
               NeoSan Pharmaceuticals Inc. dated as of July 25, 2001
               (incorporated by reference to the registrant's Quarterly
               Report on Form 10-Q for the period ended September 30, 2001)
10.14     --   Interim Supply Agreement dated as of August 17, 2001 between
               NeoSan Pharmaceuticals Inc. and AstraZeneca L.P.
               (incorporated by reference to Exhibit 2.2 to the
               registrant's Current Report on Form 8-K dated January 24,
               2002)
10.15     --   Asset Purchase Agreement dated as of December 13, 2001
               between NeoSan Pharmaceuticals Inc., Novartis
               Pharmaceuticals Corporation and Novartis Corporation
               (incorporated by reference to Exhibit 2.3 the registrant's
               Current Report on Form 8-K dated January 24, 2002)
10.16     --   Interim Supply Agreement dated as of December 13, 2001
               between NeoSan Pharmaceuticals Inc. and Novartis
               Pharmaceuticals Corporation (incorporated by reference to
               Exhibit 2.4 to the registrant's Current Report on Form 8-K dated January 24, 2002)
10.17*    --   Assignment, Transfer and Assumption Agreement dated as of
               February 18, 2002 between NeoSan Pharmaceuticals, Inc. and
               Eli Lilly and Company
10.18*    --   Manufacturing Agreement dated as of February 18, 2002
               between NeoSan Pharmaceuticals, Inc. and Eli Lilly and
               Company
10.19     --   Subscription Agreement dated as of October 19, 2001 between the registrant and Aesgen, Inc. (incorporated by reference to Exhibit 10.22 to the registrant's Annual Report on Form
               10-K for the year ended December 31, 2001)
10.20     --   Product Sales Agreement dated as of December 21, 2001
               between the registrant and Aesgen, Inc. (incorporated by
               reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2001)
10.21     --   Development Agreement dated as of April 25, 1994 between the registrant and Endeavor Pharmaceuticals Inc. (formerly,
               GenerEst, Inc.) (incorporated by reference to Exhibit 10.12 to the registrant's Registration Statement on Form S-1
               (Registration No. 333-5535))
21.1      --   Subsidiaries of aaiPharma Inc. (incorporated by reference to
               Exhibit 21 to the registrant's Annual Report on Form 10-K
               filed for the year ended December 31, 1999)
23.1*     --   Consent of Robinson, Bradshaw & Hinson, P.A. (to be included in Exhibit 5)
23.2      --   Consent of Ernst & Young LLP (Raleigh, North Carolina)
23.3      --   Consent of Ernst & Young LLP (Indianapolis, Indiana)
23.4      --   Consent of PricewaterhouseCoopers LLP
23.5      --   Consent of KPMG LLP
24.1      --   Power of Attorney of Frederick D. Sancilio
24.2      --   Power of Attorney of John E. Avery
24.3      --   Power of Attorney of Joseph H. Gleberman
24.4      --   Power of Attorney of Kurt M. Landgraf
24.5      --   Power of Attorney of James G. Martin
24.6      --   Power of Attorney of Richard G. Morrison
24.7      --   Power of Attorney of John M. Ryan
24.8      --   Power of Attorney of William H. Underwood
24.9      --   Power of Attorney of James L. Waters

------------

* To be filed by amendment.